SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 03/31/2007	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

THE REGISTRATION WITH THE CVM DOES NOT IMPLY THAT ANY OPINION IS EXPRESSED ON THE COMPANY. THE INFORMATION PROVIDED IS THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

01.01 - IDENTIFICATION

1 - CVM CODE 00951-2	2 - NAME OF THE COMPANY PETRÓLEO BRASILEIRO S.A. - PETROBRAS	3 - CNPJ (Taxpayers Record Number) 33.000.167/0001-01
4 - NIRE 33300032061

01.02 - HEAD OFFICE

1 - ADDRESS AV. REPÚBLICA DO CHILE, 65 – 24th floor			2 - QUARTER OR DISTRICT CENTRO
3 - CEP (ZIP CODE) 20031-912	4 - CITY RIO DE JANEIRO			5 - STATE RJ
6 - AREA CODE 021	7 - PHONE 3224-2040	8 - PHONE 3224-2041	9 - PHONE -	10 - TELEX
11 - AREA CODE 021	12 - FAX 3224-9999	13 - FAX 3224-6055	14 - FAX 3224-7784
15 - E-MAIL petroinvest@petrobras.com.br

01.03 - DIRECTOR OF INVESTOR RELATIONS (BUSINESS ADDRESS)

1 - NAME ALMIR GUILHERME BARBASSA
2 – ADDRESS AV. REPÚBLICA DO CHILE, 65 – 23rd floor			3 - QUARTER OR DISTRICT CENTRO
4 - CEP (ZIP CODE) 20031-912	5 - CITY RIO DE JANEIRO			6 - STATE RJ
7 - AREA CODE 021	8 - PHONE NUMBER 3224-2040	9 - PHONE NO. 3224-2041	10 – PHONE NO. -	11 - TELEX
12 - AREA CODE 021	13 - FAX No. 3224-9999	14 - FAX No. 3224-6055	15 - FAX No. 3224-7784
16 - E-MAIL barbassa@petrobras.com.br

01.04 – GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 – ENDING	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2007	12/31/2007	1	01/01/2007	03/31/2007	4	10/01/2006	12/31/2006
9- NAME OF INDEPENDENT ACCOUNTING FIRM KPMG AUDITORES INDEPENDENTES						10- CVM CODE 00418-9
11- NAME OF THE ENGAGEMENT PARTNER MANUEL FERNANDES RODRIGUES DE SOUSA						12- CPF (Taxpayers registration) 783.840.017-15

Pag: 1

01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL

No. OF SHARES (THOUSANDS)	1- CURRENT QUARTER 03/31/2007	2 - PREVIOUS QUARTER 12/31/2006	3 - SAME QUARTER IN THE YEAR 03/31/2006
Capital Paid-in
1 - Common	2.536.674	2.536.674	2.536.674
2 - Preferred	1.850.364	1.850.364	1.849.478
3 - Total	4.387.038	4.387.038	4.386.152
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 – SITUATION Operational
3 - TYPE OF SHARE CONTROL State Holding Company
4 - ACTIVITY CODE 1010 Oil and Gas
5 - MAIN ACTIVITY PROSPECTING OIL/GAS, REFINING AND ENERGY ACTIVITIES
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF SPECIAL REVIEW REPORT Unqualified

01.07 - CORPORATIONS/PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS

1 – ITEM	2 – CNPJ (TAXPAYERS RECORD NUMBER)	3 – NAME

01.08 - DIVIDENDS/INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE CURRENT QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - TYPE	5 - PET BEGINS ON	6 - TYPE OF SHARE	7 - DIVIDENDS PER SHARE

Pag: 2

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 - DATE OF CHANGE	3 - CAPITAL (R$ Thousand)	4 - AMOUNT OF CHANGE (R$ Thousand)	5 – REASON FOR CHANGE	7 - NUMBER OF SHARES ISSUED (Thousands)	8 - SHARE ISSUE PRICE (R$)

1.10 - INVESTOR RELATIONS DIRECTOR

1 – DATE 05/11/2007	2 – SIGNATURE

Pag: 3

02.01 – UNCONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1 – Code	2 – DESCRIPTION	3 - 03/31/2007	4 - 12/31/2006
1	Total Assets	180.677.171	179.614.554
1.01	Current Assets	43.379.085	49.443.798
1.01.01	Cash and Cash Equivalents	13.138.974	20.098.892
1.01.01.01	Cash and Banks	1.115.043	2.219.519
1.01.01.02	Short Term Investments	12.023.931	17.879.373
1.01.02	Accounts Receivable, net	11.174.557	10.376.356
1.01.02.01	Customers	11.174.557	10.376.356
1.01.02.01.01	Customers	4.386.762	4.248.112
1.01.02.01.02	Subsidiary and Affiliated Companies	5.917.158	5.105.482
1.01.02.01.03	Other Accounts Receivable	1.051.728	1.210.244
1.01.02.01.04	Allowance for Doubtful Accounts	(181.091)	(187.482)
1.01.02.02	Miscellaneous Credits	0	0
1.01.03	Inventories	12.281.642	12.968.740
1.01.04	Other	6.783.912	5.999.810
1.01.04.01	Dividends Receivable	579.431	777.593
1.01.04.02	Recoverable Taxes	4.942.301	4.381.752
1.01.04.03	Prepaid Expenses	836.998	669.892
1.01.04.04	Other Current Assets	425.182	170.573
1.02	Non-current Assets	137.298.086	130.170.756
1.02.01	Long-Term Assets	49.216.348	45.184.676
1.02.01.01	Credits	798.770	795.219
1.02.01.01.01	Petroleum and Alcohol Accounts	789.278	785.791
1.02.01.01.02	Marketable Securities	8.126	8.062
1.02.01.01.03	Investments in Privatization Process	1.366	1.366
1.02.01.02	Accounts Receivable, net	37.737.696	34.510.261
1.02.01.02.01	With Affiliates	1.488	1.488
1.02.01.02.02	With Subsidiaries	37.513.865	34.281.241
1.02.01.02.03	Other Companies	222.343	227.532
1.02.01.03	Other	10.679.882	9.879.196
1.02.01.03.01	Projects Financings	1.005.765	927.830
1.02.01.03.02	Deferred Income Tax and Social Contribution	1.479.333	1.363.928
1.02.01.03.03	Deferred Value-Added Tax (ICMS)	852.549	693.776
1.02.01.03.04	Deferred Pasep/Cofins	2.003.063	1.704.753
1.02.01.03.05	Compulsory Loans - ELETROBRAS	115.976	115.923
1.02.01.03.06	Judicial Deposits	1.358.348	1.438.384
1.02.01.03.07	Advance for Migration - Pension Plan	1.277.361	1.242.268
1.02.01.03.08	Advances to Suppliers	513.826	564.266
1.02.01.03.09	Prepaid Expenses	966.431	818.953
1.02.01.03.10	Inventories	453.120	464.783
1.02.01.03.11	Other Non-current Assets	654.110	544.332
1.02.02	Permanent Assets	88.081.738	84.986.080
1.02.02.01	Investments	23.166.510	22.776.506
1.02.02.02.01	In Affiliates	126.521	98.470
1.02.02.01.02	Goodwill in Affiliates	0	0
1.02.02.01.03	In Subsidiaries	22.986.516	22.626.598
1.02.02.01.04	Goodwill in Subsidiaries	(179.398)	(181.762)
1.02.02.01.05	Other Investments	232.871	233.200
1.02.02.02	Property, Plant and Equipment	61.516.762	58.682.236
1.02.02.03	Intangible	2.825.275	2.778.773
1.02.02.04	Deferred Charges	573.191	748.565

Pag: 4

02.02 – UNCONSOLIDATED BALANCE SHEET – LIABILITIES (THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 03/31/2007	4 - 12/31/2006
2	Liabilities and Stockholders' Equity	180.677.171	179.614.554
2.01	Current Liabilities	47.020.859	50.797.029
2.01.01	Loans and Financing	1.280.683	1.279.445
2.01.01.01	Financing	1.096.159	1.141.352
2.01.01.02	Interest on Financing	184.524	138.093
2.01.02	Debentures	0	0
2.01.03	Suppliers	4.765.194	5.427.331
2.01.04	Taxes, Contribution and Participation	8.086.815	6.854.934
2.01.05	Dividends	1.581.966	7.896.669
2.01.06	Accruals	1.486.114	1.583.615
2.01.06.01	Payroll and Related Charges	1.138.568	1.137.832
2.01.06.02	Contingency Accrual	54.000	54.000
2.01.06.03	Provision for Pension plan	293.546	391.783
2.01.07	Debts with Subsidiaries and Affiliated Companies	24.512.657	23.473.128
2.01.07.01	Suppliers	24.512.657	23.473.128
2.01.08	Other	5.307.430	4.281.907
2.01.08.01	Advances from Customers	1.750.722	1.119.891
2.01.08.02	Projects Financings	1.551.181	1.565.296
2.01.08.03	Other	2.005.527	1.596.720
2.02	Non-Current Liabilities	29.937.658	29.435.191
2.02.01	Non-Current Liabilities	29.937.658	29.435.191
2.02.01.01	Loans and Financing	4.820.180	5.094.223
2.02.01.01.01	Financing	4.820.180	5.094.223
2.02.01.01.02	Debentures	0	0
2.02.01.03	Accruals	18.953.535	18.259.480
2.02.01.03.01	Provision for Health Care Benefits	8.085.131	7.769.189
2.02.01.03.02	Contingency Accrual	182.519	190.671
2.02.01.03.03	Provision for Pension Plan	3.051.315	2.777.184
2.02.01.03.04	Deferred Income Tax and Social Contribution	7.634.570	7.522.436
2.02.01.04	Subsidiaries and Affiliated Companies	2.599.776	2.506.957
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	3.564.167	3.574.531
2.02.01.06.01	Provision for Dismantling of Areas	3.009.738	2.979.031
2.02.01.06.02	Provision for Programmed Maintenance	0	0
2.02.01.06.03	Other Payables	554.429	595.500
2.02.02	Deferred Income	0	0
2.04	Shareholders’ Equity	103.718.654	99.382.334
2.04.01	Capital	48.263.983	48.263.983
2.04.01.01	Subscribed and Paid-Up Capital	48.263.983	48.263.983
2.04.01.02	Monetary Restatement	0	0
2.04.02	Capital Reserves	372.064	372.064
2.04.02.01	AFRMM and Others	372.064	372.064
2.04.03	Revaluation Reserve	64.614	66.423
2.04.03.01	Private Assets	0	0
2.04.03.02	Subsidiaries and Affiliated Companies	64.614	66.423
2.04.04	Revenue Reserves	50.681.673	50.679.864
2.04.04.01	Legal	6.511.073	6.511.073
2.04.04.02	Statutory Reserves	1.249.441	1.249.441

Pag: 5

02.02 – UNCONSOLIDATED BALANCE SHEET – LIABILITIES (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	3 - 03/31/2007	4 – 12/31/2006
2.04.04.03	Contingencies Reserves	0	0
2.04.04.04	Unrealized Earnings	0	0
2.04.04.05	Retention of Earnings	42.919.351	42.919.350
2.04.04.06	Undistributed Dividends	0	0
2.04.04.07	Other	1.808	0
2.04.05	Retained Earnings (Accumulated losses)	4.336.320	0
2.04.06	Advance for Future Capital Increase	0	0

Pag: 6

03.01 – UNCONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	3- 01/01/2007 to 03/31/2007	4- 01/01/2007 to 03/31/2007	5- 01/01/2006 to 03/31/2006	6- 01/01/2006 to 03/31/2006
3.01	Gross Operating Revenues	37.985.933	37.985.933	37.920.324	37.920.324
3.02	Sales Deductions	(10.117.850)	(10.117.850)	(9.808.864)	(9.808.864)
3.03	Net Operating Revenues	27.868.083	27.868.083	28.111.460	28.111.460
3.04	Cost of Products and Services Sold	(15.232.736)	(15.232.736)	(14.024.580)	(14.024.580)
3.05	Gross Profit	12.635.347	12.635.347	14.086.880	14.086.880
3.06	Operating Expenses	(5.843.552)	(5.843.552)	(3.733.423)	(3.733.423)
3.06.01	Selling	(1.256.698)	(1.256.698)	(1.163.097)	(1.163.097)
3.06.02	General and Administrative	(1.135.584)	(1.135.584)	(832.817)	(832.817)
3.06.02.01	Management and Board of Directors Remuneration	(1.008)	(1.008)	(952)	(952)
3.06.02.02	Administrative	(1.134.576)	(1.134.576)	(831.865)	(831.865)
3.06.03	Financial	382.113	382.113	(186.420)	(186.420)
3.06.03.01	Income	970.815	970.815	302.079	302.079
3.06.03.02	Expenses	(588.702)	(588.702)	(488.499)	(488.499)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(3.885.533)	(3.885.533)	(1.894.468)	(1.894.468)
3.06.05.01	Taxes	(155.289)	(155.289)	(116.267)	(116.267)
3.06.05.02	Cost of Research and Technological Development	(373.555)	(373.555)	(239.496)	(239.496)
3.06.05.03	Impairment	0	0	0	0
3.06.05.04	Exploratory Costs for the Extraction of Crude Oil and Gas	(215.828)	(215.828)	(105.703)	(105.703)
3.06.05.05	Benefits Expenses	(423.987)	(423.987)	(455.848)	(455.848)
3.06.05.06	Net Monetary and Exchanges Adjustments	(972.097)	(972.097)	(492.859)	(492.859)
3.06.05.07	Other Operating Expenses, Net	(1.744.777)	(1.744.777)	(484.295)	(484.295)
3.06.06	Participation in Subsidiaries and Affiliated Companies	52.150	52.150	343.379	343.379
3.07	Operating Income	6.791.795	6.791.795	10.353.457	10.353.457
3.08	Non-Operating Expenses	(724)	(724)	(85.479)	(85.479)

Pag: 7

03.01 – UNCONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	3- 01/01/2007 to 03/31/2007	4- 01/01/2007 to 03/31/2007	5- 01/01/2006 to 03/31/2006	6- 01/01/2006 to 03/31/2006
3.08.01	Income	0	0	0	0
3.08.02	Expenses	(724)	(724)	(85.479)	(85.479)
3.09	Income Before Taxes/Participations	6.791.071	6.791.071	10.267.978	10.267.978
3.10	Income Tax and Social Contribution	(2.419.110)	(2.419.110)	(2.627.694)	(2.627.694)
3.11	Deferred Income Tax	(35.641)	(35.641)	(726.519)	(726.519)
3.12	Statutory Participation/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders' Equity	0	0	0	0
3.15	Net Income for the Period	4.336.320	4.336.320	6.913.765	6.913.765
	Number of Shares. Ex-Treasury (Thousands)	4.387.038	4.387.038	4.386.152	4.386.152
	Net Income per Share	0,98844	0,98844	1,57627	1,57627
	Loss per Share	0	0	0	0

Pag: 8

00951-2 PETRÓLEO BRASILEIRO S.A. - PETROBRAS 33.000.167/0001-01

04.01 - NOTES TO QUARTELY INFORMATION

1. PRESENTATION OF THE QUARTERLY FINANCIAL INFORMATION

Main accounting guidelines

The quarterly information has been produced in accordance with the accounting practices adopted in Brazil, the provisions deriving from Brazilian corporation law and the standards and procedures laid by the Brazilian Securities Commission - CVM.

No changes were made to the main accounting guidelines followed by the Company in relation to those stated in the 2006 annual report.

Certain balances relating to prior periods were reclassified in order to properly compare the interim financial information between the periods.

2. CASH AND CASH EQUIVALENTS

	R$ thousand

	Consolidated		Parent Company

	03.31.2007	12.31.2006	03.31.2007	12.31.2006

Cash and banks	2.413.976	3.686.866	1.115.043	2.219.519

Short Term Investments
Local:
Exclusive investment funds
Currency	1.596.808	3.455.769	1.476.300	3.455.769
DI	3.924.556	3.802.726	2.613.174	3.802.726
Government Bonds	907.362	1.039.289
Financial investment funds – Currency	148.344	187.910
Financial investment funds – DI	1.449.652	2.172.381
Other	687.568	984.829

	8.714.289	11.642.904	4.089.474	7.258.495
Foreign:
“Time deposit”	2.356.132	5.757.161	2.798.421	4.962.098
Fixed-income securities	6.978.297	6.742.174	5.136.036	5.658.780

	9.334.430	12.499.335	7.934.457	10.620.878

Total Short Term Investments	18.048.719	24.142.239	12.023.931	17.879.373

Total cash and cash equivalents	20.462.695	27.829.105	13.138.974	20.098.892

Pag: 9

Local short term investments provide immediate liquidity and are mainly comprised of quotas in exclusive funds, which funds are invested in federal public bonds and financial derivative operations, executed by fund managers and tied to the north-american dollar quotation. Exclusive funds do not have any significant financial obligations and are limited to daily obligations of adjustments to the positions of the BM&F (Stock and Futures Exchange), auditing services, services fees regarding custody of assets and execution of financial operations and other administrative expenses. Short-term investments balances are recorded at cost plus accrued income, which is recognized proportionately up to the balance sheet date at amounts not exceeding their respective market values.

At March 31, 2007 and December 31, 2006, the Company and its subsidiary PifCo had amounts invested abroad in an exclusive investment fund that held, among others, debt securities of some of the Petrobras Group companies and certain of the Special Purpose Entities established in connection with the Company’s projects, mainly Clep project, in the amount of R$ 4.341.816 thousand and R$ 3.895.446 thousand, respectively. This amount refers to consolidated companies and was offset against the balance of financing classified under current and non-current liabilities.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable are broken down as follows:

	R$ thousand

	Consolidated		Parent Company

	03.31.2007	12.31.2006	03.31.2007		12.31.2006

Customers
Third parties	14.481.225	14.267.464	4.386.762		4.248.112
Related parties (Note 6a)	668.977	788.268	43.432.511	(*)	39.388.211	(*)
Other	3.445.806	3.570.493	1.274.071		1.437.776

	18.596.008	18.626.225	49.093.344		45.074.099
Less: Uncollectible accounts	(2.393.619)	(2.437.636)	(181.091)		(187.482)

	16.202.389	16.188.589	48.912.253		44.886.617
Less: long-term accounts receivable, net	(1.829.510)	(1.776.430)	(37.737.696)		(34.510.261)

Short-term accounts receivable, net	14.372.879	14.412.159	11.174.557		10.376.356

(*) Does not include dividends receivable of R$ 579.431 thousand on March 31, 2007 (R$ 777.593 thousand on December 31, 2006) and reimbursements receivable of R$ 950.794 thousand on March 31, 2007 (R$ 878.168 thousand on December 31, 2006).

Pag: 10

	R$ thousand

Change in provision for uncollectible
accounts	Consolidated		Parent Company

	03.31.2007	12.31.2006	03.31.2007	12.31.2006

Balance at January 1	2.437.636	2.542.475	187.482	215.675
Additions	30.214	150.561	3.186	87.241
Write offs (*)	(74.231)	(255.400)	(9.577)	(115.434)

Balance at March 31	2.393.619	2.437.636	181.091	187.482

Short-term	1.251.668	1.251.413	181.091	187.482

Long-term	1.141.951	1.186.223

(*) Includes exchange variation of provision for uncollectible accounts constituted at foreign companies.

4. RELATED PARTIES

Petrobras carries out commercial transactions with its subsidiary, affiliated companies and special purpose entities on normal market terms. The transactions for purchase of oil and oil products from the subsidiary PifCo carried out by Petrobras feature longer term for settlement, since PifCo is a subsidiary created for this purpose, considering the levy of the related changes in the period. The amounted related to prepayment export and international market funding are made at the same rate obtained by the subsidiaries. The value, income and charges in connection with other transactions, especially intercompany loans, are established at arm`s length and/or in accordance with applicable legislation.

Pag: 11

a) Assets

	PARENT COMPANY

	CURRENT ASSETS			NON-CURRENT ASSETS
		>
	Accounts receivables, mainly from sales	Dividends Receivable	Advance for capital increase	Amounts related to the construction of platforms and gas pipeline	Loan Operations	Other operations	Reimbursement Receivable	TOTAL ASSETS

Petroquisa and its subsidiaries	85.371				4			85.375
Petrobras Distribuidora S.A. and its subsidiaries	814.387	290.146			318.624			1.423.157
Gaspetro and its subsidiaries	328.632	111.987	116.868	1.139.830	15.973			1.713.290
PifCo and its subsidiaries	2.538.200				30.821.326	6.523		33.366.049
PNBV and its subsidiaries	4.158		10.083	3	0	1.836		16.080
Downstream and its subsidiary	368.860				674.915	90		1.043.865
Transpetro and its subsidiary	283.329	148.374						431.703
PIB and its subsidiaries	146.497				0	76.928		223.425
Brasoil and its subsidiaries	2.573			6	3.241.868			3.244.447
BOC and its subsidiary	236			0	524.955			525.191
Pcel	88.278	24.926						113.204
Other subsidiaries and associated companies	1.256.637	3.998	150.854	0	414.656	11	0	1.826.156
Termo-electric power stations	108.685	3.998	77.984		414.656			605.323
Affiliated companies	268.982		1.488					270.470
Others	878.970		71.382		0	11		950.363
Specific Purpose Entities							950.794	950.794
		>
3/31/2007	5.917.158	579.431	277.805	1.139.839	36.012.321	85.388	950.794	44.962.736
		>
12/31/2006	5.105.482	777.593	228.947	1.185.468	32.779.635	88.679	878.168	41.043.972
		>

R$ Thousand

Intercompany loans

Index	March/2007	December/2006

TJLP + 5% p.a.	315.547	399.473
LIBOR + 1 to 3% p.a.	34.644.492	31.333.007
101% of CDI	576.243	561.679
IGPM + 6% p.a.	75.202	75.176
Other rates	400.837	410.300

	36.012.321	32.779.635

Pag: 12

Bolivia-Brazil Gas pipeline

The Bolivian section of the gas pipeline is the property of Gás Transboliviano S.A. - GTB, in which Petrobras Gás S.A. - Gaspetro holds a minorities interest (11%).

A turnkey contract in the amount of US$ 350 million was signed between Petrobras and Yacimientos Petrolíferos Fiscales Bolivianos - YPFB, which assigned its rights under such contract to GTB, for the construction of the Bolivian section, with payments to be rendered in the subsequent 12 years from January of 2000 in the form of transportation services.

On March 31, 2007, the balance of the rights to future transportation services, on accountant of costs already incurred in the construction up to that date, including interest of 10,07% p.a., is R$ 632.369 thousand (R$ 688.439 thousand on December 31, 2006), being R$ 513.826 thousand (R$ 564.266 thousand on December 31, 2006) classified under non-current assets as advances to suppliers. This amount also includes R$ 131.431 thousand (R$ 138.491 thousand on December 31, 2006) relating to the anticipated acquisition of the right to transport 6 million cubic meters of gas over a 40-year period (TCO - Transportation Capacity Option).

The Brazilian section of the gas pipeline is the property of Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. - TBG, a Gaspetro subsidiary. On March 31, 2007, the total receivables of Petrobras from TBG for management, recharge of costs and financing relating to the construction of the gas pipeline and anticipated acquisition of the right to transport 6 million cubic meters of gas over a 40-year period (TCO) amounted to R$ 1.139.830 thousand (R$ 1.185.462 thousand on December 31, 2006) classified under non-current assets as accounts receivable, net.

Pag: 13

b) Liabilities

	PARENT COMPANY

	CURRENT LIABILITIES					NON-CURRENT LIABILITIES

	Suppliers of mainly oil and oil products	Advance from customers	Oil rigs freight	Operations with Projec tFinancing	Other Operations	Intercompany Loans	Export prepayments	Other Operations	TOTAL LIABILITIES

Petroquisa and its subsidiaries	(26.467)				(27)				(26.494)
Petrobras Distribuidora S.A. and its subsidiaries	(218.006)	(21.035)						(1.641.538)	(1.880.579)
Gaspetro and its subsidiaries	(75.965)	(104.181)							(180.146)
PifCo and its subsidiaries	(21.439.020)	(214.187)					(918.528)		(22.571.735)
PNBV and its subsidiaries	(45.982)		(849.737)						(895.719)
Downstream and its subsidiary	(18.902)	(160.573)							(179.475)
Transpetro and its subsidiary	(410.427)				(50)				(410.477)
PIB and its subsidiaries	(214.613)	(69.027)			(5.292)				(288.932)
Brasoil and its subsidiaries	(32.743)	(1.068)	(49.548)						(83.359)
BOC and its subsidiary									0
Pcel	(83.665)								(83.665)
Other subsidiaries and associated companies	(472.142)					(39.710)			(511.852)
E-Petro and its subsidiary	(6.797)								(6.797)
Termo-electric power stations	(147.094)								(147.094)
Afiliates companies	(53.741)					(39.710)			(93.451)
Others	(264.510)								(264.510)
Specific Purpose Entities				(1.489.547)					(1.489.547)

3/31/2007	(23.037.932)	(570.071)	(899.285)	(1.489.547)	(5.369)	(39.710)	(918.528)	(1.641.538)	(28.601.980)

12/31/2006	(22.323.360)	(363.468)	(781.489)	(1.531.133)	(4.811)	(38.897)	(992.844)	(1.475.216)	(27.511.218)

Pag: 14

c) Income Statement

	PARENT COMPANY

	INCOME STATEMENT

	Operational	Financial	Monetary
	income mainly	income	Exchange
	from sales	(Expenses), net	Variations, net	TOTAL

Petroquisa and Subsidiaries	244.105		6.401	250.506
Petrobras Distribuidora S.A. and Subsidiaries	8.943.038	(42.322)	6.854	8.907.570
Gaspetro and Subsidiaries	442.694	15.240	(41.208)	416.726
PifCo and Subsidiaries	2.980.765	200.273	(437.099)	2.743.939
PNBV and Subsidiaries		(263)	33.116	32.853
Downstream and Subsidiary	912.013	11.302	(12.363)	910.952
Transpetro and Subsidiariary	94.010		4.376	98.386
PIB and Subsidiaries	37.023		10.807	47.830
Brasoil and Subsidiaries		67.272	(134.071)	(66.799)
BOC and Subsidiary		10.821	(22.228)	(11.407)
Pcel	30.434		735	31.169
Other subsidiaries and associated companies	2.292.620	8.287	(7.254)	2.293.653
E-Petro and subsidiary	455			455
Termo-eletric power stations	173	9.125	(8.268)	1.030
Affiliated companies	2.291.992	(813)	1.014	2.292.193
Others		(25)		(25)
Specific Purpose Entities	70.356			70.356

1º quarter of 2007	16.047.058	270.610	(591.934)	15.725.734

1º quarter of 2006	16.044.760	100.905	(518.507)	15.627.158

d) Transactions with government entities and Pension Fund

The company is controlled by the Federal Government and carries out several transactions with government entities as part of its operations.

Pag: 15

Significant transactions with government entities and the pension funds are presented as follows:

	Consolidated

	03.31.2007		12.31.2006

	Assets	Liabilities	Assets	Liabilities

Petros (Pension Fund)	1.277.361	254.031	1.242.276	105.761
Banco do Brasil S.A.	7.474.043	868.769	10.765.669	1.117.179
BNDES		7.382.916		7.654.482
Federal Government – Dividends Proposed		509.621		2.543.865
Judicial Deposits (CEF and BB)	1.385.016	8.596	1.490.459
Petroleum and alcohol account – Federal
Government Credits	789.278		785.791
Others	1.905.604	370.544	1.859.669	336.887

	12.831.302	9.394.477	16.143.864	11.758.174

Current	8.274.701	4.145.938	11.594.872	6.477.051

Non-current	4.556.601	5.248.539	4.548.992	5.281.123

Balances are classified in Balance Sheet as follows:

	Consolidated

	03.31.2007		12.31.2006

	Assets	Liabilities	Assets	Liabilities

Assets
Current	8.274.701		11.594.872

Cash and cash equivalents	7.416.587		10.706.877
Accounts receivable, net	325.422		381.301
Other current assets	532.692		506.694

Non-current	4.556.601		4.548.992

Petroleum and alcohol account - STN	789.278		785.791
Judicial deposits	1.385.016		1.486.784
Advances to pension plan	1.277.361		1.242.268
Other assets	1.104.946		1.034.149

Liabilities
Current		4.145.938		6.477.051

Financing loans		2.544.131		2.608.166
Proposed dividends		509.621		2.543.865
Other current liabilities		1.092.186		1.325.020

Non-current		5.248.539		5.281.123

Financing loans		4.918.185		5.076.421
Other liabilities		330.354		204.702

	12.831.302	9.394.477	16.143.864	11.758.174

Pag: 16

5. INVENTORIES

	R$ thousand

	Consolidated		Parent Company

	03.31.2007	12.31.2006	03.31.2007	12.31.2006

Products:
Oil products (*)	4.020.164	4.349.106	3.403.285	3.353.495
Fuel alcohol	390.978	342.179	209.474	211.847

	4.411.142	4.691.285	3.612.759	3.565.342

Raw materials, mainly crude oil (*)	5.081.212	5.968.128	4.487.053	5.388.594
Maintenance materials and supplies (*)	3.413.484	3.200.565	2.599.828	2.478.468
Advances to suppliers	2.109.048	2.026.906	2.014.469	1.960.366
Others	503.645	518.932	20.654	40.753

Total	15.518.531	16.405.816	12.734.762	13.433.523

Short-term	15.065.411	15.941.033	12.281.642	12.968.740
Long-term	453.120	464.783	453.120	464.783

(*) includes imports in transit.

6. PETROLEUM AND ALCOHOL ACCOUNT - STN

Settlement of accounts with the Federal Government

Petrobras after having provided all needed information requeried by National Treasury Secretariat - STN is in articulation with this Secretariat aiming to solve the remaining outstanding differences existing between the parts, in order to conclude the settlement process as established by Provisional Measure No. 2.181, of August 24, 2001.

The remaining balance to the amount of R$ 789.278 thousand (R$ 785.791 thousand as of December 31, 2006) may be paid by the Federal Government with National Treasury Bonds issued at the same amount of the final balance of the settlement of accounts or other amounts that might be owed by Petrobras to the Federal Government, including those related to taxes, or a combination of the foregoing options.

Pag: 17

7. MARKETABLE SECURITIES

Marketable securities negotiated in Brazil classified as non-current assets are comprised as follows:

	R$ thousand

	Consolidated		Parent Company

	3.31.2007	12.31.2006	3.31.2007	12.31.2006

Tax incentives - FINOR	9.797	9.797	4.815	4.815
B Certificates	216.625	225.880
Bank securities	152.009	10.882
NTN P	7.836	7.699	3.311	3.247
Others	151.254	155.273

	537.521	409.531	8.126	8.062

B certificates, which were received by Brasoil on account of the sale of platforms in 2000 and 2001, have semi-annual maturity dates until 2011, which bear interest equivalent to the Libor rate plus 2,5% p.a. to 4,25% p.a..

The National Treasury Bonds - P Series were received from the sale of parts of the minority interests held by the Parent Company in companies embraced by the National Privatization Programme - PND. These bonds mature up to 2021 and bear monetary correction at the Referential Rate - TR plus interest of 6% p.a.

Bank security applications have a maturity date of 2014 and a yield of 8,50% p.a.

8. PROJECTS FINANCINGS

Petrobras develops projects with local and international finance agencies and companies in the oil and energy sector to establish operational partnerships for the purpose of making viable investments necessary in the business areas where the Company operates.

Considering that the projects financings are implemented by Specific Purpose Entities, whose activities are, essentially, controlled by Petrobras, the expenses incurred by the Company on projects being negotiated or which have been negotiated with the parties are classified in the non-current assets property, plant and equipment of the consolidated financial statements.

Pag: 18

a) Reimbursements receivable and ventures under negotiation

The receivable balance, net of the received advances, referring to the costs incurred by Petrobras on projects already negotiated with third parties, has been classified in the non-current assets, as Projects Financings, and is broken down as follows:

	Parent Company

Projects/companies	03.31.2007		12.31.2006

Cayman Cabiunas Investment Co. Ltda.	816.698		815.849
PDET Offshore S.A.	744.363		700.164
Nova Transportadora do Nordeste S.A. (NTN)	96.410		93.680
Nova Transportadora do Sudeste S.A. (NTS)	71.250		71.250
EVM Leasing Corporation	890		1.178
Fundação Petrobras de Seguridade Social (Petros)	80		80
Companhia de Recuperação Secundária S/A (CRSec)	48		48

Total	1.729.739		1.682.249

Advances	(778.945)		(804.081)

Total net of reimbursements receivable	950.794		878.168

Ventures under negotiation	54.971	(1)	49.662

Total projects financings	1.005.765		927.830

(1) Includes expenses already incurred by Petrobras on projects for which partners have not yet been specified.

b) Projects financings obligations

		R$ thousand

	Project	03.31.2007	12.31.2006

NovaMarlim Petróleo S.A.	NovaMarlim	291.190	332.776
PDET Offshore S.A.	PDET	1.198.357	1.198.357

Total		1.489.547	1.531.133

Marlim Project

NovaMarlim Petróleo S.A. provided funding for the project, the balance of which, net of operating costs already incurred by Petrobras to the amount of R$ 1.823.345 thousand (R$ 1.781.759 thousand up to December 31, 2006) and transferred assets of R$ 49.465 thousand, reached R$ 291.190 thousand (R$ 332.776 thousand up to December 31, 2006) classified in the current liabilities as Projects Financings.

Pag: 19

PDET Project

PDET Offshore S.A passed to Petrobras R$ 1.198.357 thousand as an advance for the future sale of assets and reimbursement of expenses incurred by Petrobras, classified in the current liabilities as Projects Financings.

c) Accounts payable related to consortiums

	R$ thousand

	03.31.2007	12.31.2006

Fundação Petrobras de Seguridade Social - Petros	61.634	34.163

Total	61.634	34.163

Petrobras maintains consortium contracts for the purpose of supplementing the development of oil field production, which related accounts payable to consortium partners amounted to, as of March 31, 2007, R$ 61.634 thousand (R$ 34.163 thousand to December 31, 2006), were classified as structured projects financings - Current Liabilities.

Pag: 20

d) Special purpose entities

i) Projects financings in progress

		Main	Investment	Current
Project	Purpose	guarantees	amount	phase

Barracuda and Caratinga	To allow development ofproduction in the fields of Barracuda and Caratinga in the Campos Basin. The SPE Barracuda and Caratinga Leasing Company B.V. (BCLC), is in charge of building all of the assets (wells, submarine equipment and production units) required by the project, and is also the owner of them.	Guarantee provided byBrasoil to cover BCLC’s financial requirements.	US$ 3,1 billion.	In operation, with constitution of assets of final stages.

Marlim	Consortium between Companhia Petrolífera Marlim (CPM), which furnishes to Petrobras submarine equipment for oil production of the Marlim field.	70% of the field production limited to 720 days.	US$ 1,5 billion.	In operation.

NovaMarlim	Consortium with NovaMarlim Petróleo S.A. (NovaMarlim) which furnishes submarine oil production equipment and refunds by way of advancement already made to Petrobras operating costs arising from operating and maintaining the field assets.	30% of the field production limited to 720 days.	US$ 834 million.	In operation.

CLEP	Companhia Locadora de Equipamentos Petrolíferos –CLEP, furnishes Petrobras assets related to oil production located in the Campos Basin through a lease agreement for the period of 10 years, and at the end of which period Petrobras will have the right to buy shares of the SPE or project assets.	Lease prepayments in case revenue is not sufficient to cover payables to the lenders.	US$ 1,25 billion.	In operation.

Pag: 21

		Main	Investment	Current
Project	Purpose	guarantees	amount	phase

EVM	To allow the setting up of submarine oil production equipment in the fields Espadarte, Voador, Marimbá and other 7 (seven) smaller fields in the Campos Basin. EVM Leasing Co. (EVMLC), furnishes assets to Petrobras under an international lease agreement.	Pledge of certain oil volumes.	US$ 1,07 billion.	In operation.

PDET	PDET Offshore S.A. is the future owner of the Project assets whose objective is that of improving the infrastructure to transfer oil produced in the Campos Basin to the oil refineries in the Southeast Region and export. The assets will be later leased to Petrobras for 12 years.	All of theproject’s assets will be pledged as collateral.	US$ 1,27 billion.	In stage ofconstitution ofassets.

Malhas	Consortium between Transpetro, Transportadora Nordeste Sudeste (TNS), Nova Transportadora do Sudeste (NTS) and NovaTransportadora do Nordeste (NTN). NTS and NTN contribute through assets related to natural gas transportation. TNS (a 100% Gaspetro subsidiary) furnishes assets that have already been previously set up. Transpetro is the gas pipes operator.	Prepayments based ontransportation capacity to cover any consortium cash insufficiencies.	US$ 1 billion.	The consortium became operational on January 1, 2006. However, some assets are still under construction.

Modernization of Revap	This project has the objective of raising the Henrique Lage (Revap)refinery’s national heavy oil processing capacity, bringing the diesel it produces into line with the new national specifications and reducing pollution levels. To achieve this the SPE Cia. de Desenvolvimento e Modernização de Plantas Industriais - CDMPI was founded, which shallconstruct and lease to Petrobras a Retarded Coking plant, a Coke Naphtha Hydrotreatment plant and related plants to be installed at this refinery.	Prepaid rental to cover any cash deficiencies of CDMPI.	US$ 900 million.	The financial structuring has been concluded. The contracts were executed on May 23,2006. Theassets arecurrently under construction.

Pag: 22

		Main	Investment	Current
Project	Purpose	guarantees	amount	phase

Cabiúnas	Project with the objective of increasing gas production transportation from the Campos Basin. Cayman Cabiunas Investment Co. Ltd. (CCIC), furnishes assets to Petrobras under an international lease agreement.	Pledge of 10,4billion m3 of gas.	US$ 850 million consolidated in the lease agreement.	In operation.

Albacora/ Petros	Consortium between Petrobras and Fundação Petros de Seguridade Social, which furnishes to Petrobras oil production assets of the Albacora field in the Campos Basin.	Ownership of assets.	US$ 240 million.	In operation.

Albacora	Consortium between Petrobras and Albacora Japão Petróleo Ltda. (AJPL), which furnishes to Petrobras oil production assets of the Albacora field in the Campos Basin.	Ownership of asset.	US$ 170 million.	In operation.

PCGC	Companhia de Recuperação Secundária (CRSec) furnishes assets to be used by Petrobras in the fields Pargo, Carapeba, Garoupa, Cherne and others through a lease agreement with monthly payments.	Additional lease payment ifrevenue is notsufficient to cover payables tolenders.	U$$ 85,5 million.	In operation.

Pag: 23

ii) Projects financings

		Main	Investment	Current
Project	Purpose	guarantees	amount	phase

Gasene	Transportadora Gasene S.A. is responsible for the construction and future ownership of pipelines to transport natural gas with a total length of 1,4 thousand km and transportation capacity of 20 million cubic meters per day, connecting the Cabiúnas Terminal in Rio de Janeiro to the city of Catu, in Bahia state.	To be defined.	US$ 2billion.	Attainment of bridge loanstogether with: (i) BNDES to the value ofR$ 1,36 billion, being R$ 1,05 billion for the construction of the Gascacgas pipeline and R$ 312millions for the construction of the Gascavpipeline and (ii) BB Fund SPC to the value of R$ 800 millions for the construction of the Gascav gas pipeline, with the issue of US$ 210 millions inPromissory Notes, in October of2006.

P-55 and P- 57	To develop production at Module 3 in the Roncador field (P-55) and Phase 2 of Jubart field (P-57). A Deepwater charter LLC and a Deepblue Charter LLC are responsible for jointly companies providing labor to construct the Production Units (UEP): one for the P-55 hull, another for the P- 57 hull, as well as two other for Generation and Compression Modules for both UEPs. At the end, PNBV shall charter the P- 55 from Deepwater and the P- 57from Deepblue and will sub- charter them to Petrobras .	Future chartering commitment of Petrobras with PNBV andPNBV with the owner’s of UEP (Deepwater and Deepblue).	US$ 1,96 billion.	Undergoing selection process for the companies to construct the UEPs.

Pag: 24

		Main	Investment	Current
Project	Purpose	guarantees	amount	phase

Amazônia

Development of a project in the Gas and Energy area that includes the construction of a gas pipe with length of 385 km , between Coari and Manaus, and a GLP pipe with length of 285 Km between Urucu and Coari under the responsibility of Transportadora Urucu - Manaus S.A. and the construction of a thermoelectric plant, in Manaus, with capacity of 488 MW through Companhia de Geração Termelétrica Manauara S.A.

		Being negotiated.	US$ 1,3 billion.	A bridge loan in the amount of R$ 800 million was obtained from BNDES in December 2005, to begin construction of the gas pipeline.

Marlim Leste (P-53)	To develop production in the Marlim Leste field, Petrobras will use the Stationery Production Units (UEP), P-53, to be chartered from Charter Development LLC. The Bare Boat Charter agreement will be effective for a 15-year period counted from the date of signature.

Completion : the flow of charter payments to be made by Petrobras will begin at a certain date.

Cost Overrun : Any increase in P-53 construction costs will represent an increase in charter amounts payable by Petrobras.

			US$ 1,18 billion.	Increase to the bridge loan amount from ABN AMRO, in August 2006 to US$ 350 million. In September 2006, the syndicated loan was refinanced. The financing amount was increased to US$ 750 million.

Mexilhão

Construction of a platform (PMXL-1) to produce natural gas at Mexilhão and Cedros' fields, in the Santos Basin, in São Paulo State through Companhia Mexilhão do Brasil (CMB), responsible for obtaining the funds necessary to build such platform. After building the PMXL-1 shall be leased to Petrobras, holder of the exploration and production concession in the aforementioned fields.

		To be defined	US$ 595 million.	Obtainment of short-term funds up to the amount of US$ 86 million, through the issuance of Promissory Notes acquired by the BB Fund. Constitution of the assets at the initial stage.

Pag: 25

9. JUDICIAL DEPOSITS

The judicial deposits are presented in accordance to the nature of the claims, are as follows:

	R$ thousand

	Consolidated		Parent Company

	03.31.2007	12.31.2006	03.31.2007	12.31.2006

Labor	554.007	566.642	514.567	522.634
Tax	813.774	893.463	628.555	715.886
Civil (*)	284.371	271.143	212.955	199.582
Other	11.206	18.871	2.271	282

Total	1.663.358	1.750.119	1.358.348	1.438.384

(*) Net of the judicial deposit related to the judicial proceeding provisioned for - in accordance with CVM Resolution 489/05.

• Other informations

• Search and apprehension of ICMS/ taxpayer substitution payments considered to be not due

Petrobras was sued in court by certain small oil distribution companies under the allegation that it does not pass on to state governments the State Value-Added Tax (ICMS) collected according to the legislation upon fuel sales. These suits were filed in the states of Goiás, Tocantins, Bahia, Pará, Maranhão and in the Federal District.

Of the total amount related to legal actions of approximately R$ 895.795 thousand, up to March 31, 2007, R$ 205.744 thousand had been withdrawn from the Company’s accounts as a result of judicial rulings of advance relief, which were annulled as a result of an appeal filed by the Company.

Petrobras, with the support of the state and federal authorities, has succeeded in stopping the execution of other withdrawals, and is making all possible efforts to obtain reimbursement of the amounts that had been unduly withdrawn from its accounts.

Pag: 26

• Other restricted deposits

Authorities have blocked other amounts due to labor claims in a total R$ 48.649 thousand as of March 31, 2007 (R$ 57.561 thousand on December 31, 2006).

On October 02, 2006, the Rio de Janeiro State Finance Department converted into State income the amounts of R$ 43.661 thousand and R$ 81.992 thousand relating to the appeal deposit and bank guarantee, respectively, referring to the administrative ICMS collection proceedings regarding the sinking of the P-36 platform, as described in note 19b.

10. INVESTMENTS

a) Information about subsidiaries, jointly-owned subsidiaries and affiliated companies

	R$ thousand

	03.31.2007	12.31.2006

Subsidiaries
Petrobras Química S.A. - Petroquisa	1.798.658	1.556.759
Petrobras Distribuidora S.A. - BR	6.481.617	6.281.188
Petrobras Gás S.A. - Gaspetro	2.302.894	2.196.019
Petrobras Transpetro S.A. - Transpetro	1.569.662	1.529.368
Termoceará Ltda.	141.337	148.528
Downstream Participações Ltda.	1.168.428	1.112.886
Braspetro Oil Services Company - Brasoil	796.461	826.606
Termomacaé Ltda.	677.623	705.710
FAFEN Energia S.A.	220.998	209.534
5283 Participações Ltda.	616.934	721.042
Petrobras Negócios Eletrônicos - E-Petro	21.968	21.583
Petrobras Comercializadora de Energia Ltda	341.361	269.324
Petrobras Internacional Braspetro Holanda B.V.- PIB BV	2.448.405	2.861.278
Petrobras Netherlands B.V. - PNBV	1.010.210	922.349
Termorio S.A.	2.539.721	2.542.515
Baixada Santista Energia Ltda.	217.836	217.836
SFE - Sociedade Fluminense de Energia Ltda.	107.584	59.851
Fundo de Investimento Imobiliário RB Logística - FII	35.129	32.152
Petrobras Colômbia		8.037
Goodwill/Negative Goodwill in parent companies	(179.398)	(181.762)

	22.317.428	22.040.804

Jointly-owned Subsidiaries
UTE Norte Fluminense S.A.	54.829	52.555
Termogaúcha Usinas Termoelétricas S.A.	30.191	5.151
GNL do Nordeste Ltda	290	290
Termoaçu S.A.	374.810	322.711
Termobahia S.A.	20.699	18.960
Ibiritermo S.A.	8.871	4.365

	489.690	404.032

Pag: 27

	R$ thousand

	03.31.2007	12.31.2006

Affiliated companies
UEG Araucária Ltda	124.368	96.317
Companhia Petroquímica Paulista	2.153	2.153

	126.521	98.470

Other Investiments	232.871	233.200

	23.166.510	22.776.506

b) Investments in companies with shares traded on Stock Exchanges

As of March 31, 2007, Petrobras’ relevants investments in Companies with shares traded on Stock Exchanges are shown below:

COMPANY	LOT OF THOUSAND	TYPE	PRICE ON STOCK	MARKET
	SHARES		EXCHANGE	VALUE

Subsidiaries			R$ / SHARES	R$ thousand

Pepsa	1.249.717	ON	2,09	2.611.909
Pesa (*)	229.729	ON	4,76	1.093.510

				3.705.419

Associated
companies

Copesul	23.482	ON	36,25	851.223
PQU	8.738	ON	11,20	97.866
PQU	8.738	PN	10,60	92.623

				1.041.712

Other investments
Braskem	12.111	ON	13,60	164.710
Braskem	18.522	PNA	15,21	281.720

				446.430

(*) These shares do not include Pepsa’s interest.

The market value of these shares does not necessarily reflect the realization value of a representative lot of shares.

c) Goodwill/Negative goodwill

Goodwill and negative goodwill recorded derive from expected future income, market value of assets or other fundamentals and are being amortized where applicable to the extent of the projections which determined it or the useful life of the assets.

Pag: 28

Changes to the goodwill/negative goodwill

	R$ thousand

	Consolidated	Parent Company

Balance of goodwill (negative goodwill) as of December 31, 2006	833.738	(181.762)
Amortization:
Goodwill	(45.894)
Negative Goodwill	3.207	2.364
Other (*)	(63.368)

Balance of goodwill (negative goodwill) as of March 31, 2007	727.683	(179.398)

(*) Includes exchange variation on balances of overseas companies.

At the parent company, the balance of negative goodwill in the amount of R$ 283.208 thousand has been recorded as an investment and in the consolidated statement the amount of R$ 291.655 thousand has been presented as deferred income.

d) Other Informations

(i) Investments in Ecuador

  Sale and association agreement with Teikoku Oil Co. Ltd. on operations in Ecuador

On January 11, 2007, the Ecuadorian Ministry of Mines approved the agreement executed in January 2005 for the sale by Petrobras Energia S.A. – Pesa to Teikoku of 40% of the rights and obligations of the participation contracts in blocks 18 and 31, in Ecuador.

  New Hydrocarbons Law

In April 2006, the Law which amended the Hydrocarbons Law (Ley de Hidrocarburos) was enacted in Ecuador, which establishes the Government shall hold a minimum interest of 50% in the extraordinary revenues generated by increases to the sale price of Ecuadorian oil (average monthly effective FOB sale price) as compared to the monthly average oil sale price established at the date the respective oil sale contracts were executed, stated in the currency of the month of settlement. The regulations of this law were published in July 2006, which Ecuadortlc S.A., a subsidiary of Pesa, and Petroecuador interpreted differently. On March 31, 2007 Equadortlc resolved to make the payments corresponding to the differences stipulated in this law and in accordance with the interpretation of Petroecuador.

Pag: 29

(ii) Investiments in Bolívia

  New Hydrocarbons Law

In Bolivia the New Hydrocarbons Law N° 3.058 has been in force since May 19, 2005. This law revokes the Hydrocarbons Law 1.689, dated April 30, 1996.

The new law establishes, among other matters, a higher tax burden for companies of the sector, through royalties of 18% and a direct tax on hydrocarbons (IDH) of 32%, to be applied directly on 100% of the production, on top of taxes in force by operation of Law N° 843. In addition, the new legislation determines substitution of shared risk contracts for new contracts observing the models established in the Law, and introduces changes in the oil products distribution activity.

On June 30, 2006, the term expired of the contracts through which the major distribution companies distributed hydrocarbons in Bolivia. Yacimentos Petrolíferos Fiscales Bolivianos - YPFB (Bolivian state-owned company) takes over national distribution as from this date. The company Petrobras Bolívia Distribuición, which maintained adjudicated a major part of this business, is still operating in the sector through the service stations it owns and the sale of lubricants.

Supreme Decree 28.701 came into force in Bolivia on May 01, 2006, which nationalized all natural hydrocarbon resources, obliging companies currently producing gas and oil to transfer ownership of the entire hydrocarbon production to YPFB.

This Decree establishes, starting from its promulgation, that during the transition period an additional share shall be paid to YPFB of 32% of the production value for those fields which in 2005 had an average certified natural gas production in excess of 100 million cubic feet per day, as is the case of the San Alberto and San Antonio fields where the Company operates. This takes the Bolivian government’s total share to 82%. In the period between January and March of 2007, the Company had recorded charges referring to the additional 32% share payable to YPFB on the hydrocarbons production, amounting to an amount equal to R$ 70.594 thousand.

Pag: 30

Additionally, by way of this decree the State is also nationalizing the shares required for YPFB to control, with a minimum of 50% plus one share, Petrobras Bolívia Refinación S.A. – PBR, in which Petrobras has an indirect interest of 100% (Petrobras International Braspetro B.V. -51% and Petrobras Energia S.A. -49%). The equity interest will be transferred to YPFB when the parties reach an agreement about the amount of economic compensation to be paid by YPFB to Petrobras, in addition to the prior performance of a number of corporate and legal premises.

On October 28, 2006, Petrobras Bolívia and its partners executed operating contracts with YPFB for the San Alberto and San Antonio blocks. These contracts establish that the revenues, royalties, profit shares, IDH, shipment and compression will be absorbed by YPFB, and the cost of production and investments made by the companies should be reimbursed as remuneration to the owner. Any difference which may exist will be distributed between the Bolivian state company and the companies, at percentages varying according to production and the investment recovery factor.

In a document attached to the contract entitled “Inversiones realizadas”, Petrobras and its partners state the investment amounts net of amortisation, which will be confirmed taking into account the results of the audits commissioned by the Hydrocarbons Ministry and Energy, which communicated Petrobras about the auditing conclusions. Currently the Company finds itself waiting for the final results, since once obtained and analyzed, will allow the Company to determine the effects of possible future investments.

Supreme Decree 28.900 -A issued on October 28, 2006, established that the companies will continue operating in Bolivia in accordance with Supreme Decree 28.701, including article 3, paragraph 1 which establishes the additional payment of 32% for the San Alberto and San Antonio mega fields until the aforementioned contracts have been registered.

Pag: 31

On November 28, 2006, the Bolivian Congress approved the 44 operating contracts (exploration and production), which include the contract that Petrobras participates in/or operates, which mainly involves the San Alberto and San Antonio blocks. On January 11, 2007, the Laws were published by which the Bolivian Legislative Branch approved these contracts, including those referring to the San Alberto and San Antonio blocks. On May 02, 2007, the contracts were registered and Petrobras’ oil and gas exploration and production operations in the aforementioned blocks are now conducted pursuant to the terms stated in the contract.

On February 27, 2007, the Hydrocarbons Ministry and Energy of Bolivia issued Resolution 021/2007 which determines the payment including the months November through March 2007, of YPFB's additional 32% share of production. Petrobras Bolivia filed an administrative appeal requesting the effects of this resolution be overturned, given that the new contracts were executed on October 28, 2006 and that their register did not depend of the Company’s shares.

On May 7, 2007, the Bolivian Government published the Supreme Decree 29.122 in which the YPFB assumes the commercial operations of reconstituted petroleum and white gas, produced by the refineries of Petrobras Bolívia Refinación S.A. - PBR, determined a regulated price of US$ 30,35 and US$ 31,29, respectively per barrel and reserved rights on any gains from their sale on the international market (export).

On May 10, 2007, through a letter from the Bolivian Ministry of Hydrocarbons and Energy sent to Petrobras, the Bolivian government and YPFB agreed with the general terms presented by Petrobras to sell the Company’s entire equity interest in the refineries in Bolivia amounting to US$ 112 million. The procedures to transfer the control of the refineries and the terms of payment will be formalized in a few days.

The amount proposed by Petrobras was calculated based on the future cash flow, prepared by an independent international financial institution, in accordance with usual business practices. During the time they were under the management of Petrobras, the refineries generated a positive cash flow, also paying out dividends. This appraisal of the refineries did not take into consideration the implications of the Supreme Decree which affects the export of reconstituted petroleum and white gasoline.

Pag: 32

(iii) Investments in Argentina

• Commitment to sell an equity pickup in an Argentinean energy transmission Company

On August 04, 2006, the Board of Directors of Petrobras Energia S.A. - Pesa approved the execution of a contract to sell the 50% equity pickup held by Pesa in Citelec to Eton Park Capital Management. Citelec has an equity pickup of 52,67% in Compañia de Transporte em Energia Eléctrica en Alta Tensión-Transener S.A.

The share purchase and sale contract stipulates payment of US$ 54 million (equal to R$ 110.722 thousand) plus an additional amount relating to the income from the integral tariff review determined for Transener and its subsidiary Empresa de Transporte de Energia Elétrica por Distribución Troncal de la Provincia de Buenos Aires S.A. (Transba).

Additionally, the contract with Eton Park Capital Management also establishes the transfer of the 22,22% equity interest held by Pesa in Yacylec for US$ 6 million (equal to R$ 12.302 thousand).

On February 09, 2007, the “Comesión Nacional de Defensa de la Competência” the sale of Citelec shares to the fund Eton Park Capital Management. In March 2007, Pesa received an offer for the company Energia Argentina S.A. – Enarsa and Electroingenieria S.A. which offered legal, economic and financial terms identical to those offered by Eton Park. Enarsa’s proposal can only be accepted if the contract with Eton Park is terminated through administrative or judicial proceedings because it was not approved by the respective government authorities.

An indirect subsidiary of Petrobras, Petrobras Energia S.A. – Pesa acquired from Conoco Phillips for US$ 77,6 million, its interests of 25,67% and 52,37% of the assets in Sierra Chata and Parva Negra, respectively. Following this acquisition, Pesa held an interest of 45,55% in Sierra Chata and 100% in Parva Negra. Sierra Chata is an active natural gas producer in Bacia Neuquina, with total proven reserves as of December 31, 2006 of 56 million barrels of oil and major proven and potential reserves. Parva Negra is a lot adjacent to and north of the Sierra Chata block, which has two drilled wells with signs of natural gas. The area’s potential will be evaluated in the course of 2007.

Pag: 33

(iv) Investments in Venezuela

• Review of the operating partnerships

In April 2005, the “Ministério de Energia y Petróleo de Venezuela” (MEP) instructed the company Petróleos de Venezuela S.A. (PDVSA) to review the thirty-two operating partnerships executed by PDVSA’s affiliates with oil companies between 1992 and 1997, including the contracts executed by Petrobras Energia, through its subsidiaries and associated companies in Venezuela, which regulate the exploration of the Oritupano Leona, La Concepción, Acema and Mata areas.

On September 29, 2005, and as a preliminary procedure for tailoring the operating partnerships to the new business framework, by way of its subsidiaries and associated companies in Venezuela, Petrobras Energia executed the Transitory Agreements with PDVSA, by which it undertook to negotiate the terms and conditions for converting the operating partnerships covering the areas Oritupano Leona, La Concepción, Acema and Mata into mixed capital companies.

On December 31, 2005, Pesa recorded a loss equal to R$ 327.698 thousand incurred by adjusting the carrying amount of the assets in Venezuela to their recoverable value.

By way of its subsidiaries and associated companies in Venezuela, in March 2006 Pesa executed with PDVSA and Corporación Venezolana del Petróleo S.A. (CVP) Memoranda of Understanding (MDE) for the purpose of completing the migration of the operating partnerships covering the areas Oritupano Leona, La Concepción, Acema and Mata to the form of mixed capital companies. The MDE establish that the interest held by the private partners in the mixed capital companies is 40%, with the Venezuelan government holding an interest of 60%. According to the terms of the MDE, CVP shall recognize divisible credits transferable to the private companies with an interest in the mixed capital companies, which shall not be charged interest and may be used as payment of the acquisition bonus for any new mixed capital company project, to develop oil exploration and production activities or to license the development of gas exploration and production operations in Venezuela. The credits assigned to Pesa correspond to US$ 88,5 million.

Migration from the contracts produced economic effects as from April 01, 2006. In August 2006, the conversion contracts for Oritupano Leona, La Concepción, Acema and Mata had been executed and the companies Petroritupano S.A., Petrowayú S.A., Petrovenbras S.A. and

Pag: 34

Petrokariña S.A., which will respectively operate in the areas, had been incorporated and registered in the Public Trade Registry of Venezuela. Up to December 31, 2006, the Venezuelan Executive Branch issued rights transfer decrees for the first three companies and the shareholders made the required capital contributions.

According to the corporate and governance structure specified for the mixed capital companies, from April 01, 2006 Pesa no longer recorded the assets, liabilities and results referring to the aforesaid operations in consolidated statements, presenting them as corporate investments in associated companies appraised according to the equity method.

During the transition period and until the mixed companies have commenced operations, the consortia are being conducted and financed by Petrobras Energia Venezuela and the other partners, under the supervision of the transitory executive committee mainly comprised of PDVSA representatives. Because of the constraints resulting from the situation above, the operating income up to December 31, 2006 has been estimated from the best information available. On March 31, 2007 the mixed capital companies’ accounting information referring to the period January to March 2007 was not available, which is why the income (loss) in this period deriving from the equity pickups in these companies was not recognized.

(v) Operations of Thermoelectric Power Stations

In order to raise its energy generation capacity and eliminate contingency payments, gas supply commitments, energy purchases and reimbursement of operating expenses, Petrobras concluded the acquisition of the thermoelectric power stations embraced by the Priority Thermoelectricity Program, which were generated these contractual commitments. The final negotiations are summarized below:

Acquisition

• Termoaçu S.A.

On March 07, 2007 the shareholders approved the capital increase of Termoaçu S.A. to the total amount of R$ 53.569 thousand, resulting in Petrobras’ equity pickup rising from 62,43% to 65,70%.

Pag: 35

Write-off

• Usina Termelétrica Nova Piratininga Ltda

On February 28, 2007, Petróleo Brasileiro S.A. – Petrobras and Petrobrás Gás S.A.- Gaspetro produced the articles of dissolution of Usina Termelétrica Nova Piratininga Ltda., in consequence of extinguishment of the Piratininga Consortium – São Paulo.

The share capital was held by Petrobras, 2.826.889 shares, and Gaspetro, 100 shares, with a nominal value of R$ 1,00 (one real) each.

11. PROPERTY, PLANT AND EQUIPMENT

a) By operating segment

Consolidated

	R$ thousand

	03.31.2007			12.31.2006

		Accumulated
	Cost	Depreciation	Net	Net

Exploration and Production	107.977.124	(42.638.834)	65.338.290	63.172.812
Supply	36.891.336	(16.235.821)	20.655.515	19.924.124
Distribution	4.396.482	(1.766.860)	2.629.622	2.598.907
Gas and Energy	19.682.572	(3.460.008)	16.222.564	15.720.102
International	19.506.266	(7.629.226)	11.877.040	12.533.184
Corporate	2.373.883	(801.607)	1.572.276	1.391.669

	190.827.663	(72.532.356)	118.295.307	115.340.798

Parent Company

	R$ thousand

	03.31.2007			12.31.2006

		Accumulated
	Cost	Depreciation	Net	Net

Exploration and Production	78.257.270	(35.961.878)	42.295.392	40.068.703
Supply	30.277.333	(14.794.121)	15.483.212	15.078.402
Gas and Energy	2.672.675	(514.883)	2.157.792	2.140.372
International	16.042	(8.909)	7.133	5.691
Corporate	2.356.120	(782.887)	1.573.233	1.389.068

	113.579.439	(52.062.678)	61.516.762	58.682.236

Pag: 36

b) By type of asset

Consolidated

		R$ Thousand

		03.31.2007			12.31.2006

	Estimated
	useful life		Accumulated
	(years)	Cost	depreciation	Net	Net

Buildings and improvements	25 to 40	6.941.046	(2.621.333)	4.319.713	4.218.946
Equipment and other assets	3 to 30	85.697.655	(42.053.848)	43.643.807	44.223.971
Land		727.495		727.495	728.136
Materials		3.310.151		3.310.151	2.983.301
Advances to suppliers		1.554.111		1.554.111	1.361.164
Expansion projects		32.155.314		32.155.314	28.776.915
Oil and gas exploration and
production development
costs (E&P)		60.441.891	(27.857.175)	32.584.716	33.048.365

		190.827.663	(72.532.356)	118.295.307	115.340.798

Parent Company

		R$ Thousand

		03.31.2007			12.31.2006

	Estimated
	useful life		Accumulated
	(years)	Cost	depreciation	Net	Net

Buildings and improvements	25 to 40	3.233.262	(1.416.311)	1.816.951	1.460.897
Equipment and other assets	4 to 20	39.780.501	(26.659.438)	13.121.063	13.536.120
Land		282.197		282.197	281.181
Materials		2.720.004		2.720.004	2.420.139
Advances to suppliers		403.080		403.080	346.002
Expansion projects		17.060.301		17.060.301	14.876.604
Oil and gas exploration and
production development
costs (E&P)		50.100.095	(23.986.929)	26.113.166	25.761.293

		113.579.440	(52.062.678)	61.516.762	58.682.236

The equipment and fixtures related to oil and gas production captive to the respective wells developed are depreciated according to the monthly production volume in relation to each production field’s proven and developed reserves. The straight-line method is used for assets with a useful life shorted than the life of the field. Other equipament and assets not related to oil and gas production are depreciated according to their estimated and useful life.

The material expenses incurred on scheduled stoppages to maintain the industrial plants and ships, which include spare parts, and assembly and disassembly services, among others are registred in the fixed assets.

Pag: 37

These stoppages occurred in scheduled periods occurring once every 4 years on average and the respective expenses are depreciated as production cost until the following stoppage.

c) Oil and gas exploration and development costs

	R$ Thousand

	Consolidated		Parent Company

	03.31.2007	12.31.2006	03.31.2007	12.31.2006

Capitalized costs	60.441.891	59.983.671	50.100.095	49.147.901
Accumulated depreciation	(27.335.233)	(26.482.014)4	(23.516.880)	(22.983.342)
Amortization of provision for
abandonment costs	(521.942)	(453.292)	(470.049)	(403.266)

Net investment	32.584.716	33.048.365	26.113.166	25.761.293

The expenditure on exploration and development of oil and gas production are recorded according to the successful efforts method. This method determines the development costs for all the production wells and the successful exploration wells linked to economically viable reserves should be capitalized, while the costs of geological and geophysical work are to be considered as expenses for the period in which they were incurred and the costs of dry exploration wells and those related to un-commercial reserves are to be recorded in the income statement when they are identified as such.

The capitalized costs and the related assets are reviewed annually, on a field-by-field basis, to identify potential losses under the recovery, based on the estimated future cash flow.

The capitalized costs are depreciated using the units produced method in relation to proven and developed reserves. These reserves are estimated by company geologists and petroleum engineers according to international standards and reviewed annually or when there are signs of significant alterations.

In accordance with the accounting practice adopted, supported by statement “SFAS 143 - Accounting for Asset Retirement Obligations” issued by the “Financial Accounting Standards Boards - FASB”, the future liability for abandoning wells and dismantling the production area is accounted for at its present value, discounted at a risk-free rate, and is fully recorded at initiation of production as part of the cost of the related assets (property, plant and equipment) as a balancing item to the provision, recorded in the liabilities, which shall support these expenses.

Pag: 38

The interest expense on the provision for the liability to the amount of R$ 44.827 thousand in the first quarter of 2007 has been classified as operating expenditure – expenses on prospecting and drilling to extract oil (item 3.06.05.04 of the Statement of Income – Quarterly Financial Information – Parent Company).

d) Depreciation

The depreciation expenses in the first quarter of 2007 and 2006 are as follows:

	R$ Thousand

	Consolidated		Parent Company

	Jan-	Jan-	Jan-	Jan-
	Mar/2007	Mar/2006	Mar/2007	Mar/2006

Portion absorbed in costing:
Of assets	1.007.969	1.156.389	332.594	378.636
Of exploration and production costs	683.716	568.569	579.275	360.927
Of capitalization of/provision for
well abandonment	80.015	38.578	75.952	36.634

	1.771.700	1.763.536	987.821	776.197
Portion recorded directly
in income statement	365.779	277.309	178.509	147.462

	2.137.479	2.040.845	1.166.330	923.659

e) Leasing of platforms and ships

As of March 31, 2007 and of December 31, 2006, direct and indirect subsidiaries had leasing contracts for offshore platforms and ships chartered to Petrobras, and the commitment assumed by the Parent Company is equivalent to the amount of the contracts. The Parent Company also had leasing contracts with third parties for other offshore platforms.

Pag: 39

The balances of property, plant and equipment, net of depreciation, and liabilities relating to offshore platforms which, if recorded as assets purchased under capital leases, are as follows:

	R$ Thousand

	Consolidated		Parent Company

	03.31.2007	12.31.2006	03.31.2007	12.31.2006

Property, plant and equipment,
net of depreciation	1.468.592	1.538.211	212.234	227.983

Financing
Short-term (current)	512.551	552.063	68.323	73.751
Long-term (non-current)	1.746.012	1.987.662	316.815	323.200

	2.258.563	2.539.725	385.138	396.951

Expenditures on platform charters incurred prior to the operacional start-up are recorded by Petrobras as prepaid expenses and amount to R$ 1.156.196 thousand as of March 31, 2007 (R$ 1.000.264 thousand as of December 31, 2006), with R$ 898.362 thousand recorded in the non-current assets as of March 31, 2007 (R$ 744.140 thousand as of December 31, 2006).

f) Lawsuits

• In the United States – P-19 and P-31

On July 25, 2002, Brasoil and Petrobras won a lawsuit filed with an American Court by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company, which had attempted to obtain since 1997, a legal judgment in the United States to exempt them from the obligation to indemnify Brasoil for the construction (“performance bond”) of platforms P-19 and P-31, and from Petrobras, the refund of any amounts that they might be ordered to pay in the “performance bond” proceeding. A court decision by the first level of the Federal Court of the District of New York recognized the right of Brasoil and Petrobras to receive indemnity for losses and damages in the amount of US$ 237 million, plus interest and reimbursement of legal expenses on the date of effective payment, relating to the “performance bond” in a total US$ 370 million.

Pag: 40

The insurance companies have filed appeals against the decision with the United States Court of Appeals for the Second Circuit. A decision was handed down on May 20, 2004, when the Court partly maintained the verdict, confirming the insurance companies’ liability to pay the performance bonds and exempting the insurance companies from the obligation to pay liquidated damages, attorney’s fees and expenses, reducing the indemnity to US$ 245 million.

The insurance companies appealed against this decision to the full court, which rejected the appeal, thus confirming the unfavorable verdict as mentioned. In April 2005 the parties (Insurance companies and Brasoil) began discussions seeking to settle the credit of Brasoil, resulting in the execution of a Memorandum of Understanding, the effects of which, however, led to further queries and issues to be settled by the Court. On July 21, 2006, the U.S. Court delivered an executive decision specifying the points of divergence, and the interest due. However, it made payment of the amounts owed to Brasoil subject to the permanent discontinuance of the legal proceedings involving identical claims in progress before the Brazilian courts, which the parties proceeded to do.

• In London – P-36

Brasoil and Petrobras participate in several contracts relating to the conversion and acquisition of P-36 Platform, which suffered a total loss in an accident (sinking) during 2001. Under these contracts, Brasoil and Petrobras has committed to depositing any insurance reimbursement, in case of an accident, in favor of a Security Agent for the payment of creditors, in accordance with contractual terms. A legal action brought by companies that claim part of these payments is currently in progress in a London Court, since Brasoil and Petrobras understand that they are entitled to such amounts in accordance with the distribution mechanism already mentioned.

In April 2003, Brasoil provided the Court with a bank guarantee obtained from a financial institution for the payment of insurance indemnity to the Security Agent. In order to facilitate the issue of the bank guarantee, Brasoil provided the financial institution with counter-guarantees in the amount of US$ 175 million. Pursuant to the verdict handed down by the foreign Court on December 15, 2005, the following payment was made for the bank guarantee on April 30, 2004 amounting to US$ 171 million. On January 4, 2006, the guarantee provider confirmed that the guarantee was cancelled.

Pag: 41

The trial has been divided into two stages. The first stage was initiated in October 2003 with a decision being handed down on February 2, 2004. The terms of the decision are complex and subject to appeal. In summary: (a) neither Petrobras nor Brasoil have been considered to have defaulted on their obligations; (b) Petromec and Maritima are subject to reimbursing Brasoil for approximately US$ 58 million plus interest; and (c) Petromec and Maritima are not liable for delays or unfinished work.

On July 15, 2005 a verdict was handed down determining that the insurance indemnification belongs to Brasoil, except the amount of US$ 629 thousand plus interest that should be paid to the other parties in the litigation, as well as an additional amount of US$ 1,5 million that should be held on deposit until the result of certain pending matters.

Following the trial in February 2004, Petromec amended the legal suit claiming the amount of US$ 131 million in additional costs for upgrading procedures and, alternatively, for damages for perjury, with no claimed amount being determined. The trial of the false statement took place between January 16 and February 09, 2006 and the verdict delivered on June 16, 2006 ruled Petromec’s claims to be misplaced. Petromec did not submit an appeal and this decision is final.

Judgment of the claim for additional costs will probably be made at the end of 2007 or in 2008.

• General Context

Pursuant to the construction and conversion of vessels into “FPSO - Floating Production, Storage and Offloading” and “FSO - Floating, Storage and Offloading”, considering the contractual default of the constructors, by March 31, 2007, Brasoil contributed with financial resources in the amount of US$ 610 million, equivalent to R$ $ 1.251.151 thousand(R$ 1.299.703 thousand on December 31, 2006) on behalf of the constructors directly to the suppliers and subcontractors in order to avoid further delays in the construction/conversion activities and consequent losses to Brasoil.

Pag: 42

Based on the opinion of Brasoil’s legal advisers, these expenses can be reimbursed, since they represent a right of Brasoil with respect to the constructors, for which reason judicial action was filed with international courts to obtain financial reimbursement. However, as a result of the litigious nature of the assets and the uncertainties as regards to the probability of receiving all the amounts disbursed, the company conservatively recorded a provision for uncollectible accounts for all credits that are not backed by collateral, in the amount of US$ 538 million, equivalent to R$ 1.103.437 thousand on March 31, 2007 (R$ 1.145.679 thousand on December 31, 2006).

12. INTANGIBLE ASSETS

a) Segment reporting

Consolidated

	R$ thousand

	03.31.2007			12.31.2006

		Accumulated
	Cost	Depreciation	Net	Net

Exploration and Production	1.748.499	(224.046)	1.524.453	1.517.726
Supply	269.111	(83.010)	186.101	181.620
Distribution	188.802	(81.917)	106.885	106.844
Gas and Energy	96.460	(25.803)	70.657	60.375
International	3.835.103	(1.202.952)	2.632.151	1.464.382
Corporate	1.524.868	(416.816)	1.108.052	1.082.992

	7.662.843	(2.034.544)	5.628.299	4.413.939

Parent Company

	R$ thousand

	03.31.2007			12.31.2006

		Accumulated
	Cost	Depreciation	Net	Net

Exploration and Production	1.748.019	(223.970)	1.524.049	1.517.311
Supply	180.210	(52.628)	127.582	122.346
Gas and Energy	62.011	(4.411)	57.600	49.801
International	26.022	(7.240)	18.782	18.481
Corporate	1.498.592	(401.330)	1.097.262	1.070.834

	3.514.854	(689.579)	2.825.275	2.778.773

Pag: 43

b) By asset type

Consolidated

		R$ Thousand

		03.31.2007			12.31.2006

	Estimated
	useful life		Accumulated
	(years)	Cost	depreciation	Net	Net

Rights and concessions	25	5.261.370	(1.239.645)	4.021.725	2.870.926
Software	4	2.401.473	(794.899)	1.606.574	1.543.013

		7.662.843	(2.034.544)	5.628.299	4.413.939

Parent Company

		R$ Thousand

		03.31.2007			12.31.2006

	Estimated
	useful life		Accumulated
	(years)	Cost	depreciation	Net	Net

Rights and concessions	25	1.463.641	(13.579)	1.450.062	1.438.634
Software	4	2.051.213	(676.000)	1.375.213	1.340.139

		3.514.854	(689.579)	2.825.275	2.778.773

The expenses on rights and concessions, includes the subscription bonus relating to offers to obtain the concession of areas for exploring the natural gas or oil recorded at acquisition cost value and amortized according to the units produced in relation to the proven and developed reserves. Softwares and trademarks and patents are also recorded as intangible.

Pag: 44

13. LOANS AND FINANCING

Consolidated

	R$ thousand

	Current		Non-current

	03.31.2007	12.31.2006	03.31.2007	12.31.2006

Foreign
Financial institutions	5.849.547	5.508.659	13.279.544	13.605.601
Bearer obligations - "Notes", “Global Notes” and
“Global step-up Notes”	670.029	2.316.859	7.628.123	8.598.248
Suppliers	12.548	26.167	36.028
“Trust Certificates” – “Senior/Junior”	140.541	146.226	918.528	992.845
Other	741.895	949.654	1.113.753	450.381

Subtotal	7.414.560	8.947.565	22.975.976	23.647.075

Local
BNDES	2.491.732	2.428.991	4.055.058	4.020.636
Debentures	395.357	305.347	3.016.260	2.996.415
FINAME – related to the construction of the
Bolivia – Brazil gas pipeline	97.684	119.153	389.290	433.911
Other	966.311	721.220	356.049	444.812

Subtotal	3.951.084	3.574.711	7.816.657	7.895.774

Total	11.365.644	12.522.276	30.792.633	31.542.849

Interest on financing loans	(748.102)	(589.975)

Principal	10.617.542	11.932.301
Current portion of the financing loans in the non-
current liabilities	(4.099.864)	(5.601.407)

Total short-term financing loans	6.517.678	6.330.894

Pag: 45

Parent Company

	R$ thousand

	Current		Non-current

	03.31.2007	12.31.2006	03.31.2007	12.31.2006

Foreign
Financial institutions	558.523	610.678	1.612.448	1.853.809
Bearer obligations - "Notes"	377.683	382.691

Subtotal	936.206	993.369	1.612.448	1.853.809

Local
Debentures	210.225	161.987	2.763.507	2.770.884
FINAME – related to the construction of the
Bolivia – Brazil gas pipeline	95.644	89.623	379.024	395.218
Other	38.608	34.466	65.201	74.312

Subtotal	344.477	286.076	3.207.732	3.240.414

Total	1.280.683	1.279.445	4.820.180	5.094.223

Interest on financing loans	(184.524)	(138.093)

Principal	1.096.159	1.141.352
Current portion of the financing loans in the
non-current liabilities	(1.096.159)	(1.141.352)

Total short-term financing loans

Pag: 46

a) Long-term debt maturity dates

	R$ thousand

	03.31.2007

	Consolidated	Parent Company

2008	3.600.135	476.172
2009	5.747.434	506.230
2010	4.671.315	1.557.539
2011	2.677.322	385.435
2012 onwards	14.096.427	1.894.804

	30.792.633	4.820.180

b) Long-term debt interest rates

	R$ Thousand

	Consolidated		Parent Company

	2007	2006	2007	2006

Foreign
Up to 6%	7.495.521	5.539.285	791.577	943.422
From 6 to 8%	9.574.323	10.818.490	820.871	889.296
From 8 to 10%	4.693.143	5.338.304		21.091
From 10 to 12%	727.743	798.065
Up to 12%	485.246	1.152.931

	22.975.976	23.647.075	1.612.448	1.853.809

Local
Up to 6%	2.382.460	2.462.402	65.201	74.312
From 6 to 8%	381.375	356.135
From 8 to 10%	1.693.463	1.735.412	845.080	893.963
From 10 to 12%	2.297.488	2.434.627	2.297.451	2.272.139
Up to 12%	1.061.871	907.198

	7.816.657	7.895.774	3.207.732	3.240.414

	30.792.633	31.542.849	4.820.180	5.094.223

Pag: 47

c) Long-term balances per currency

	R$ thousand

	Consolidated		Parent Company

	03.31.2007	12.31.2006	03.31.2007	12.31.2006

U.S. dollar	23.716.943	23.813.387	1.464.241	1.668.425
Japanese yen	1.129.597	1.201.510	520.894	573.238
Euro	148.714	158.244	6.337	7.364
Real	4.707.819	5.086.442	2.828.708	2.845.196
Other	1.089.560	1.283.266

	30.792.633	31.542.849	4.820.180	5.094.223

The estimated fair value for the of the Parent Company and Consolidated’s long term loans on March 31, 2007 were, respectively,
R$ 5.069.456 thousand, and R$ 31.017.023 thousand, calculated at the market rates in force, taking into considetarion the nature, deadline and risks, similar to those in the registered contracts and may be compared to their carrying amounts of R$ 4.820.180 thousand and R$ 30.792.633 thousand.
The hedge contracts in connection with Notes issued abroad in foreign currency are disclosed in Note 23.

d) Export prepayments

Petrobras and Petrobras Finance Ltd. – PFL have contracts (“Master Export Contract” and “Prepayment Agreement”) between themselves and a special purpose entity not related with Petrobras, named PF Export Receivables Master Trust (“PF Export”), relating to the prepayment of export receivables to be generated by Petrobras Finance Ltd. by means of sales on the international market of fuel oil acquired from Petrobras.
On March 31, 2007 the balance of export prepayments amounted to
R$ 918.528 thousand in the non-current liabilities (R$ 992.844 thousand as of December 31, 2006) and R$ 139.290 thousand in the current liabilities
(R$ 144.924 thousand as of December 31, 2006).

e) Financing for P-51 Platform

On December 05, 2005, Petrobras Netherlands B.V. - PNBV, a wholly-owned subsidiary of Petrobras, entered into a financing agreement with BNDES, in the amount of US$ 402 million (equivalent to R$ 824.261 thousand as of March 31, 2007, for the national share of the P-51 semi-submersible platform that is being built in Brazil.

Pag: 48

Financing will be amortized over 10 years once construction of the platform has been concluded, which is expected to occur in the last quarter of 2007.

The platform will be built through contracts executed totaling some US$ 810 million (R$ 1.660.824 thousand as of March 31, 2007). The P-51 will be one of Petrobras' oil extraction platforms with the largest capacity in the Marlim Sul field in Bacia de Campos. Operations are forecast to commence in this field in 2008.

f) Other information

The loans and financing are mainly intended to acquire raw materials, develop oil and gas production projects, construct ships and pipelines in addition to expanding industrial plants.

Debentures

The debentures issued through BNDES, for the anticipated-acquisition of the right to use the Bolivia-Brazil pipeline, over a 40-year period, to transport 6 million cubic meters of gas per day (“TCO - Transportation Capacity Option”), totaled R$ 430.000 thousand (43.000 thousand of notes with par value of R$ 10) maturing February 15, 2015. Gaspetro, as the intermediary in the transaction, provided a guarantee to the BNDES, secured on common shares issued by Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. - TBG and held by Gaspetro, in respect of these debentures.

Petrobras is not required to provide guarantees to foreign financial institutions. Financing obtained from the BNDES - is secured by the assets being financed (carbon steel tubes for the Bolívia-Brasil pipeline and vessels).

Respective to the guarantee contract issued by the Federal Government in favor of the Multilateral Credit Agencies, as a result of the loans raised by TBG, counter-guarantee contracts have been signed by the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S.A., whereby TBG undertakes to tie National Treasury order to its revenues until the extinguishing of the obligations guaranteed by the Federal Government.

On August 02, 2006, the Extraordinary General Meeting held by Alberto Pasqualini – Refap S.A. approved the value of the private issue of simple, nominative, book entry debentures to the amount of R$ 852.600 thousand. The debentures are being issued in order to expand and modernize the company’s industrial facilities and to raise its oil processing capacity from 20.000 m³/day to 30.000 m³/day.

Pag: 49

The issue was made on the following terms: issue on September 08, 2006 and amortization over 96 months plus a 6-month grace period; 90% of the debentures were subscribed by the BNDES with interest at the Long-term Interest Rate (TJLP) + 3,8% p.a.; 10% of the debentures were subscribed by BNDESPAR at the interest rate of the BNDES’ basket of currencies + 2,3% p.a.

Indebtedness of Ciesa and TGS

In order to clean up the finances of Compañia de Inversiones de Energia S.A. - Ciesa, a company jointly controlled by Pesa and Enron, Pesa transferred its interest of 7,35% in the capital of Transportadora de Gás Del Sur S.A. - TGS (a subsidiary of Ciesa) to Enron, and Enron simultaneously transferred 40% of its interest in the capital of Ciesa to a trustee. Once the approvals required from Ente Nacional Regulador Del Gas - Enargas (National Gas Regulator) and Comisión Nacional de Defensa de la Competencia (National Competence Defense Commission) have been obtained, Enron shall transfer the remaining 10% interest in Ciesa to the financial creditors in exchange for 4,3% of the class B common shares in TGS held by Ciesa, in part payment of the debt. The remaining balance of the financial debt shall be capitalized by the creditors.

The “Ente Nacional Regulator del Gás” sent the order to the “Unidade de Renegociación de Contratos de Serviços Públicos” (Uniren) in order to issue it, as it is a matter of its competence. This was concluded in January 2007 and is currently awaiting Enargas action.

As it is operating under long-term constraints which significantly hinder its capacity to transfer capital to investors, Ciesa is being excluded from the consolidation process of Pesa and consequently from the consolidation process of Petrobras, pursuant to CVM N° 247/96.

The Extraordinary General Meeting of the TGS Shareholders held on December 21, 2006 approved the creation of a global program for issuing marketable obligations to the amount of US$ 650 million, as authorized by the CNV on January 18, 2007.

Pag: 50

Global Notes

The subsidiary Petrobras International Finance Company - PifCo made a note exchange offer, with the transaction being settled on February 07, 2007. PifCo consequently received and accepted offers to the amount of US$ 399 million (face value). The old securities received under the exchange were cancelled on the same date and as a result PifCo issued new securities on the transaction settlement date maturing in 2016 with a coupon of 6,125% p.a. to the amount of US$ 399 million. The securities constitute a single, fungible issuance with the US$ 500 million issued on October 06, 2006, amounting to US$ 899 million in securities issued with maturity in 2016. PifCo also paid investors the amount equal to US$ 56 million as a result of the offering to exchange the securities. The table below summarizes the result of the transaction.

			US$ thousand

			Principal after	Accepted for
Old notes	Interest rate	Maturity	Settlement	Exchange

Global Step-Up Notes	12,375%	2008	126.868	7.754
Senior Notes	9,875%	2008	224.212	14.034
Senior Notes	9,750%	2011	235.350	51.006
Global Notes	9,125%	2013	374.211	124.124
Global Notes	7,750%	2014	397.865	202.135

			1.358.506	399.053

			US$ thousand

			Principal after
New notes	Interest rate	Maturity	Exchange	Total Reopened

Global Notes	6,125%	2016	899.053	399.053

			899.053	399.053

Pag: 51

14. FINANCIAL INCOME (EXPENSES), NET

Financial charges and net monetary and exchange variation, allocated to income statement for the first quarter of 2007 and 2006, are shown as follows:

	R$ thousand

	Consolidated		Parent Company

	JAN-MAR/2007	JAN-MAR/2006	JAN-MAR/2007	JAN-MAR/2006

Financial expenses
Loans and financing	(806.328)	(843.097)	(130.280)	(150.726)
Suppliers	(9.879)	(10.347)	(443.592)	(301.475)
Capitalized interest	156.745	44.053
Other	(223.731)	(274.894)	(14.830)	(36.298)

	(883.193)	(1.084.285)	(588.702)	(488.499)

Financial revenue
Interest-earning bank deposits	258.497	(10.668)	137.572	(243.834)
Subsidiaries, joint subsidiaries
and associated companies			727.130	396.269
Advances to suppliers	13.389	15.419	13.389	15.419
Advances for pension plan	18.361	21.682	18.361	21.682
Other	378.991	344.147	74.363	112.543

	669.238	370.580	970.815	302.079

Monetary and exchange
variation,
Net	(736.143)	269.835	(972.097)	(492.859)

	(950.098)	(443.870)	(589.984)	(679.279)

15. OTHER OPERATING INCOME (EXPENSES), NET

	R$ thousand

	Consolidated		Parent Company

	JAN-MAR/2007	JAN-MAR/2006	JAN-MAR/2007	JAN-MAR/2006

Incentive to renegotiate the pension plan (*)	(1.039.910)		(962.193)
Institutional relations and cultural projects	(288.819)	(204.755)	(256.807)	(190.673)
Operating expenses on thermoelectric power	(204.851)	(195.512)	(163.662)	(104.067)
stations
Contractual charges on shipment services -
“ship or pay”	(15.476)	(30.118)	(37.959)	(101.396)
Unscheduled stoppages on production
facilities and equipment	(60.005)	(33.928)	(58.668)	(34.092)
Judicial losses and contingencies	(10.608)	(30.765)	(4.642)	(27.753)
Income from hedge transactions	14.819	26.920	14.819	26.920
Other	(239.101)	39.009	(275.665)	(53.234)

	(1.843.951)	(429.149)	(1.744.777)	(484.295)

(*) Refers to the financial incentive paid to the participants and other related expenses, in order to enable the Plan to be renegotiated

Pag: 52

16. TAXES, CONTRIBUTIONS AND PARTICIPATIONS

a)Recoverable taxes

	R$ thousand

	Consolidated		Parent Company

Current assets	03.31.2007	12.31.2006	03.31.2007	12.31.2006

Local:
ICMS – Value added tax on sales on services	3.543.722	3.272.690	3.106.072	2.656.709
Pasep/Cofins recoverable	985.480	699.160	691.220	438.236
Cide – Contribution on intervention in
economic domains	40.118	48.245	40.118	39.722
Income tax	454.295	651.076	165.153	277.529
Social contribution	111.388	137.530	11.244	15.901
Deferred income tax and social contribution	1.000.248	1.108.787	745.056	770.460
Other recoverable taxes	329.713	246.160	183.438	183.195

	6.464.964	6.163.648	4.942.301	4.381.752

Foreign:
Value Added Tax - VAT	243.592	230.453
Deferred income tax and social contribution	60.906	81.608
Other recoverable taxes	390.812	350.048

	695.310	662.109

	7.160.274	6.825.757	4.942.301	4.381.752

b) Taxes, contributions and participations payable

	R$ thousand

	Consolidated		Parent Company

Current liabilities	03.31.2007	12.31.2006	03.31.2007	12.31.2006

ICMS	2.630.364	1.979.333	2.418.430	1.788.843
Cofins – Tax for social security financing	865.168	573.807	718.770	451.542
Cide	629.244	620.534	578.886	571.148
Pasep – Public service employee savings	170.395	129.872	143.589	103.286
Special participation program/royalties	2.168.741	2.617.094	2.055.485	2.506.745
Income tax and social contribution retentions	451.880	264.387	404.843	257.128
Income tax and social contribution current	1.053.375	638.260	570.061
Deferred income tax and social contribution	1.256.820	1.289.971	1.096.242	1.082.734
Other taxes	306.517	299.782	100.509	93.508

	9.532.504	8.413.040	8.086.815	6.854.934

Pag: 53

c) Deferred taxes and social contribution deferred – non-current

	R$ thousand

	Consolidated		Parent Company

	03.31.2007	12.31.2006	03.31.2007	12.31.2006

Assets – non-current
Deferred income tax and social contribution	3.579.285	3.496.368	1.479.333	1.363.928
ICMS deferred	1.133.692	959.602	852.549	693.776
Pasep/Cofins deferred	2.025.364	1.704.753	2.003.063	1.704.753
Other	213.211	237.809

	6.951.552	6.398.532	4.334.945	3.762.457

Liabilites – non-current
Deferred income tax and social contribution	9.294.356	9.116.271	7.634.570	7.522.436

d) Deferred income tax and social contribution

The grounds and expectations for the realization of the deferred tax assets and liabilities are presented as follows:

Deferred income tax and social contribution assets

	R$ Thousand

	03.31.2007

Nature	Consolidate	Parent Company	Basis for realization

Provisions for contingencies and allowance for doubtful accounts	349.058	201.398	By realization of losses in view of the outcome of legal suits and overdue credits.

Provision for profit sharing	333.427	302.242	By payment.

Pension Plan	1.283.786	1.255.486	By payment of the contributions of the sponsors

Tax losses	468.663		Future taxable profits.

Unrealized profits	1.068.774		Effective profit accomplishment

Temporary difference between the accounting and tax depreciation criteria.	133.030	57.738	Realization over depreciation of assets under the straight line method

Provision for ANP research and development investment	127.531	127.531	By realization of the Expenditures

Other	876.170	279.994

Total	4.640.439	2.224.389

Non-current	3.579.285	1.479.333

Current	1.061.154	745.056

Pag: 54

Deferred income tax and social contribution liabilities

	R$ Thousand

	03.31.2007

Nature	Consolidate	Parent Company	Basis for realization

Cost of prospecting and drilling activities for oil extraction	8.469.070	8.469.070	Depreciation based on the unit-of production method in relation to the proven/developed reserves on the oil fields.

Temporary difference between the accounting and tax depreciation criteria	600.351		The difference in depreciation / amortization used for tax and accounting purposes.

Accelerated and special depreciation	34.458	34.458	Through depreciation over the useful life of the asset or write-off

Income tax and social contribution – foreign operations	271.760	219.483	Through occurrence of triggering events that generate income.

Investments in subsidiaries and affiliated companies	147.403		Through occurrence of triggering events that generate income.

Other	1.028.134	7.801

Total	10.551.176	8.730.812

Non-current	9.294.356	7.634.570

Current	1.256.820	1.096.242

Pag: 55

Realization of deferred income tax and social contribution

At the Parent Company level, realization of deferred tax credits amounting to R$ 2.224.389 thousand does not depend on future income since these credits will be absorbed annually by realizing the deferred tax liability.

For the portion exceeding the Parent Company’s balance, when applicable, in the consolidated statements the Management of the subsidiaries expects to carry forward these credits up to ten years, based on the projections made.

	R$ thousand

	Realization expectation

	Consolidated		Parent Company

	Deferred income tax and social contribution assets	Deferred income tax and social contribution liabilities	Deferred income tax and social contribution assets	Deferred income tax and social contribution liabilities

2007	981.238	1.599.863	745.056	1.096.243
2008	506.259	1.695.564	189.212	1.102.451
2009	319.106	1.680.430	135.040	1.102.451
2010	483.057	1.657.700	128.920	1.110.248
2011	512.457	1.654.274	388.773	1.106.319
2012	261.004	1.944.435	128.920	1.102.451
2013 and thereafter	1.577.318	318.910	508.468	2.110.649

Amount accounted for	4.640.439	10.551.176	2.224.389	8.730.812
Amount not accounted for	816.627		277.323

Total	5.457.066	10.551.176	2.501.712	8.730.812

The subsidiary Petrobras Energia S.A. - Pesa has tax credits arising from accumulated tax losses amounting to approximately R$ 539.304 thousand, which were not recorded in asset accounts. In accordance with specific legislation in Argentina and other countries where Pesa has investments that define the expiration date for such credits, these credits may be offset against future taxes payable limited to R$ 513.596 thousand until 2007 and to R$ 25.708 thousand as from 2008.

At the parent company, the unrecorded portion of R$ 277.323 thousand refers to the estimated expenses to dismantle the area, to be performed in over 10 years, as per CVM Instruction 371/2002.

Pag: 56

e) Reconciliation of income tax and social contribution

The reconciliation of income tax and social contribution determined in accordance with nominal rates and the related amounts recorded in the first quarter of 2007 and 2006 is presented as follows:

Consolidated

	R$ thousand

	JAN-MAR/2007	JAN-MAR/2006

Income before tax and after profit sharing for employees	7.574.776	11.046.951

Income tax and social contribution at nominal rates (34%)	(2.575.424)	(3.755.962)
Adjustments to determine effective rate:
• Permanent additions, net	(185.875)	(204.608)
• Equity pickup	7.988	(127.475)
• Goodwill/Discount Amortization	5.147	5.371
• Tax incentives	14.414	5.395
• Prior year income tax and social contribution adjustment	2.662	247.462
• Other items	(236.847)	(38.070)

Expense for income tax and social contribution	(2.967.935)	(3.867.887)

Deferred income tax and social contribution	(105.886)	(774.629)
Current income tax and social contribution	(2.862.049)	(3.093.258)

	(2.967.935)	(3.867.887)

Pag: 57

Parent Company

	R$ thousand

	JAN-MAR/2007	JAN-MAR/2006

Income before tax and after profit sharing employees	6.791.071	10.267.978

Income tax and social contribution at nominal rates (34%)	(2.308.964)	(3.491.113)
Adjustments to determine effective rate:
• Permanent additions, net	(178.864)	(218.237)
• Equity pickup	16.927	115.266
• Goodwill/Discount amortization	804	1.483
• Tax incentives	12.677	5.385
• Prior year income tax and social contribution adjustment	2.669	247.462
• Overseas earnings		(14.459)

Expense for income tax and social contribution	(2.454.751)	(3.354.213)

Deferred income tax and social contribution	(35.641)	(726.519)
Current income tax and social contribution	(2.419.110)	(2.627.694)

	(2.454.751)	(3.354.213)

17. EMPLOYEE BENEFITS

a) Pension Plan - Fundação Petrobras de Seguridade Social - Petros

Fundação Petrobras de Seguridade Social - Petros and the current benefits plan (Petros Plan)

Fundação Petrobras de Seguridade Social - Petros, was established by Petrobras, is an entinty of private, administrative and financially autonomous, which, as a closed entity of supplementary security, has as its main objectives:

(i) Institute, manage and execute benefit plans for the companies or entities with wich it has signed agreements;

(ii) Provide administration and execution services for benefit plans focused on post-retirement payments; and

Pag: 58

(iii) Promote the social well-being of its members, especially with respect to post-retirement payments.

The Petros Plan is a defined-benefit pension plan and was introduced by Petrobras in July of 1970 to ensure members a supplement to the benefits provided by Social Security. In 2001, subsequent to a process of separating participant groups, the Petros Plan was transformed into several distinct defined benefit plans.

As of March 31, 2007, the following sponsor companies formed part of the Petrobras System Petros plan: Petróleo Brasileiro S.A. - Petrobras, the subsidiaries Petrobras Distribuidora S.A. - BR, Petrobras Química S.A. - Petroquisa, and Alberto Pasqualini - Refap S.A., a subsidiary of Downstream Participações Ltda.

Currently, Petros receives monthly contributions from the sponsoring companies of the Petros Plan amounting to 12,93% of the salaries of employees participants in the plan and contributions from employees and retirees, as well as the income from the investment of these contributions.

Evaluation of the Petros costing plan is performed by independent actuaries based on a capitalization system on a general basis.

The assets guaranteeing the pension plan are shown as reducers of the net actuarial liability. The actuarial commitments with respect to the pension and retirement plan benefits, and those related to the post-employment lifetime health coverage plan are provided for in the Company’s balance sheet based on calculations prepared by independent actuaries. Their calculations are based on the projected unit of credit method, net of the assets guaranteeing the plan, with the obligation increasing from year to year, in a manner that is proportional to the length of service of the employees during their working period.

Additionally, other actuarial premises are used, such as estimate of costs related to medical expenses, biometric and economic hypothesis and, also, historical data on expenses incurred and on employees contributions.

Pag: 59

The actuarial gains and losses generated by the differences between the values of the obligation and assets determined based on projections and the actual figures, are respectively included or excluded from the calculation of the net actuarial liability. These gains and losses are amortized over the average remaining time of service of the active employees.

If a deficit is determined in the defined benefit plan in accordance with the actuarial costing plan used by Petros, constitutional amendment No 20 of 1998 governing supplementary pension plans of mixed capital companies establishes that this deficit shall be settled by an adjustment to the normal contributions, to be equally shouldered by the sponsors and the participants.

The Petros Plan is closed to new employees of the Petrobras system joining from September 2002 and the Company has taken out collective life insurance covering all employees subsequently joining the Company. This insurance policy will be in force until a new private pension plan has not been introduced.

As of March 31, 2007, Petrobras had an advance balance for the pension plan to the amount of R$ 1.277.361 thousand (R$ 1.242.268 thousand as of December 31, 2006).

In April 2006, Petrobras presented to employee participants and retired members, a proposal which sought to afford equilibrium to the current Petros plan.

Execution of the proposal presented by the Company’s Executive Board was subject to a number of conditions, including the renegotiation of the Petros Plan Regulations, in relation to the means of readjusting the benefits and pensions, considering the considerable individual accession of employees and dependants.

Initially, the target for renegotiating the Petros Plan, established previously by the Company, was not reached. On January 08, 2007, the Petrobras Board of Directors approved the reopening of the Petros Plan renegotiation process, in order to meet the claims of the trade unions.

The new target for the minimum number of participants agreeing to the renegotiation was achieved on February 28, 2007.

Pag: 60

In return for accepting the renegotiation, in March 2007, the participants, retired members and pensioners received the financial incentive of R$ 958.543 thousand at the Parent Company and R$ 1.036.317 thousand in the consolidated statement.

The real impacts referring to the items to be dismissed from the judicial settlement, the review of the Petros Plan costing plan, the lowering of the age limit for participants who joined the Plano Petros in 78/79 and the readjusting of the benefits dating back to September 2006 for retired members and pensioners shall be evaluated and accounted for.

New benefits plan

In October 2006, the Petrobras Board of Directors approved the introduction of a new pension plan called Petros Plan 2 for employees currently with no plan.

A New Supplementary pension plan was formulated according to the Variable Contribution model - CV. or mixed with the resources capitalized through particular accounts, retirement established according to the account balances, besides the assurance for pension plan risks (handicapped and death during the contribution life) and the benefit payment options in case of perpetual assistance system, with estimated pension reversal for dependents after the death of the holder, or the quotas regime.

On January 19, 2007, the Petros Decision-making Board approved the Petros 2 Plan, which was referred for assessment and statement by the Supplementary Pensions Office - SPC, for the proper final approval, whereupon it may be offered to the employees who are not presently covered by a supplementary pension plan sponsored by the Company. Until the moment, the regulatory agency have not approved the mentioned plan yet.

The real impacts generated by implementing the Petros 2 Plan to serve employees with no supplementary pension coverage will be assessed by independent actuaries and accounted for by Petrobras and the other Plan’s sponsors, upon conclusion of the accession process.

Pag: 61

Petrobras and the other sponsors will fully assume the contributions corresponding to the period in which the new participants had no plan. This past service shall consider the period since August 2002 or the date of admission, that is most recent, to the date enrolment commenced in the Petros 2 Plan. The disbursements will be conducted over the first months for contributions up to the total months the participant had no plan, and shall cover the portion relating to the participants and sponsor. At the Parent Company the maximum estimated value of this actuarial commitment as of December 31, 2006 was R$ 222.069 thousand and R$ 232.030 thousand in the consolidated statement.

This New Plan also allows the Company to maintain the pension coverage it offers and considerably reduces the possibility of future deficits.

For the Company, the proposal to adapt the Supplementary Pension Model is fundamental for its management in order to maintain it attractive, financially self sustainable and strengthened as a powerful personnel management instrument.

Transpetro

Transpetro maintains a defined-contribution private pension scheme with Petros called Plano Transpetro, which receives monthly contributions equivalent to 5,32% of the payroll of the members and is equal to the contributions made by the participants.

Petrobras Energia S.A.

Defined contribution pension plan

In November 2005 the executive board of Petrobras Energia S.A. - Pesa, an indirect subsidiary of Petrobras, approved implementation of a defined contribution plan which all Company employees could voluntarily accede to. Through this plan Pesa makes contributions to a trustee. The contributions are made at amounts equal to the contributions of the employees participating in mutual investment funds or Pension Retirement Fund Administrator (AFJP). The contributions are made according to the defined contribution plan for each wage level. Participating employees may make voluntary contributions in excess of those established in the contribution plan, although the Company is not required to match them.

The plans’ costs are recognized periodically and correspond to the contributions the Company makes to trust. By March 31, 2007 Pesa had recognized the amount equal to R$ 1,323 thousand.

Pag: 62

Defined benefit pension plan

“Indemnity" Plan

This is a benefit plan through which employees meeting certain conditions are elected to receive at retirement one months’ wages for each year they worked for the Company, on a decreasing scale, according to the number of years the plan has existed, at the moment of the retirement.

Compensating Fund

This benefit is available to all Pesa employees who participated in the defined contribution plans in force in the past and who joined the company prior to May 31, 1995 and have accumulated the required service time. The benefit is calculated based on the last wage of the workers participating in the plan and the number of years of service. The plan is supplementary. This means that the benefit received by the employee consists of the amount determined according to the plan’s provisions, after deducting the benefits awarded under the aforementioned defined contribution plan and the retirement system, so that the total benefits received by each employee is equal to the amount defined in the plan.

The plan requires the Company contribute to a fund, to which the employees do not make any contribution. The employees are simply required to contribute to the official public or private retirement system, based on their total wages. The fund’s assets have been attributed to a trustee, whose investment premises include obligation to maintain the capital in US dollars, maintain liquidity and obtain the maximum market yield for 30-day investments. As a result of this, the funds are mainly invested in bonuses, tradable obligations, common investment funds and fixed term deposits. The trustee is the Bank of New York, where Watson Wyatt is the administrator agent.

In accordance with the Pesa Bylaws, the company contributes to the fund based on a proposal made to the Meeting by the Executive Board up to the maximum amount equal to 1,5% of the net income in each year.

If a surplus is recorded and duly certified by an independent actuary in the funds allocated to trusts for payment of the defined benefits awarded by the plan, Pesa may use these funds by simply notifying the trustee of this fact.

Pag: 63

b) Health care benefits - “Assistência Multidisciplinar de Saúde” (AMS)

Petrobras and its subsidiaries Petrobras Distribuidora S.A. - BR, Petrobras Química S.A. - Petroquisa, and Alberto Pasqualine - Refap S.A., controlled by Downstream Participações Ltda., maintain a health care benefit plan (AMS), which offers defined benefits and covers all employees of the companies in Brazil (active and inactive) together with their dependents. The plan is managed by the Company, with the employees contributing a fixed amount to cover the principal risks and a portion of the costs relating to other types of coverage in accordance with participation tables defined by certain parameters including salary levels.

The commitment of the Company relating to future benefits due to the employees participating in the plan is annually calculated by an independent actuary, based on the method of Projected Credit Unit, in a manner similar to the calculations made for the commitments with pensions and retirements, described above.

The medical assistance plan is not covered by the guaranteeing assets. The benefit payment made by the Company is based on the costs incurred by the participants.

The actuarial gains and losses arising from the difference between the total of liabilities based in actuarial premises and those effectively occurred, are respectively included or excluded when defining the net actuarial liability. These gains and losses are amortized over the average remaining time of service of the active employees.

On December 15, 2006, Petrobras implemented the Drugstore Benefit, which provides special terms on the acquisition of certain medicines by members of the AMS from participating drugstores, located throughout Brazil.

Following the introduction of this benefit, the cost of the past service estimated by independent actuaries as of December 31, 2006 at the Parent Company was R$ 174.711 thousand and the Consolidated Statement was R$ 187.802 thousand, amortized over the average remaining time of service of active employees.

As of March 31, 2007, the cost already incurred on this benefit by the Parent Company was approximately R$ 120 thousand.

Pag: 64

Liquigás Distribuidora S.A.

The commitment of Liquigás Distribuidora S.A. relating to medical assistance for the active and retired employees managed by the company itself, is annually calculated by an independent actuary. The method adopted to calculate the expenses and the items of actuary nature is the Projected Unit Credit. This method defines the cost of the benefit that will be allocated during the active career of the employee, in the period between the date of admission to the company and the first date of total eligibility for the benefit, which is established by the Collective Bargains resulting from the union negotiations with the employees of the GLP category.

Pursuant to procedures established by CVM Pronouncement N° 371/00, on March 31, 2007, Liquigás Distribuidora S.A. has a provision for Health Care Benefits (AMS), in the amount of R$ 40.123 thousand (R$ 39.154 thousand as of December 31, 2006).

c) Changes to provisions made

	R$ thousand

	Consolidated		Parent Company

		Supp.		Supp.
	Retirement	Medical	Retirement	Medical
	and Pensions	Assistance	and Pensions	Assistance

Balance at December 31, 2006	3.462.610	8.419.171	3.168.967	7.769.189
(+)Costs incurred during the period	309.773	433.784	274.136	404.466
(-)Payment of contributions	(106.856)	(95.125)	(98.242)	(88.524)
(+)Others	6.744

Balance at March 31, 2007	3.672.271	8.757.830	3.344.861	8.085.131

Current liabilities	314.419		293.546

Non-current liabilities	3.357.852	8.757.830	3.051.315	8.085.131

Pag: 65

According to actuarial calculations performed by an independent actuary, the net expense on the pension and retirement benefits plan awarded and to be awarded to employees, retired employees and pensioners for the period January through March 2007 includes the following components:

	R$ thousand

	Consolidated		Parent Company

		Supp.		Supp.
	Retirement and	Medical	Retirement and	Medical
	Pensions	Assistance	Pensions	Assistance

Current service cost	107.515	49.472	94.353	45.031
Interest cost	965.363	307.117	908.595	285.937
Estimated return on the plan’s assets	(747.958)		(706.335)
Amortization of unrecognized losses	55.566	42.449	52.073	38.752
Contributions from participants	(79.850)		(75.224)
Other	9.137	34.746	674	34.746

Net cost up to March 31, 2007	309.773	433.784	274.136	404.466

The restated provisions were recorded in the income statement for the year, as shown:

	R$ thousand

	Consolidated		Parent Company

		Supp.		Supp.
	Retirement and	Medical	Retirement and	Medical
	Pensions	Assistance	Pensions	Assistance
Relating to active employees:
Absorbed in the cost of operating
activities	84.285	79.034	79.836	76.613
Directly to income	68.199	60.169	48.080	50.086

Relating to inactive members:
(recorded in other operating expenses
and revenue)	157.289	294.581	146.220	277.767

	309.773	433.784	274.136	404.466

18. SHAREHOLDERS’ EQUITY

a) Share Capital

On March 31, 2007, paid up capital amounts to R$ 48.263.983 thousand is divided into 2.536.673.672 common shares and 1.850.364.698 preferred shares all of which are book-entry shares with no nominal value.

Pag: 66

b) Share buyback

Pursuant to article 29, section II of the Company Bylaws, on December 15, 2006, the Board of Directors authorized the buyback of part of the preferred shares in circulation for future cancellation, using funds from the profit reserves subject to the following terms:

a) Objective: reduce the excess cash and enhance the capital structure, helping reduce the cost of Petrobras’ capital.

b) Amount: up to 91.500.000 preferred shares, corresponding to 4,9% of the total of this class of share in circulation, which is 1.850.364.698 shares;

c) Price: the acquisition will occur on the Stock Exchange, at market values on the acquisition dates throughout the buyback term;

d) Term: up to 365 (three hundred and sixty-five) days as from December 15, 2006.

c) Dividends

On April 02, 2007, the Ordinary General Meeting approved dividends referring to the year end 2006, amouting to R$ 7.896.669 thousand corresponding to R$ 1,80 (one real and eighty cents) per common and preferred share, including interest on shareholders’ equity, for which R$ 4.387.038 thousand were made available to the shareholders on January 04, 2007, corresponding to R$ 1,00 per share, based on the share position as of October 31, 2006, R$ 1.974.167 thousand was provided on March 30, 2007, based on the share position as of December 28, 2006, corresponding to R$ 0.45 per share and the remaining balance of R$ 1.535.464 thousand, corresponding to R$ 0,35 per share, will be provided within the legal term, based on the share position as of April 02, 2007.

The dividends are restated according to the Selic interest rate from December 31, 2006 to the date payment of each portion commences.

Pag: 67

19. JUDICIAL ACTIONS AND CONTINGENCIES

a) Judicial actions and contingencies

Petrobras and its subsidiaries are a defendant in numerous legal actions involving civil, tax, labor and environmental issues arising in the normal course of business. Based on the advice of its internal legal counsel and management`s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable. As of March 31, 2007 these provisions are presented as follows, according to the nature of the corresponding causes:

	Consolidated		Parent Company

	03.31.2007	12.31.2006	03.31.2007	12.31.2006

Other pension liabilities	54.000	54.000	54.000	54.000

Total current liabilities	54.000	54.000	54.000	54.000

Labor claims	84.743	85.813	10.771	10.409
Tax proceedings	109.100	100.918	8.907	13.048
Civil proceedings ( * )	202.551	204.405	162.841	167.214
Other contingencies	78.974	122.744

Total non-current liabilities	475.368	513.880	182.519	190.671

Total	529.368	567.880	236.519	244.671

(*) Net of the judicial deposit related to the provisioned for judicial proceeding – according to CVM Pronouncement nº 489/05

Fishermen Federation of Rio de Janeiro - Feperj

On behalf of its members, Feperj is making several claims for indemnification as a result of the oil spill in Guanabara bay which occurred on January 18, 2000. At that time, Petrobras paid out extrajudicial indemnification to everyone who proved to be fishermen when the accident occurred. According to the records of the national fishermen’s register, only 3.339 could claim indemnification. On February 02, 2007 a decision, partly accepting the expert report, was published. That expert report was prepared to establish the parameters for calculating the award, which present value is R$ 1.102.207 thousand up to now. Petrobras appealed against this decision before the Rio de Janeiro Court of Appeal, as the parameters set in the decision are different to those already specified by the Rio de Janeiro Court of Appeal itself. The appeal has been accepted. We are waiting expert accounting audits to redefine the amounts. In accordance with the Company’s expert assistants calculation, the recorded amount of R$ 26.507 thousand was maintained for representing the award that will be set by the court at the end of the process.

Pag: 68

b) Legal suits not provided for

The chart on the following page shows the situation of the main lawsuits not considered as probable losses:

Description	Nature	Probability of Loss	Current Situation

Plaintiff: Porto Seguro Imóveis Ltda.
Porto Seguro, a minority shareholder of Petroquisa, filed a lawsuit against Petrobras, relating to alleged losses deriving from the sale of the equity interest held by Petroquisa in several petrochemical companies in the National Privatization Programme. The Plaintiff filed the aforesaid lawsuit to obtain an order obliging Petrobras, as the major shareholder of Petroquisa, to compensate the “loss” inflicted on the assets of Petroquisa by the acts which approved the minimum sale price for its equity interest in the capital of the privatized companies.	Civil	Possible

On March 30, 2004 , the Rio de Janeiro Court of Appeal unanimously granted the new appeal brought by Porto Seguro, ordering Petrobras to indemnify Petroquisa to an amount equal to US$2.370 million plus 5% as a premium and 20% attorneys' fees.

Petrobras filed a Special and Extraordinary Appeal before the High Court of Justice (STJ) and the Federal Supreme Court (STF), which were rejected. It then filed an Interlocutory Appeal against this decision before the STJ and STF.

In performance of the decision published on June 05, 2006 , we are now awaiting assignment of the agenda to re-examine the matter relating to the blocking of Petrobras' Special Appeal before the High Court of Justice and the Federal Supreme Court.

Based on the opinion of its attorneys, the Company does not expect an unfavorable final decision in this proceeding.

If the award is not reversed, the indemnity estimated to Petroquisa, including monetary correction and interest, would be R$ 10.155.622  thousand. As Petrobras owns 100% of Petroquisa's share capital, a portion of the indemnity estimated at R$ 6.702.711 thousand, will not represent a disbursement from Petrobras's Group.
Additionally, Petrobras would have to pay R$ 507.781 thousand to Porto Seguro and R$ 2.031.124 thousand to Lobo & Ideas by means of attorney's fees.

Pag: 69

Description	Nature	Probability of Loss	Current Situation

Plaintiff: Kallium Mineração S.A Indemnification lawsuit before the Rio de Janeiro state courts claiming losses, damages and lost earnings due to contractual termination.	Civil	Possible	Claim accepted by the lower court. The two parties filed appeals which were rejected. Petrobras is awaiting judgment of the extraordinary appeal filed before the STF and the special appeal at the High Court of Justice on December 18, 2003 , both of which have been entertained. A special appeal brought by Kallium is also pending judgment. Petrobras' maximum exposure including monetary restatement as of March 31, 2007 is R$ 104,636 thousand.

Plaintiff: EMA - Empresa Marambai Agro-Industrial S.A. Contractual civil liability.	Civil	Possible

EMA's appeal accepted on December 11, 2000 , determining processing of the Special Appeal with STJ, with judgement is pending on STJ.
The maximum exposure including monetary restatement for Petrobras as of March 31, 2007 is R$ 8.740 thousand.

Plaintiff: Mathias Engenharia Ltda. Contractual civil liability for imbalance of financial equation	Civil	Possible

Petrobras was sentenced to pay R$14.040 thousand (as of May of 2003) plus interest of 0,5% p.m., court costs and 15% of fees.

Awaiting trial at the STF to judge the Interlocutory Appeal against the decision which denied the Company's Extraordinary Appeal. The plaintiff simultaneously initiated the provisional execution. Petrobras pledged assets, Appeal accepted by the STJ. We are awaiting the decision which accepted the pledged asset to be rendered final and unappealable.
Petrobras' maximum exposure including monetary restatement as of March 31, 2007 is R$ 31.646 thousand.

Pag: 70

Description	Nature	Probability of Loss	Current Situation

Plaintiff: Walter do Amaral Class action claiming nullity of Paulipetro/Petrobras contract	Civil	Possible	The provisional execution of the award requested by the plaintiff was ruled to be null by the judge. The plaintiff filed a special appeal before the Federal Regional Court (TRF) which was rejected on April 10, 2006 . The plaintiff filed an interlocutory appeal against this decision which is awaiting judgment. The maximum exposure including monetary restatement for Petrobras as of March 31, 2007 is R$ 651 thousand.

Plaintiff: Federal Revenue Department in Rio de Janeiro
Writ of fault related to the Withholding income tax calculated over the remittances for the payments of shipments charter referring to the period process in 1998 and 1999 to 2002.

	Tax	Possible

Petrobras submitted new Administrative Appeals to the Higher Chamber of Tax Appeals, the highest administrative level, which are pending judgment. The maximum exposure including monetary restatement for Petrobras as of March 31, 2007 for the period 1998 is R$ 121.010 thousand and for the period 1999 to 2002 is R$ 4.031.821 thousand.

Plaintiff: Rio de Janeiro state finance authorities ICMS. Sinking of P-36 Platform	Tax	Possible

On October 02, 2006 the appeal deposit and bank guarantee of R$ 43.661 thousand and R$ 81.922 thousand respectively were converted into income for the State. The matter was then submitted to judicial proceedings and the administrative proceeding was closed. The remaining amount claimed corresponding to R$ 540.975 thousand has been subject to judicial Tax Enforcement proceedings brought by Rio de Janeiro state. The maximum exposure including monetary restatement for Petrobras as of March 31, 2007 is R$ 666.558 thousand.

Pag: 71

Description	Nature	Probability of Loss	Current Situation

Plaintiff: Federal Revenue Inspectorate in Macaé II and IPI - Sinking of P-36 Platform	Tax	Possible

Lower court decision against Petrobras.

A Voluntary Appeal has been filed which is pending judgment Petrobras filed a writ of mandamus and obtained a favorable decision staying any tax collections until the investigations determining the reasons causing the platform to sink have been concluded. The Federal Government / National Finance Office have filed an appeal which is pending judgment.

Because of the favorable decision obtained by the Company in the writ of mandamus, the administrative proceeding has been stayed. Petrobras' maximum exposure including monetary restatement as of March 31, 2007 is R$ 447.626 thousand.

Plaintiff: Federal Inland Revenue Department PASEP base reduction	Tax	Possible

Internal Revenue Services Appeal denied in 2nd instance and voluntary appeal of Petrobras were partially accepted. Pending special appeal filed by the Internal Revenue Services. The maximum exposure including monetary restatement for Petrobras as of March 31, 2007 is R$ 27.714 thousand.

Plaintiff: Alagoas State Finance Authorities Reversal of ICMS Credit	Tax	Possible	Petrobras is awaiting judgment of the appeal by the second administrative level. The maximum exposure including monetary restatement for Petrobras as of March 31, 2007 is R$ 71.335 thousand.

Plaintiff: SRP - Federal Pensions Office

Tax assessments relating to pension charges deriving from administrative proceedings brought by the INSS which attribute joint liability to the Company for the engagement of civil construction and other services addressed by article 219, paragraph 5 and 6 and article 220, paragraph 2 and 3, of Decree 3.048/99.	Tax	Possible	Of the amounts the Company disbursed to guarantee the filing of appeals and/or obtainment of the Debt Clearance Certificate from the INSS, R$ 116.447 thousand recorded as judicial deposits which could be recovered in the proceedings in progress, relating to 327 tax assessments amounting to R$ 374.041 thousand. Petrobras' legal department expects a possible defeat regarding these assessments, as it considers the risk of future disbursement to be minimal.

Plaintiff: IRS of Rio de Janeiro

Assessment notice referring to Import Tax and Excise Tax (II and IPI), contesting the tax classification as Other Electricity Generation Groups for the import of the equipment belonging to the thermoelectric power station Termorio S.A.	Tax	Possible	On August 15, 2006, Termorio submitted a contestation of the tax assessment to the Federal Revenue Department. On September 15, 2006, the case was referred to the Federal Revenue Service in Florianópolis, where it is still being examined under administrative proceedings. The maximum exposure including monetary restatement for Petrobras as of March 31, 2007 is R$ 532.762 thousand.

Pag: 72

Description	Nature	Probability of Loss	Current Situation

Plaintiff : Oil Workers Union ( Rio de Janeiro ,
São Paulo and Sergipe)

Labor suits claiming full incorporation into employee salaries of the official inflation indices in the years 1987, 1989 (Bresser, Verão and Collor).
	Labor	Possible/ Remote

Sindipetro/RJ: Petrobras understands there is no debt, since corresponding amounts were paid by the clause of the collecive bargain in 1993. The probability of loss is remote . The maximum exposure including monetary restatement for Petrobras as of March 31, 2007 is R$ 182.972 thousand.

Sindipetro/SP : Case ruled to have grounds, with final and unappealable decision delivered . Petrobras filed Termination Action - denied. Appeal by Petrobras was accepted and decision granted suspending agreement and issuing new decision to deny plaintiff's request on Labor Claim. Extraordinary Appeal filed by Sindipetro which was denied entertainment, and is now pending judgment on the Interlocutory Appeal subsequently filed Chance of defeat: remote . The maximum exposure including monetary restatement for Petrobras as of March 31, 2007 is R$ 98.693 thousand.

Sindipetro/SE: Request accepted. Process on enforcement phase. The judge granted decision determining Sindipetro/SE to present new termination Granted in 1st instance. Petrobras is waiting for fiscal enforcement to contest the debt by opposition by Petrobras. This is awaited. The probability of loss: Possible. The maximum exposure including monetary restatement for Petrobras as of March 31, 2007 is R$ 104.207 thousand calculations, which is pending. Chance of defeat: possible .

Plaintiff: Adailton de Oliveira Bittencourt and others

Labor claims for payment of break and lunch hour, after introduction of 6 working hours per day by 1988 Brazilian Constitution. Period claimed: 09/28/1989 to 11/31/1992 due to the introduction of a six-hour working day by the 1988 Federal Constitution.	Labor	Possible	The claim was rejected by the lower court. The plaintiffs' ordinary appeal was accepted by the Regional Labor Court (TRT). Decision now final and unappealable, published on February 17, 2006 . The proceeding is currently at the stage of award settlement. Petrobras' maximum exposure including monetary restatement as of March 31, 2007 is R$ 5.542 thousand. Petrobras' prospects identified in the analysis is that the amounts payable are much lower than those identified by the plaintiffs.

b.1) Environmental issues

The Company is subject to various environmental laws and regulations. These laws regulate activities involving the discharge of oil, gas and other materials, and establish that the effects caused to the environment by Company operations should be remedied or mitigated by the Company.

Pag: 73

As a result of the July 16, 2000 oil spill at the São Francisco do Sul Terminal of Presidente Vargas refinery - Repar, located about 24 kilometers from Curitiba, capital of Paraná state, recorded roughly 1,06 million liters of crude oil were spilled in Barigui and Iguaçu rivers. Approximately R$ 74.000 thousand were expensed in the clean up of the affected area and to cover the fines applied by the environmental bodies. The following suits and proceedings refer to this spill:

Description	Nature	Probability of Loss	Current Situation

Plaintiff: AMAR - Association for Environmental Defense of Araucária Indemnification for pain and suffering and damages to environment.	Civil	Possible

No lower court decision pronounced.

Awaiting initiation of the expert investigation to quantify the amount. The maximum exposure including monetary restatement for Petrobras as of March 31, 2007 is R$ 87.736 thousand. The court determined that the suits brought by AMAR and the Federal and State Prosecutors be tried as one.

On February 16, 2001, the company’s pipeline Araucária - Paranaguá, ruptured due to a seismic movement and caused the spill of approximately 15.059 gallons of fuel oil in several rivers in the State of Paraná. On February 20, 2001 the clean up services of the river were concluded, recovering approximately, 13.738 gallons of oil. As a result of the accident, the following suits were filed against the Company:

Description	Nature	Probability of Loss	Current Situation

Plaintiff: Paraná Environmental Institute - IAP Fine levied on alleged environmental damages.	Fine	Possible

Defense partly accepted by the lower court, fine reduced. Appeal by Petrobras pending judgment at the court of appeal. Petrobras' maximum exposure including monetary restatement as of March 31, 2007 is R$ 152.639 thousand.

The court determined an association with the proceedings brought by AMAR and the Federal and State Prosecutor's Offices and joined the case.

Pag: 74

b.2) Recovery of PIS and COFINS

Petrobras and its subsidiary Gaspetro filed an ordinary lawsuit against the government before the Rio de Janeiro judiciary branch in order to recover via offsetting the amounts paid as Pis on financial revenue and exchange variance gains in the period February 1999 and November 2002 and Cofins between February 1999 and January 2004, in light of the ruling that Law 9718/98, article 3, paragraph 1 is unconstitutional.

On November 09, 2005, the Supreme Federal Court considered unconstitutional the mentioned of paragraph 1 of article 3 of Law N° 9.718/98.

On January 09, 2006, in view of a final decision by the STF, Petrobras filed a new suit aiming to recover COFINS amounts relating to the period January 2003 to January 2004.

The amount of R$ 1.968.850 thousand, related to the aforesaid cases, is not reflected in these financial statements.

20. COMMITMENTS UNDERTAKEN BY THE ENERGY DIVISION

(a) Commitments to acquire natural gas

Petrobras and YPFB executed contracts in force until 2019 entailing the acquisition of natural gas, undertaking to acquire minimum volumes at a price calculated according to a formula linked to the price of fuel oil.

Between 2002 and 2005, Petrobras did not acquire the minimum volume established in the contract with YPFB and paid US$ 81 million (equal to R$ 166.082 thousand as of March 31, 2007) referring to unshipped volumes, whose credits will be realized through withdrawals of future volumes.

Gas acquisition commitments	2007	2008	2009	2010	2011 - 2019

Mandatory Volume (million m³/day)	24	24	24	24	24/per year

(b) Electricity Purchase Contracts in a Regulated Environment - CCEAR

On December 16, 2005, the “National Eletric Power Agency” - ANEEL held an auction in order to procure energy for the National Interconnected System - SIN, in the Regulated Procurement Environment - ACR.

Pag: 75

By way of its ventures (Baixada Santista Energia Ltda. - BSE, Sociedade Fluminense de Energia Ltda. - SFE, Termoceará Ltda., Termorio S.A. and Unidade de Negócios Três Lagoas), Petrobras sold energy capacity of 1.391 MW. at this first new energy auction. In return for selling the capacity of its power stations, the final result of the auction will provide the Company with fixed revenue for 15 years at present values of R$ 199.843/year as from 2008 through the sale of 352 MW, an additional R$ 210.878/year as from 2009 through the sale of a further 469 MW and an increase of R$ 277.928/year as from 2010 through the sale of 570 MW. The contracts were executed on March 13, 2006.

By way of its ventures Termomacaé Ltda and Usina Termelétrica Bahia I, a subsidiary of Fafen Energia S.A., Petrobras sold energy capacity of 205 MW at the third auction for new energy. By selling the capacity of its power stations, the final result of the auction will provide the Company with fixed revenue for the term of 15 years in present day values of R$ 113.133 thousand/year as from 2011.

By way of its affiliated company TEP Potiguar and its stake in the consortia Goiana II and Camaçari Pólo de Apoio I (interest of 30%), Camaçari Muricy I and II (interest of 50%) and Pecem II (interest of 45%), the subsidiary Petrobras Distribuidora sold energy capacity of 211,4 MW. The final result of the auction will provide the company with fixed revenue for the term of 15 years in present day values of R$ 142.197 thousand/year as from 2009.

Additionally, Petrobras will be remunerated for the effective output of its power stations for its variable operating costs.

(c) The Gasene Project

On December 14, 2006, Petrobras announced the obtainment of two financing loans amounting to R$ 1.360.000 thousand, to be extended by the BNDES to the special purpose entity Transportadora Gasene S.A., responsible for implementing the Gasene southeast-northeast interconnection gas pipeline project.

The Gasene Project consists of constructing pipelines to transport natural gas with a total length of 1,4 thousand km and transportation capacity of 20 million cubic meters per day, connecting the Cabiúnas Terminal in Rio de Janeiro to the city of Catu, in Bahia state. The project is comprised of the following sections: Cabiúnas (RJ) - Vitória (ES) gas pipeline; Vitória (ES) - Cacimbas (ES) gas pipeline - (already under construction with completion projected for the second half of 2007); and the Cacimbas (ES) - Catu (BA) gas pipeline.

Pag: 76

One of the loans, to the amount of R$ 1.050.000 thousand, will be used to acquire pipes for the Cacimbas (ES) - Catu (BA) – Gascac pipeline – which is some 940 km in length and requires an estimated investment of R$ 3.500.000 thousand. The other loan, to the amount of R$ 312.000 thousand, will be used to build the Cabiúnas (RJ) - Vitória (ES) - GASCAV pipeline, which is some 300 km in length and requires overall investment of R$ 1.500.000 thousand.

Beside the BNDES joint funding, Gasene Transportation signed, on 17th October 2006, a contract in order to liberate credit with the BB Fund SPC, via issuing of foreign bonds to the value of and to the equivalent of R$ 800 millions of north American dollors. On 23rd October 2006, negotiations were carried out for bonds that totalled US$ 210 millions.

On April 17, 2006 Petrobras executed with the Chinese state company Sinopec Group, an engineering project, supply, construction and procurement – EPC, regarding the Cabiúnas-Vitória (Gascav) gas pipeline, which is the first part of the Gasene project.

The maximum flow of the trunk line will be 20 million m3/day of gas, with the implementation of two compression stations. The Cabiúnas-Vitória section already has a preliminary license, installation licence and construction permit. The construction work is underway and completion is projected for the second half of 2007.

The investments related to this project are embraced by the Petrobras business plan approved for the period 2007-2011 and all the initiatives comply with the Company’s strategy of developing and leading the Brazilian natural gas market by creating a basic network for the shipment thereof, integrating the existing gas pipelines and gas pipelines expanding in the southeast and northeast of Brazil.

(d) The Urucu-Coari-Manaus gas pipeline

Of strategic importance, the Urucu-Coari-Manaus gas pipeline will carry roughly 5,5 million m3/day of natural gas in order to serve the capital of Amazonas state.

Pag: 77

The Urucu-Coari pipeline is being built to enable the transportation of GLP produced at the natural gas processing plants UPGN) in Urucu to Petrobras’ river terminal (TESOL), in Coari.

(e) Leasing of the Araucária Gas Thermoelectric Power Station

Petrobras announced on January 03, 2007 that it had executed two service provision and leasing contracts with UEG Araucária and COPEL. The first contract refers to the leasing of the Araucária Gas Thermoelectric Power Station executed by Petrobras and UEG, in force until December 31, 2007 which may be extended for a period of up to 12 months. The second contract involves the provision of maintenance and operating services regarding the UEG Araucária, executed by Petrobras and COPEL Geração, in force until December 31, 2008 or the end of the leasing agreement, whichever occurs first.

Under the two contracts, a fixed monthly payment will be due of R$ 19,00 per MWh multiplied by the reference voltage (428.35 MW) plus a variable monthly payment of R$ 33,23 per MWh, on the effective energy generated. These proceeds are used to cover all costs and taxes incurred by the UEG.

Executing these contracts will enable better allocation of the gas produced to meet the fundamental commitments referring to the energy sold by the company.

The rental contract is effectively in a suspended state due to the contract completion not being fulfilled to all satisfactory subordinate conditions.

(f) Usina Termelétrica Bahia I

On December 28, 2006 a leasing contract was executed by UTE Bahia I and Petrobras. This contract is effective until December 31, 2008 and involves monthly rental of R$ 320 thousand.

The rent includes all taxes, fees, charges and tax and social contributions deriving from the contract, which is restated annually, based on the variation posted by the Amplified Consumer Price Index (IPCA), established by the Brazilian Institute of Geography and Statistics (IBGE). If this index cannot be applied, the parties shall specify a similar index to be used.

The lease agreement has been suspended due to failure to comply with all the suspensive conditions.

Pag: 78

21. GUARANTEES ON CONCESSION CONTRACTS FOR OIL EXPLORATION

Petrobras granted R$ 5.116.536 thousand to the National Petroleum Agency (ANP) in guarantee of the minimum exploration and/or expansion programs defined in the concession contracts for exploration areas, with R$ 3.150.270 thousand, remaining in force, net of commitments already undertaken. Of the total amount, R$ 2.422.711 thousand refer to a pledge on the oil from previously identified fields already in production, and R$ 727.559 thousand refer to bank guarantees.

22. SEGMENT INFORMATION

Petrobras is an operationally integrated company, and the greater part of the production of crude oil and gas of the Exploration and Production Segment is transferred to other segments of Petrobras.

In the segmentation information, the Company’s operations are presented according to the Organization Structure approved on October 23, 2000 by the Board of Directors of Petrobras, comprising the following business units:

(a) Exploration and production: covers, by means of Petrobras, Brasoil, PNBV, PifCo, PIB-B.v. and Specific Purpose Entities, exploration, production development and production activities of oil, liquefied natural gas (LNG) and natural gas in Brazil, for the purpose of supplying the refineries in Brazil as a priority, and also commercializing the surplus of crude oil as well as oil products produced at their natural gas processing plants;

(b) Supply: contemplates, by means of Petrobras, Downstream (Refap), Transpetro, Petroquisa, PifCo, PIB-B.v. and PNBV, refining, logistics, transport and sale activities of oil products, crude oil and alcohol, in addition to interests in petrochemical companies in Brazil and two fertilizer plants;

(c) Gas and Energy: includes, by means of Petrobras, Gaspetro, Petrobras Comercializadora de Energia, BR Distribuidora, Specific Purpose Entities and Thermoelectric, the transport and sale of natural gas produced in Brazil or imported, the production and sale of power, equity interests in natural gas transport and distribution companies and in thermoelectric plants;

(d) Distribution: responsible for the distribution of oil products, alcohol and vehicular natural gas (VNG) in Brazil, represented by the operations of BR Distribuidora;

Pag: 79

(e) International: covers, by means of PIB Netherlands, PifCo, Company Mega, 5283 Participações, BOC and Petrobras, the exploration and production of oil and gas, the supply, gas and energy and distribution occurring overseas, in several countries in the Americas, Africa, Europe and Asia.

The items that cannot be attributed to the other areas are allocated to the group of corporate entities, especially those linked with corporate financial management, overhead related with central administration and other expenses, including actuarial expenses related with the pension and health care plans intended for retirees and beneficiaries.

The accounting information by business area was prepared based on the assumption of controllability, for the purpose of attributing to the business areas only items over which these areas have effective control.

We set forth below the main criteria used in determining net income by business segments:

(a) Net operating revenues: these were considered to be the revenues from sales to third parties, plus revenues between the business segments, based on the internal transfer prices established by the areas, the calculation methods for which are focused on market parameters.

(b) Operating income includes net operating revenue, the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment.

(c) The finance expenses are allocated to the corporate group.

(d) Assets: covers the assets referring to each segment. The financial equity accounts are allocated to the corporate group.

Pag: 80

23. DERIVATIVE INSTRUMENTS, HEDGING AND RISK MANAGEMENT ACTIVITIES

In 2004, Petrobras Executive Board organized a Risk Management Committee comprising executive managers of all business areas and of several corporate areas for the purpose of ensuring an integrated management of risk exposures and formalizing the main guidelines adopted by the Company to handle uncertainties regarding its activities.

The Risk Management Committee has been created with a view to concentrating risk management information and discussions, facilitating communications with the Board of Directors and the Executive Board concerning corporate governance best practices.

Several commissions created by the Risk Management Committee are developing specific targets for management of credit, company assets and responsibility risks, “commodities”, foreign exchange and interest rate prices, in order to bring the operational and commercial activities closer to the corporate policies of the company for risk management.

Characteristics of the markets where Petrobras operates

The Company is exposed to a number of market risks arising from the normal course of business. Such market risks mainly involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings. Petrobras maintains an overall risk management policy that is evolving under the direction of the Company’s executive officers.

Most of Petrobras’ revenues are obtained in the Brazilian market through the sale of oil products, in reais. Other revenues flow from product exports and sales of products through international activities where, in both cases, prices keep close similarity to those in the international markets.

Considering the oil price deregulation implemented as of January 2002, most prices charged locally also keep close ties with those in the international market. Since then, exchange rate and international market reference price variations are compensated in the local market prices, even where certain differences occur.

Pag: 81

As a consequence of the characteristics of the markets where Petrobras operates, the following aspects apply:

• A considerable amount of Petrobras’ total debt is expressed in dollars, or in currencies closely tied to it. Future operating cash flow is expressed in dollars;

• A devaluation of the real against the dollar has a relevant short-term impact in the financial statements. In the medium term, the Company’s operating cash flow contributes to mitigating foreign currency risks, considering that the Company’s revenues in U.S. dollars are significantly higher than costs and expenses denominated in that currency.

Financial risk management policy

The risk management policy adopted by Petrobras aims at seeking an adequate balance between the Company’s growth and return perspectives and the related risk level exposure, whether these risks underlie the Company’s own activities or arise from the context in which it operates, in such a way that the Company can attain its strategic goals by effectively allocating its physical, financial and human resources.

In addition to ensuring adequate cover for the Company’s fixed assets, facilities, operations and management and to managing exposure to financial, tax, regulatory, market and credit risks, among others, the objective of the risk management policy adopted by Petrobras is to supplement structural actions that will create solid financial and economic foundations in order to ensure that growth opportunities will be used, regardless of adverse external conditions.

This policy’s objective is to guide decisions on risk transfer, and is supported by structured actions that are grounded on capital discipline processes and on debt management, including:

• Low cost production - capital discipline guarantees competitive costs to all products traded;

• Definition of future investment levels in a realistic manner, considering the balance among profitability, growth and strategic adherence to the project portfolio, and maintenance of the strength of the Company’s balance sheet, thus creating the conditions necessary to ensure sustainable growth;

Pag: 82

• Wise debt management, seeking to link operating cash flow to debts, including volumes, currencies, maturity, indices, and consequently reducing insolvency risks.

Other important risk management characteristics of Petrobras:

• Integrated management of market risks, qualifying total exposures, observing the existence of natural hedges and acting on the Company’s liquid exposure, avoiding isolated actions of the Business Units that do not contribute to corporate risk enhancement;

• Respecting the concepts of efficient market and diversification. Petrobras believes that it operates in some of the most liquid global markets, where the possibility of systematic forecast of future prices is very restricted. As a result, its risk management concentrates on eliminating extremely undesirable events instead of mitigating the change in income, cash flow etc.

• High transparency standards in disclosing the Company’s potential exposures.

Risk assessment

Assessment of the financial risks related to the Company’s strategic plan is conducted by means of a probabilistic analysis of its cash flow forecast for a 2-year period.

Should there be future cash balances at amounts less than the minimum adequate level, actions to reduce this risk to acceptable grounds are proposed, thereby minimizing the possibility of postponing or interrupting the Company’s investment plan.

The benchmark for risk management (Cash Flow at Risk or CFaR) considers the changes in the most significant aspects for cash generation: price, quantities (production and markets), current exchange and interest.

Cash balances are projected for numerous scenarios considering the main risk factors through the Monte Carlo Simulation process. Thus, the estimated cash balance is defined for the intended level of reliability, and the periods during which cash may be below minimum adequate levels are identified.

Among the various alternative options to preserve the minimum pre-defined cash balance, derivative transactions, additional funding and optimized distribution of disbursement periods are to be noted.

Pag: 83

Economic and financial estimates are restated annually during the strategic planning review process.

Operations involving derivative instruments are not exclusively associated to the above-described processes. As previously mentioned, the Company’s risk philosophy relies on the strength of some corporate foundations, which consider that derivatives are important tools used in the protection of transactions and in the consistency of assets and liabilities.

Exposures relating specifically to treasury investments are assessed by a traditional value at risk (VaR) system and the economic proceeds from investment projects are, in some specific cases, assessed by risk assessment models that are adequate to each business segment based on the Monte Carlo Simulation.

a) Management of market risks for petroleum and derivates

Like all of its peers, Petrobras is subject to the volatility of the international energy prices (mainly oil), which may materially affect the Company’s cash flow.

Petrobras’ policy for the risk management of the price of oil and oil products consists basically in protecting the import and export margins in some specific short-term positions (up to 6 months). Future contracts, swaps, and options are the instruments used in these hedges. These operations are always tied to actual physical transactions, that is, they are economic hedge transactions (not speculative), in which all positive or negative results are offset by the reverse results of the actual physical market transaction.

In the first quarter of 2007 hedge transactions were conducted for 24,06% of the total volume sold (imports and exports). On March 31, 2007 the open positions on the futures market, as compared to market value, would have presented a loss of approximately R$ 45.250 thousand if it had been settled on this date.

In compliance with specific business conditions, an exceptional long-term economic hedge operation, still outstanding, was effected by the sale of put options for 52 million barrels of WTI oil over the period from 2004 to 2007, to obtain price protection for this quantity of oil to provide the funding institutions of the Barracuda/Caratinga project with a minimum guaranteed margin to cover the debt servicing.

As of March 31, 2007, this transaction, if settled at market values, would represent a cost of approximately R$ 59.708 thousand deriving from the premiums.

Pag: 84

b) Foreign currency risk management

In 2000, Petrobras contracted economic hedge operations to cover “Notes” issued abroad in Italian lira, in order to reduce its exposure to the appreciation of these currencies in relation to the U.S. dollar.

The economic hedge operation is known as “Zero Cost Collar” purchase and sale of options, with no initial cost, and establish a minimum and a ceiling for the variation of one currency against another, limiting the loss on the devaluation of the U.S. dollar, while making it possible to take advantage of some part of the appreciation of the future curve of the American currency.

The hedge of the loan in Italian lira was based on the Euro, because that currency only circulated until February 28, 2002.

The hedge transaction of the Italian lira-denominated debt had a positive market value of R$ 46.970 thousand on March 31, 2007.

In September 2006, the subsidiary PifCo contracted a hedge operation called “cross currency swap” to cover the yen bonds issued in order to fix the Company’s costs in this operation in U.S. dollars.

Interest rates in different currencies are swapped under the “cross currency swap”. The exchange rate between the yen and the U.S. dollar is set at the start of the transaction and remains fixed throughout its term.

On March 31, 2007 this transaction had a fair value, which if it were recorded would result in a loss of R$ 5.854 thousand. The Company does not intend to settle these contracts before they expire.

In the 1st quarter of 2007, the subsidiary Petrobras Distribuidora contracted hedge currency transactions with a positive fair value of R$ 2.280 thousand as of March 31, 2007. These transactions consist of the sale of forward short-term PTAX dollar contracts, which allow a fixed exchange rate and hedging against a possible devaluation in the period.

The fair value of derivatives is based on usual market conditions, at values prevailing at the closing of the period considered for relevant underlying quotations.

Pag: 85

Petrobras Energia S.A. - Pesa, an indirect subsidiary of Petrobras, carries out forward and sale operations of US dollars in exchange for Argentinean pesos. As of March 31, 2007, the nominal value of the standing contracts amounted to US$ 10 million (equivalent to R$ 20.504 thousand). Pesa recognized a gain equal to R$ 846 thousand in the1st quarter of 2007.

c) Interest rate risk management

The Company’s interest rate risk is a function of its long-term debt and, to a lesser extent, of its short-term debt. The Company’s foreign currency floating rate debt is mainly subject to fluctuations in Libor and the Company’s floating rate debt denominated in Reais is mainly subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Banco Central do Brasil. The Company currently does not use any derivative financial instruments to manage its exposure to fluctuations in interest rates.

d) Derivative instruments

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue financial instruments for trading purposes.

24. ENVIRONMENTAL, HEALTH AND SAFETIES

Petrobras’ continuous improvement in its environmental policy, as defined in the Strategic Plan, is associated with the implementation of two major programs: the Process Security Program (PSP) and the Program for Excellency in Environmental Management and Operational Safety (Pegaso).

In the first quarter of 2007, excluding the costs with employees medical assistance and external environmental project support, the security, environmental and health (SMS) investments of the company totaled R$ 845 millions. Of this value, R$ 194 millions refers to investments in the Program for Excellency in Environmental Management and Operational Safety (Pegaso), which also received about R$ 79 millions in resources from the subsidiary Transpetro.

Pag: 86

25 . SUBSEQUENT EVENTS

a) Capital increase

The Extraordinary General Meeting held in conjunction with the Annual General Meeting on April 02, 2007 approved the increase to the Company’s capital from R$ 48.263.983 thousand to R$ 52.644.460 thousand, by capitalizing part of the profit reserves made in prior years to the amount of R$ 4.380.477 thousand, consisting of R$ 1.008.119 thousand from the statutory reserve and R$ 3.372.358 thousand from the retention of earnings. This capital increase does not entail the issuance of new shares, pursuant to article 169, paragraph 1 of Law 6.404/76.

b) Leasing of the Piratininga Thermoelectric Power Station

On April 27, 2007 Petrobras executed with Empresa Metropolitana de Águas e Energia S.A (EMAE), which is owned by the São Paulo state government, the contract to lease the assets of the Piratininga thermoelectric power station localized in the city of São Paulo. The contract stipulates the power station shall be rented for 17 years for the cost of R$ 45 million/year.

Petrobras was already partially operating the power station by way of a consortium put together in 2001. The consortium was closed in 2006 when the companies resumed the negotiations. The contract executed also provides a purchase option on the power station’s assets. On this occasion a five-year Operating and Maintenance contract for the power station was also executed worth an annual R$ 15 million.

c) Pesa Issues Notes Issue of Negotiable Scale Obligations

On May 07, 2007 Petrobras Energia S.A. (Pesa), a company indirectly controlled by Petrobras, issued notes amounting to US$ 300 million with a term of 10 years and 5,875% interest p.a. Interest will be paid semiannually and the principal will be paid in a single installment at maturity.

The notes are guaranteed by Petrobras through a Standby Purchase Agreement. Under the agreement, in the event of failure to pay the principal, interest or any other commitments undertaken by Pesa, Petrobras will be required to buy the rights to receive such payments from the noteholders.

The issuance was made both in the Argentinean market and in the International market.

Pag: 87

d) Ipiranga Negotiations

On April 18, 2007, Ultrapar (on behalf of itself), having Braskem S.A. (through a commission agreement) and Petróleo Brasileiro SA – Petrobras (through a commission agreement) as intervening parties, acquired 61,6% of the commons shares and 13,8% of the preferred shares in Refinaria de Petróleo Ipiranga SA (“RPI”), 65,5% of the common shares and 12,6% of the preferred shares in Distribuidora de Produtos de Petróleo Ipiranga SA (“DPPI”), and 3,6% of the common shares and 0,4% of the preferred shares in Companhia Brasileira de Petróleo Ipiranga (“CBPI”) held by the controlling shareholders of the Ipiranga Group, for the amount of R$ 5.486 million.

Under the agreement signed by Ultrapar, Braskem and Petrobras, Ultrapar is to be given control over the fuel and lubricant distribution businesses in the South and South-East regions (“Southern Distribution Assets”), Petrobras is to be given control over the fuel and lubricant distribution businesses in the North, North-East and Central-West regions (“Northern Distribution Assets”), and Braskem is to be given control over the petrochemical assets of Ipiranga Química SA, Ipiranga Petroquímica SA (IPQ) and over this company’s interests in Companhia Petroquímica do Sul (Copesul). The oil refinery assets held by RPI are to be equally shared by Petrobras, Ultrapar and Braskem.

The agreement establishes that Ultrapar is to be responsible for the corporate reorganization of the companies acquired in order to segregate the Assets set aside for each company. This reorganization consists of the following stages:

a) A Mandatory Tender Offer (Tag-Along) will be issued for the common shares in RPI, DPPI and CBPI (notice published on May 2, 2007);

b) Ultrapar will take over the shares of RPI, DPPI and CBPI;

c) The assets will be segregated as follows: (i) the capital of RPI and CBPI will be reduced to transfer the Petrochemical Assets directly to Ultrapar, which will be later delivered to Braskem and Petrobras under the terms of the commission agreement, and (ii) CBPI will be split to transfer the Northern Distribution Assets to a company controlled by Petrobras.

The transaction was completed on April 18, 2007 as established in the purchase and sale agreement signed on March 18, 2007, after full financial settlement of R$ 2.071 million relative to portion to be paid to the controlling shareholders of the Ipiranga Group, R$ 743 million of which was paid by Petrobras.

Pag: 88

The transaction was submitted to Brazilian antitrust authorities (the Council for Economic Defense (CADE), the Office of Economic Law (SDE), the Economic Monitoring Agency (SEAE), as required by applicable laws and regulations.

The CADE council unanimously accepted the Company’s arguments and changed a few of the items of injunction 087000.001707/2007 -80 regarding acts of concentration, acknowledging that Petrobras still has a minority interest in Central Petroquímica do Sul (Copesul), and revoked the prohibition impeding Petrobras from participating in discussions and decisions regarding the strategy and policy of Copesul . In lieu of this prohibition, the provisions of the Shareholders’ Agreement signed between Petrobras and Braskem will be applied.

With respect to the fuel distribution market, CADE clarified that the terms of the injunction do not impede Petrobras and Ultrapar – the companies that acquired the distribution businesses of the Ipiranga Group – to come to an agreement concerning the corporate governance policies to be established to prevent any risk to competitors. CADE allowed Petrobras e Ultrapar to hold meetings to discuss propositions to this end.

Pag: 89

05.01 – COMMENTS ON THE PERFORMANCE IN THE QUARTER

Net Income

Petrobras obtained a net income of R$ 4.336 million in the 1Q-2007, with an operational profit corresponding to 26% of the net operating revenue (24% in the 4Q-2006).

R$ million
			Jan to Mar
4T 2006		2007	2006	Δ %

41.709	Gross operating revenue	37.986	37.920	0
30.591	Net operating revenue	27.868	28.111	(1)
7.368	Operacional profit (1)	7.330	10.689	(31)
150	Financial result	(589)	(679)	(13)
(155)	Equit pick-up	52	343	(85)
5.237	Net income	4.336	6.914	(37)
1,19	Net income per share	0,99	1,58	(37)
230.372	Market value	215.666	197.995	9

(1) Before financial income and expenses and participation in subsidiaries and affiliated companies.

The main factors that contributed to the generation of net income in relation to the 1Q-2006, were as follows:

• A 1% decrease in net operating revenue:

   • A decrease of 2% in the Average Realization Price (ARP) of basic oil products on the local market in the 1Q-2007 (emphasized by fuel oil and aviational kerosene) and a reduction of 13% (ARP) in exports, reflecting the behaviour of Petroleum rates on the international market (Brent 16%) and of fuel oil (13%), contributing to the decrease in the net operating revenue in relation to the 1Q-2006.

   • An increase of 3% total sales volume, with an emphasis in the local market on fuel oil (7%), in LPG (4%) and in naphtha (2%), that were compensated partially by a reduction of 1% in diesel oil sales. International market sales increased by 12%, with petroleum contribution of 37% of that, influenced by an increase in production and by the necessity of import substitution, partially compensated by the reduction of gasoline exports (-38%) and of fuel oil (-7%).

Pag: 90

• An increase of 5% in the average unit costs of sale products. The main factors that most influenced the increase in the cost of products sold were:

   • An increase in the share of imported petroleum in the processed load (2007 23%; 2006 19%), that increased the price of oil products production.

   • Higher spending on platform chartering, with emphasis on units P-34, P-47, P-50, FPSO Capixaba, FPSO-Seillean and FPSO RJ.

   • Higher spending on depreciation and depletion, this being emphasized by the incorporation of new activities in the fields of Golfinho, Roncador and East Albacora.

• Increase in the following expeses:

   • General and administrative (R$ 303 million), in salaries, bonuses and personal benefits (R$ 92 million); further spending on third party services (R$ 102 million), with emphasis on IT and technical support consultants; expenses on staff training and improvement courses (R$ 42 million); IT equipment rental and other expenses (R$ 25 million);

   • Exploratory costs (R$ 110 million), affected by geological and geophysical expenses;

   • Research and development costs (R$ 134 million) mainly in order to answer to ANP regulations (R$ 116 million);

   • Other operating expenses (R$ 1.908 million), emphasized by the incentive to renegociate the pension plan (R$ 962 million), expenses of publicity and advertising (R$ 66 million), extraordinary income from the rendering of engineering services - unfinished activity - in 2006 (R$ 62 million), receipt of third party bonuses in 2006 (R$ 57 million) and expenses on the idleness of the Ibiritermo, Termobahia and Três Lagoas Thermoelectric facilities (R$ 60 million).

Pag: 91

• Positive effect of R$ 90 million on the financial result, due to:

   • Better performance from financial applications (R$ 381 million), resulting from the reduction of the applied balance of the country in relation to the Dollar, plus the lower appreciation of the Real in this quarter, also from higher revenue resulting from subsidiary operations (R$ 170 million).

Part of this effect is compensated by:

   • An increase of R$ 479 million in the expenses on monetary and and exchange variations, considering the increase in net assets exposed to exchange rates, combined with the effect of the lower appreciation of the Real in 2007.

• A decrease of R$ 291 million from the result of subsidiary participations, mainly due to the lower result of equivalent net worth (R$ 458 million) that was compensated for by lower exchange losses over the conversion of net income from foreign subsidiaries, due to the lower appreciation of the Real in relation to Dollar currency in 1Q 2007, comparative to the 1Q 2006 (R$ 167 million).

Economic Indicators

Business conducted by Petrobras totalled, in 1Q-2007, R$ 8,6 billions of income before financial income and expenses, the results from participations, taxes, depreciations and amortizations (EBITDA), with a reduction of 26% in relation to 1Q-2006.

		Jan to Mar
4T 2006		2007	2006

40	Gross margin (%)	45	50
24	Operational margin (%)	26	38
17	Net margin (%)	16	25
8.729	EBITDA – R$ million	8.590	11.632

The gross margin was reduced by 5 percentual points when compared with 1Q-2006, reflecting a reduction in the Average Realization Price - ARP of basic oil products on the local market and exports, as well as an increase in average unitary costs, partially compensated by the increase in total volume of sales.

Pag: 92

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1 - Code	2 – Description	3 - 03/31/2007	4 - 12/31/2006
1	Total Assets	207.571.277	210.538.129
1.01	Current Assets	59.664.880	67.219.423
1.01.01	Cash and Cash Equivalents	20.462.695	27.829.105
1.01.01.01	Cash and Banks	2.413.976	3.686.866
1.01.01.02	Short Term Investments	18.048.719	24.142.239
1.01.02	Credits	14.372.879	14.412.159
1.01.02.01	Customers	14.372.879	14.412.159
1.01.02.01.01	Customers	11.747.867	11.735.593
1.01.02.01.02	Credits with Affiliated Companies	430.875	573.293
1.01.02.01.03	Other Accounts Receivable	2.394.215	2.375.051
1.01.02.01.04	Allowance for Doubtful Accounts	(1.251.668)	(1.251.413)
1.01.02.01.05	Marketable Securities	1.051.590	979.635
1.01.02.02	Miscellaneous Credits	0	0
1.01.03	Inventories	14.065.411	15.941.033
1.01.04	Other	9.763.895	9.037.126
1.01.04.01	Dividends Receivable	30.388	47.462
1.01.04.02	Recoverable Taxes	7.160.274	6.825.757
1.01.04.03	Prepaid Expenses	1.194.164	998.477
1.01.04.04	Other Current Assets	1.379.069	1.165.430
1.02	Non-current Assets	147.906.397	143.318.706
1.02.01	Long-Term Assets	17.254.858	16.360.511
1.02.01.01	Miscellaneous Credits	2.921.436	2.800.551
1.02.01.01.01	Petroleum and Alcohol Accounts	789.278	785.791
1.02.01.01.02	Marketable Securities	537.521	409.531
1.02.01.01.03	Investments in Privatization Process	3.228	3.228
1.02.01.01.04	Accounts Receivable	1.591.409	1.602.001
1.02.01.02	Credits with Affiliated Companies	238.101	174.429
1.02.01.02.01	With Affiliates	238.101	174.429
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	Other Companies	0	0
1.02.01.03	Others	14.095.321	13.385.531
1.02.01.03.01	Structured Projects Financings Arrengements	0	0
1.02.01.03.02	Deferred Tax and Social Contribution	3.579.285	3.496.368
1.02.01.03.03	Deferred ICMS	1.133.692	959.602
1.02.01.03.04	Deferred Pasep/Cofins	2.025.364	1.704.753
1.02.01.03.05	Other Deferred Taxes	213.211	237.809
1.02.01.03.06	Judicial Deposits	1.663.358	1.750.119
1.02.01.03.07	Advance - Pension Plan	1.277.361	1.242.268
1.02.01.03.08	Advance to Suppliers	650.538	706.746
1.02.01.03.09	Prepaid Expenses	1.949.723	1.838.778
1.02.01.03.10	Compulsory Loans – Eletrobras	191.542	203.728
1.02.01.03.11	Inventories	453.120	464.783
1.02.01.03.12	Other Non-current Assets	958.127	780.577
1.02.02	Permanent Assets	130.651.539	126.958.195
1.02.02.01	Investments	4.470.911	4.755.148
1.02.02.01.01	In Affiliates	2.774.123	3.335.235
1.02.02.01.02	Goodwill in Affiliates	0	0

Pag: 93

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1 - Code	2 – Description	3 - 03/31/2007	4 - 12/31/2006
1.02.02.01.03	In Subsidiaries	30.190	13.188
1.02.02.01.04	Goodwill in Subsidiaries	1.019.338	1.127.758
1.02.02.01.05	Other Investments	647.260	278.967
1.02.02.02	Property, Plant and Equipment	118.295.307	115.340.798
1.02.02.03	Intangible	5.628.299	4.413.939
1.02.02.04	Deferred Charges	2.257.022	2.448.310

Pag: 94

06.02 - CONSOLIDATED BALANCE SHEET – LIABILITIES (THOUSANDS OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 03/31/2007	4 - 12/31/2006
2	Liabilities and Stockholders' Equity	207.571.277	210.538.129
2.01	Current Liabilities	40.540.572	48.157.423
2.01.01	Loans and Financing	11.365.644	12.522.276
2.01.01.01	Financing	10.617.542	11.932.301
2.01.01.02	Interest on Financing	748.102	589.975
2.01.02	Debentures	0	0
2.01.03	Suppliers	9.545.733	11.510.166
2.01.04	Taxes and Contribution Payable	9.532.504	8.413.040
2.01.05	Dividends Payable	1.581.966	7.896.669
2.01.06	Accruals	1.811.474	1.920.481
2.01.06.01	Payroll and Related Charges	1.443.055	1.451.660
2.01.06.02	Contingency Accrual	54.000	54.000
2.01.06.03	Pension Plan	314.419	414.821
2.01.06.04	Other Accruals	0	0
2.01.07	Debts with Subsidiaries and Affiliated Companies	0	0
2.01.08	Other	6.703.251	5.894.791
2.01.08.01	Advances from Customers	2.518.297	1.991.177
2.01.08.02	Projects Financings	61.634	34.163
2.01.08.03	Others	4.123.320	3.869.451
2.02	Non-current Lliabilities	57.626.916	57.374.659
2.02.01	Non-current Lliabilities	57.233.898	56.961.281
2.02.01.01	Loans and Financing	30.792.633	31.542.849
2.02.01.02	Debentures	0	0
2.02.01.03	Accruals	21.885.406	21.097.111
2.02.01.03.01	Health Care Benefits	8.757.830	8.419.171
2.02.01.03.02	Contingency Accrual	475.368	513.880
2.02.01.03.03	Pension plan	3.357.852	3.047.789
2.02.01.03.04	Deferred Tax and Social Contribution	9.294.356	9.116.271
2.02.01.04	Subsidiaries and Affiliated Companies	107.889	46.555
2.02.01.05	Advance for Capital Increase	0	0
2.02.01.06	Other	4.447.970	4.274.766
2.02.01.06.01	Accrual for Dismantling of Areas	3.170.912	3.148.398
2.02.01.06.02	Aaccrual for Programmed Maintenance	0	0
2.02.01.06.03	Other Payables	1.277.058	1.126.368
2.02.02	Deferred Income	393.018	413.378
2.03	Minority Interest	7.656.332	7.475.399
2.04	Shareholders’ Equity	101.747.457	97.530.648
2.04.01	Capital	48.263.983	48.263.983
2.04.01.01	Subscribed and paid-upCapital	48.263.983	48.263.983
2.04.01.02	Monetary Restatement	0	0
2.04.02	Capital Reserves	372.064	372.064
2.04.02.01	AFRMM and Others	372.064	372.064
2.04.03	Revaluation Reserve	64.614	66.422
2.04.03.01	Private Assets	0	0
2.04.03.02	Subsidiaries and Affiliated Companies	64.614	66.422
2.04.04	Revenue Reserves	48.916.077	48.828.179
2.04.04.01	Legal	6.511.073	6.511.073
2.04.04.02	Statutory Reserves	1.249.441	1.249.441
2.04.04.03	Contingencies Reserves	0	0
2.04.04.04	Unrealized Earnings	0	0
2.04.04.05	Retention of Earnings	41.155.563	41.067.665
2.04.04.06	Undistributed Dividends	0	0
2.04.04.07	Other	0	0
2.04.05	Retained Earnings (Accumulated losses)	4.130.719	0
2.04.06	Advance for Capital Increase	0	0

Pag: 95

07.01 – CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (THOUSANDS OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 01/01/2007 to 03/31/2007	4 - 01/01/2007 to 03/31/2007	5 - 01/01/2006 to 03/31/2006	6 - 01/01/2006 to 03/31/2006
3.01	Gross Sales and Services Revenue	50.127.197	50.127.197	46.767.997	46.767.997
3.02	Deductions from Gross Revenue	(11.232.750)	(11.232.750)	(10.882.072)	(10.882.072)
3.03	Sales and Services Revenue	38.894.447	38.894.447	35.885.925	35.885.925
3.04	Cost of Products and Services Sold	(23.628.834)	(23.628.834)	(19.643.548)	(19.643.548)
3.05	Gross profit	15.265.613	15.265.613	16.242.377	16.242.377
3.06	Operating Expenses	(7.717.656)	(7.717.656)	(5.102.925)	(5.102.925)
3.06.01	Selling	(1.414.921)	(1.414.921)	(1.341.997)	(1.341.997)
3.06.02	General and Administrative	(1.641.468)	(1.641.468)	(1.185.892)	(1.185.892)
3.06.02.01	Director’s fees	(8.247)	(8.247)	(7.207)	(7.207)
3.06.02.02	Administrative	(1.633.221)	(1.633.221)	(1.178.685)	(1.178.685)
3.06.03	Financial	(213.955)	(213.955)	(713.705)	(713.705)
3.06.03.01	Income	669.238	669.238	370.580	370.580
3.06.03.02	Expenses	(883.193)	(883.193)	(1.084.285)	(1.084.285)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(4.363.182)	(4.363.182)	(1.435.028)	(1.435.028)
3.06.05.01	Taxes	(298.764)	(298.764)	(239.571)	(239.571)
3.06.05.02	Cost of Research and Technological Development	(376.401)	(376.401)	(241.916)	(241.916)
3.06.05.03	Impairment	0	0	0	0
3.06.05.04	Exploratory Costs for The Extraction of Crude Oil and Gas	(655.278)	(655.278)	(309.736)	(309.736)
3.06.05.05	Benefits Expenses	(452.645)	(452.645)	(484.491)	(484.491)
3.06.05.06	Net Monetary and Exchanges Adjustments	(736.143)	(736.143)	269.835	269.835
3.06.05.07	Other Operating Expenses, Net	(1.843.951)	(1.843.951)	(429.149)	(429.149)
3.06.06	Participation in Subsidiaries and Affiliated Companies	(84.130)	(84.130)	(426.303)	(426.303)

Pag: 96

07.01 – CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	3 - 01/01/2007 to 03/31/2007	4 - 01/01/2007 to 03/31/2007	5 - 01/01/2006 to 03/31/2006	6 - 01/01/2006 to 03/31/2006
3.07	Operating Income	7.547.957	7.547.957	11.139.452	11.139.452
3.08	Non-operating Expenses	26.819	26.819	(92.501)	(92.501)
3.08.01	Income	16.200	16.200	(2.850)	(2.850)
3.08.02	Expenses	10.619	10.619	(89.651)	(89.651)
3.09	Income beforeTaxes/Employee’s and adm. participation	7.574.776	7.574.776	11.046.951	11.046.951
3.10	Income Tax and Social Contribution	(2.862.049)	(2.862.049)	(3.093.258)	(3.093.258)
3.11	Deffered Income Tax	(105.886)	(105.886)	(774.629)	(774.629)
3.12	Profit Sharing/ Statutory Contribution	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on/ Shareholders Equity	0	0	0	0
3.14	Minority Interest	(476.122)	(476.122)	(504.073)	(504.073)
3.15	Net Income for the year	4.130.719	4.130.719	6.674.991	6.674.991
	Number of Shares. Ex-Treasury (THOUSANDS)	4.387.038	4.387.038	4.386.152	4.386.152
	Net income per Share (Reais)	0,94157	0,94157	1,52183	1,52183
	Loss per Share (Reais)

Pag: 97

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Petrobras posted a consolidated net income of R$ 4.131 million in the first quarter of 2007. Consolidated net operating revenues totaled R$ 38.894 million, 8% higher than in the 1Q-2006 (R$ 35.886 million). At the close of the quarter, the Company’s market capitalization stood at R$ 215.666 million.

* Operating profit, before Financial Result

On a consolidated basis, Petrobras invested a total of R$ 8.300 million during the first quarter, up 40% from the same period a year ago. In line with the 2007-2011 Business Plan, most of the spending was used to expand future oil and natural gas production in Brazil (R$ 3.986 million) and abroad (R$1.737 million). Operating cash flow as measured by EBITDA amounted to R$ 10.993 million, ensuring sufficient resources to cover the Company’s investments.

  Domestic oil and NGL production averaged 1.800 thousand barrels/day, of which 83% was produced from the Campos Basin (1.487 thousand barrels/day), representing an increase of 3% from 1Q-2006 due to the operational start-up of the platforms P-50 (East Albacora), in April/2006, FPSO-Capixaba (Golfinho) in May/2006, P-34 (Jubarte) in December/2006 and FPSO- Cidade do Rio de Janeiro (Espadarte) in January/2007.These new platforms more than offset the natural decline in output from certain mature fields, particularly the Marlim field.

  Despite the improved operating performance, consolidated net income of R$ 4.131 million was 38% lower than in the 1Q-2006, primarily as a result of a non- recurring operating expense of R$ 1.040 million caused by amending benefits due under Petros, the company’s pension plan. Other contributing factors included the fall in average prices of crude oil and petroleum products in Brazil and abroad, in line with the decline in international oil prices, and by the increase in average selling costs, keeping in mind that during 1Q 2006 costs were positively affected by sales from inventory acquired at lower costs during the last quarter of 2005.

  The favorable trade balance for Petrobras, based on the positive difference between exports and imports, was highlighted by the increase in oil exports.
  The consolidated net debt of Petrobras ended 1Q-2007 at R$ 23.955 million, 28% higher than the R$18.776 million reported on December 31, 2006, reflecting the reduction in cash and cash equivalents caused by the payment of interest on own capital.

  Value added by the Petrobras System totaled R$28.338 million, 9% from the year earlier period, R$ 16.638 million of which went to government take and federal, state, and municipal taxes, R$ 3.524 million to suppliers and financial institutions for financial charges, rent and charters, R$ 4.607 million to shareholders and R$ 3.569million to salaries, benefits and charges.

This document is divided into 5 topics:

PETROBRAS SYSTEM	Page	PETROBRAS	Page
Financial Performance	04	Financial Statements	36
Operating Performance	09
Financial Statements	22
Appendices	31

Pag: 98

PETROBRAS SYSTEM

Statement by the CEO, José Sergio Gabrielli de Azevedo

Dear shareholders,

The first quarter of 2007 was one period of consolidation and challenges, during which we faced, and continue to face, headwinds and adversity. Despite these problems, the Company has demonstrated its ability to adapt and to overcome challenges, as witnessed by our excellent quarterly operating result.

The first quarter is normally marked by a strong seasonal downturn in fuel consumption due to the lower number of calendar and business days in our main market, Brazil.

Additionally our technical team has been confronted with challenges in its upstream operations, as well as in the commercial and corporate areas. In our upstream activities, we are doing everything possible to minimize delays in the delivery of new production units, which unfortunately have slowed output growth in the short term. We are also facing difficulties related to the geology of the Golfinho reserve in Espírito Santo and high acidity levels in the output from the Albacora Leste field.

In the commercial area, we are concentrating our efforts on overcoming the problems in Bolivia and maintaining a secure supply of natural gas from that country.

Our corporate results during the quarter were affected by the appreciation of the Real and its impact on the net financial results. In addition we recognized some one time costs that should prove beneficial to the Company over the long term, such as the premium paid to investors as an incentive to exchange short term high coupon bonds for longer bonds with a lower coupon, and the increase in operating expenses generated by the financial incentive paid to Petros Plan participants (in exchange for amending the Plan).

Thus we began the year 2007 with great challenges, but also with a list of accomplishments, as we solidified our position in the markets where we operated, and completed strategic operations transactions designed to sustain the level of growth and accomplishments of recent years.

In this context, I draw particular attention to our joint acquisition of Grupo Ipiranga’s shares, which, in line with our strategic plan, will increase the value of our petrochemical holdings by contributing to the consolidation of the Southern Petrochemical Complex. It will also consolidate our position in the distribution sector, strengthening our hold in the North/Northeast and Midwest, as well as give us a share in the refining operations of Refinaria de Petróleo Ipiranga.

In exploration and production, despite the production difficulties mentioned above, the year began on a high note with the discovery of saturated light oil reserves with excellent productivity, located under a thick salt layer along the Espírito Santo coastline. This discovery has extended the productive horizon of the Caxaréu Basin, whose commercial potential was reported to the ANP in December 2006.

FPSO Cidade do Rio de Janeiro was installed and began producing during the quarter. Located offshore in the Espadarte Field in the Campos Basin, the platform has a daily production capacity of up to 100 thousand barrels of oil and 2.5 million cubic meters of natural gas. This new platform will help us to fulfill our key strategy of continuing to expand our production.

On the international front, we initiated production from two wells in the Cottonwood field, in the Gulf of Mexico. As a result, Cottonwood has become our biggest productive field in the United States, with daily output of 25 thousand BOE.

Pag: 99

In the corporate area, we achieved our goal of 2/3’s adherence to the amended regulations of the PETROS Pension Plan. The implementation of these amendments will increase the transparency of the Company’s obligations to PETROS and their approval will also lead to the conclusion of agreements with union representatives aimed at settling and terminating all pending legal disputes related to the Petrobras System’s supplementary pension plan.

In the first quarter, we posted a consolidated net income of R$ 4.131 million. Net operating income amounted to R$ 38.894 million, 8% up year-on-year and the Company’s market capitalization stood at R$ 215.666 million at the end of the period.

In conclusion, I would like to re-emphasize our willingness, desire, and technical capacities, to overcome the challenges of today. We will do so in a sustainable manner, focusing on profitability and social and environmental responsibility. As a company, we will continue striving to make these concepts an integral part of our daily activities. We are fully confident in our ability to succeed during a period that is undoubtedly challenging, but which is also marked by unquestionable progress and new opportunities.

Pag: 100

PETROBRAS SYSTEM	Financial Performance

Net Income and Consolidated Economic Indicators

Petrobras posted a consolidated net income of R$ 4.131 million, 38% lower than the 1Q-2006.

R$ million
		First Quarter

4Q - 2006		2007	2006	Δ %

53.156	Gross Operating Revenues	50.127	46.768	7
41.041	Net Operating Revenues	38.894	35.886	8
7.460	Operating Profit (1)	8.582	12.010	(29)
(72)	Financial Result	(950)	(444)	114
5.200	Net Income	4.131	6.675	(38)
1,19	Net Income per Share	0,94	1,52	(38)
230.372	Market Value (Parent Company)	215.666	197.995	9
35	Gross Margin (%)	39	45	(6)
18	Operating Margin (%)	22	33	(11)
13	Net Margin (%)	11	19	(8)
10.225	EBITDA – R$ million(2)	10.993	14.113	(22)

	Financial and Economic Indicators
59,68	Brent (US$/bbl)	57,75	61,75	(6)
2,1517	US Dollar Average Price - Sale (R$)	2,1082	2,1944	(4)
2,1380	US Dollar Last Price - Sale (R$)	2,0504	2,1724	(6)
(1) Operating profit before the financial result, the balance equity, and taxes.
(2) Operating profit before the financial result, equity result + depreciation/amortization.

R$ million
		First Quarter

4Q - 2006		2007	2006	Δ %

7.408	Operating Income as per Brazilian Corporate Law	7.548	11.140	(32)
72	(-) Financial Result	950	444	114
(20)	(-) Equity Income Result	84	426	(80)

7.460	Operating Profit	8.582	12.010	(29)
2.765	Depreciation / Amortization	2.411	2.103	15

10.225	EBITDA	10.993	14.113	(22)

25	EBITDA Margin (%)	28	39	(28)

Pag: 101

The reduction in net income for 1Q-2007 as compared to 1Q-2006 was primarily due to the decline in average prices for crude oil and petroleum products in Brazil and abroad, influenced by the fall in international oil prices. Below is a breakdown of the factors leading to the reduction in net income:

• A R$ 977 million reduction in gross profit:

	Changes
	2007 X 2006
Main Items	Net Revenues	Cost of Goods Sold	Gross Profit
. Domestic Market: - Effect of Volumes Sold	53	(78)	(25)
- Effect of Prices	(182)	-	(182)
. Intl. Market: - Effect of Export Volumes	697	(310)	387
- Effect of Export Price	(839)	-	(839)
. Decrease in expenses: (*)	-	(243)	(243)
. Increase in Profitability of Distribution Segment	560	(503)	57
. Increase (Decrease) in operations of commercialization abroad	584	(608)	(24)
. Increase (Decrease) in international sales	2.049	(2.264)	(215)
. FX effect on controlled companies abroad	(223)	162	(61)
. Other	309	(141)	168

	3.008	(3.985)	(977)

(*) Expenses Composition:	Value
- Domestic Government Take	484
- Materials, Services and Depreciation	(338)
- Import of gas, crude oil and oil products	(237)
- Salaries, Perquisites and Benefits	(148)
- Transportation: Maritime and Pipelines	(39)
- Third-Party Services	35

(243)

**   CIF Values.
*** Expenditures with cables, terminals and pipelines.

Pag: 102

• An increase in the following expenses:

• General and administrative expenses (R$ 455 million) expenses from salaries, bonuses and benefits in Brazil (R$ 109 million) and abroad (R$ 29 million) and greater expenditure on third-party services (R$ 115 million), especially IT and consulting support services; personnel training and development programs (R$ 42 million); new companies abroad (R$ 16 million); and leasing, rent and travel (R$ 25 million);

• Exploratory costs (R$ 345 million), particularly those incurred abroad (R$ 235 million);

• Costs with technological research and development (R$ 134 million), primarily to comply with ANP regulations (R$ 116 million);

• Other operating expenses (R$ 1.416 million), largely as a result of amendments to the Petros Plan regulations (R$ 1.040 million), advertising and marketing (R$ 85 million) and the Ibiritermo, Termobahia and Três Lagoas thermoelectric plants being idled(R$ 86 million).

• A negative impact of R$ 506 million on the net financial result, due to:

• Losses from monetary and exchange variations (R$ 1.006 million), given the higher credit balances denominated in U.S. dollars, partially offset by the lower appreciation of the Real in 2007 (R$ 570 million), and the non-recurring adjustment of the exchange variation in the 1Q-2006, totaling R$ 321 million;

• The premium paid to investors in the bond exchange, which occurred in February/2007 (R$ 112 million).

These negative impacts were partially offset by the following:

• Higher returns from domestic financial investments (R$ 269 million), resulting from the reduction in the dollar-denominated portion and the lower appreciation of the Real (4.10% in the 1Q-2007, versus 7.19% in the 1Q-2006);

• The reduction in financial expenses (R$ 149 million), due to lower debt and reduced margins;

The above effects were offset by the following factors:

• An increase in equity income (R$ 342 million), primarily due to reduced foreign exchange losses on the conversion of foreign subsidiaries’ shareholders equity, in turn due to the lower appreciation of the Real against the dollar in 1Q-2007 in comparison to 1Q-2006.

• An improved non-operating result (R$ 120 million) due to the sale of investments abroad and gains from changes in shareholding positions (R$ 35 million), plus the losses in 2006 from the write-off of receivables related to the loss of the P-36 platform (R$ 60 million);

Pag: 103

Net income for 1Q-2007 (R$ 4.131 million) was 21% below the R$ 5.200 million reported in 4Q-2006.  The gross margin increased from the prior quarter, primarily due to the reduction in the government take, and import costs.  The increased gross margin, however, was more than offset by the non-recurring expense from the financial incentive paid to the pension plan participants, the impact of the exchange variation on the financial result, and the increase in the marginal tax rate relative to the fiscal benefit from interest on own capital declared in the 4Q-2006.  Below is a breakdown of the differences between 1Q-2007 and 4Q-2006:

• R$ 920 million increase in gross profit:

Changes 1Q-2007 X 4Q-2006 MAIN INFLUENCES
	R$ million

Main Items	Net Revenues	Cost of Goods Sold	Gross Profit

. Domestic Market: - Effect of Volumes Sold	(1.901)	1.196	(705)
- Effect of Prices	(156)	-	(156)
. Intl. Market: - Effect of Export Volumes	(750)	382	(368)
- Effect of Export Price	117	-	117
. Increase / Decrease in expenses: (*)	-	1.607	1.607
. Increase / Decrease in Profitability of Distribution Segment	169	(145)	24
. Increase / Decrease in operations of commercialization abroad	(431)	452	21
. Increase / Decrease in international sales	(81)	135	54
. FX effect on controlled companies abroad	90	(68)	22
. Other	796	(492)	304

	(2.147)	3.067	920

(*) Expenses Composition:	Value
- Import of gas, crude oil and oil products**	1.316
- Domestic Government Take	660
- Materials, Services and Depreciation	(149)
- Salaries, Perquisites and Benefits	(99)
- Third-Party Services	(86)
- Transportation: Maritime and Pipelines ***	(35)

1.607

** CIF Value.
*** Expenditures with cables, terminals, and pipelines.

Pag: 104

• A reduction in operating expenses (R$ 201 million) versus 4Q 2006 due to:

• Lower exploratory costs (R$ 163 million) when compared to the write-off from dry holes in the 4Q-2006 (R$ 125 million);

• Reduced selling expenses (R$ 135 million), most notably in the distribution and international segments;

• A decline in R&D expenses (R$ 97 million), especially from the adjustment to provisions for research and development expenses in compliance with ANP regulations (R$ 112 million) undertaken by CENPES (Petrobras Research Center);

• These decreases were offset by the increase in other operating expenses (R$ 416 million), largely as a result of the financial incentive paid to Petros Plan affiliates in exchange for accepting the amendments to the regulations (R$ 1.040 million), offset by reduced expenses on institutional relations and cultural projects (R$ 219 million).

• An increase of R$ 878 million versus 4Q 2006 for the net financial result, due to:

• Losses from monetary and exchange variations (R$ 581 million), given the higher appreciation of the Real (4.10% in the 1Q-2007, versus 1.66% in the 4Q-2006) and the monetary restatement of 2006 dividend payable;

• The premium paid to investors in the bond exchange that occurred in February/07 (R$ 112 million);

• Lower returns from financial investments (R$ 47 million), in Reais, due to the reduction in exchange gains and yields from Brazilian government bonds.

• Increase in income tax and social contribution (R$ 1.402 million), in contrast to the fiscal benefit from the interest on own capital payment declared in the 4Q-2006 (R$ 671 million).

Pag: 105

PETROBRAS SYSTEM	Operational Performance

Physical Indicators

		First Quarter

4Q - 2006		2007	2006	Δ %

Exploration & Production - Thousand bpd/day
	Domestic Production
1.823	Oil and LNG	1.800	1.751	3
277	Natural Gas (1)	274	270	1
2.100	Total	2.074	2.021	3
	Consolidated - International Production
115	Oil and LNG	111	158	(30)
97	Natural Gas (1)	103	99	4
212	Total	214	257	(17)
22	Non Consolidated - Internacional Production (2)	17	-

234	Total International Production	231	257	(10)

2.334	Total production	2.305	2.278	1

(1)Does not include liquified gas and includes re-injected gas
(2)Non consolidated companies in Venezuela.

Refining, Transport and Supply - Thousand bpd
408	Crude oil imports	340	344	(1)
132	Oil products imports	97	115	(16)

540	Import of crude oil and oil products	437	459	(5)

454	Crude oil exports	377	262	44
215	Oil products exports	247	270	(9)

669	Export of crude oil and oil products (3)	624	532	17

129	Net exports (imports) crude oil and oil products	187	73	156

162	Import of gas and others	146	148	(1)
4	Others Exports	(3) 1	2	(58)
1.900	Output of oil products	2.041	1.916	7
1.696	• Brazil	1.781	1.812	(2)
204	• International	260	104	150
2.227	Primary Processed Installed Capacity	2.227	2.115	5
1.986	• Brazil(4)	1.986	1.986	-
241	• International	241	129	87
	Use of Installed Capacity (%)
85	• Brazil	90	91	(1)
84	• International	85	80	5
78	Domestic crude as % of total feedstock processed	77	81	(4)
(3) Volumes of oil and oil products exports include ongoing exports
(4) As per ownership recognized by the ANP

Sales Volume - Thousand bpd
1.711	Total Oil Products	1.652	1.623	2
42	Alcohol, Nitrogens and others	47	42	12
252	Natural Gas	226	232	(3)

2.005	Total domestic market	1.925	1.897	1
672	Exports	625	534	17
603	International Sales	670	438	53

1.275	Total international market	1.295	972	33

3.280	Total	3.220	2.869	12

Pag: 106

Prices and Costs Indicators

		First Quarter

4Q - 2006		2007	2006	Δ %

Average Oil Products Realization Prices
152,10	Domestic Market (R$/bbl)	150,97	153,79	(2)

Average sales price - US$ per bbl
	Brazil
48,70	Crude Oil (US$/bbl)(5)	47,79	53,69	(11)
15,85	Natural Gas (US$/bbl) (6)	32,71	15,53	111
	International
43,22	Crude Oil (US$/bbl)	42,41	38,47	10
14,30	Natural Gas (US$/bbl)	14,48	11,50	26

(5) Average of the exports and the internal transfer prices from E&P to Supply

(6) Internal transfer prices from E&P to Gas & Energy. The increase in the 1Q07 due to new methodology that takes in consideration the international natural gas prices as one of the variables.

Costs - US$/barrel

	Lifting cost:
	• Brazil
7,24	• • without government participation	7,20	6,32	14
17,59	• • with government participation(8)	16,24	17,34	(6)
4,36	• International	3,89	2,96	31
	Refining cost
2,71	• Brazil (7)	2,54	1,90	34
2,08	• International	2,42	1,57	54
630	Corporate Overhead (US$ million) Holding Company (7)	549	427	29

(7) The company, in order to promote a better indexes adherence to its operating and management models, has reviewed their concepts, recalculating the values of previous periods, as already mentioned on 4Q06 Report.
(8) Lifting cost with government take had its historical series adjusted, retroactive to 2002, due to ANP's (National Petroleum Agency) new interpretation of the deductibility of the expenses with Project Finance in the Marlim field over the accounting of special participation.

Costs - R$/barrel

	Lifting cost
	• Brazil
15,46	• • without government participation	15,20	13,84	10
37,75	• • with government participation(8)	34,12	37,02	(8)
	Refining cost
5,84	• Brazil (7)	5,36	4,19	28

Pag: 117

Exploration and Production – thousand barrels/day

Domestic oil and NGL production increased by 3% versus 1Q-2006 due to the operational start-up of the platforms P-50 (Albacora Leste), in April 2006, FPSO-Capixaba (Golfinho), in May 2006, P-34 (Jubarte), in December 2006, and FPSO-Cidade do Rio de Janeiro (Espadarte), in January 2007.

Domestic oil and NGL production dipped by 1% in 1Q-2007 versus 4Q-2006, due to the scheduled maintenance stoppage in the P-37 platform (Marlim field) in January.

Consolidated international oil production dropped 30% when compared to 1Q-2006 due to loss participation in Venezuela’s operations as a result of the contractual shift from an operating agreement to a joint venture agreement, in which the Venezuelan government assumed a controlling interest through PDVSA. Consolidated gas production declined by 4% year-on-year, due to the resumption of normal production in the United States, which was adversely affected in 2006 by hurricanes Rita and Katrina.

Consolidated international oil production fell by 3% as compared to the 4Q-2006 due to the interruption of operations in Ecuador caused by popular unrest. Consolidated gas production increase 6% quarter-over-quarter as a result of increased demand for Bolivian gas in Argentina and the operational start-up of the Cottonwood field in the United States.

Refining, Transportation and Supply – thousand barrels/day

The volume of processed crude in domestic refineries during the quarter (primary processing) dipped 1% versus the same period one year earlier, due to scheduled maintenance stoppages in the Replan and Reman refineries and the cleaning of furnaces.

In comparison with 4Q-2006, which had a higher number of maintenance stoppages, domestic processed crude increased by 4%.

Processed crude in the overseas refineries (primary processing) jumped by 100% versus 1Q-2006, due to the inclusion of the Pasadena Refinery (USA) as of October/06 and the increase in Argentine refining capacity.

Pag: 108

In relation to the previous quarter, total processed throughput in the overseas refineries dropped by 1%, due to the scheduled maintenance stoppages in Bolivia and the United States, offset by the return to regular operations in the Argentina refinery, as a result of stoppage to increase the implementation of the installed capacity during 4Q-2006.

Costs

Lifting Cost (US$/barrel)

The unit lifting cost in Brazil, excluding government take, increased by 14% in relation to 1Q-2006. Excluding the impact of the 4% appreciation of the Real on lifting costs denominated in Reais, unit lifting costs climbed 11%. The upturn was due to increased expenditure on interventions in wells, preventive and corrective maintenance and the chartering costs of drilling and associated support ships; higher personnel expenses due to wage hikes and the increase in the workforce; and the higher unitary costs of new platforms FPSO-Capixaba (Golfinho), P-34 (Jubarte) and FPSO-Cidade do Rio de Janeiro (Espadarte), which are expected to trend down as they utilize their full capacity.

In comparison with 4Q-2006, the unit domestic lifting cost, excluding government take, decreased by 1% because of less use of repair materials for well intervention and equipment replacement, partially offset by decrease in production due to programmed stoppages in the period.

Including government take, lifting costs fell by 6% over the 1Q-2006 due to the decline in the reference price used to assess government take (tied to the international price), and the lower tax bracket used to calculate Special Participation, particularly in the Marlim and Marlim Sul fields, caused by reduced production related to natural declines, as well as January’s scheduled maintenance stoppage in the P-37 platform.

Pag: 109

Including government take, the domestic unit lifting cost dropped by 8% over 4Q-2006, once again due to the decline in the domestic oil reference price (in line with international prices), as well as reduced output from the Marlim field, as a result of the scheduled maintenance stoppage in the P-37 platform, which reduced the tax rate used to assess Special Participation.

The international unit lifting cost increased by 31% in comparison with 1Q-2006, due to increased expenditure in the United States following the return to normal operations which had been affected by hurricanes Rita e Katrina in 2006; the operational start-up of the Cottonwood field in February/07; and higher expenditure in Angola on restructuring, maintenance of the facilities and recovery of mature wells.

The international unit lifting cost decreased by 11% in 1Q-2007 versus the prior three months, due to reduced expenditure on well repairs in Argentina, as well as on restructuring, maintenance of the facilities and the recovery wells.

Refining Cost (US$/Barrel)

Domestic unit refining costs moved up 34% as compared to the prior year’s first quarter, due to increased operating expenses reflecting the investments to adapt the refineries for heavy oil processing as well as improve the fuel quality to meet more stringent environmental requirements. Additionally, cost increased as a result of the larger number of scheduled maintenance stoppages. Excluding the impact of the 4% appreciation of the Real on Real-denominated refining costs, these costs climbed by 29%.

In relation to 4Q-2006, the unit refining cost fell by 6%, due to reduced personnel expenses (salaries, bonuses and benefits) caused by the recognition of retroactive wage increase granted by the collective bargaining agreement in the prior quarter.

Average unit international refining costs climbed 54% over the first quarter of 2006, due to the inclusion of the Pasadena Refinery (USA). Excluding this impact, refining costs would have fallen by 8%, due to the 9% increase in production.

Average unit international refining costs increased by 16% quarter-over-quarter, due to the maintenance stoppage and the higher cost of materials in the United States.

Pag: 110

Corporate Overhead – Parent Company (US$ million)

In comparison with 1Q-2006, corporate overhead climbed by 29% in 1Q-2007, reflecting the growth and increased complexity of the Company’s operations. Excluding the impact of the 4% appreciation of the Real (given that all such costs are denominated in Reais), the corporate overhead increased 25% year-on-year due to higher expenses from specialized technical services, sponsorships, marketing and advertising, and increases in salaries, bonuses and benefits as a result of the collective bargaining agreements and larger workforce.

Corporate overhead fell by 13% over the previous quarter, primarily due to higher expenses from cultural sponsorships in 4Q-2006, including those benefiting from the Rouanet Law, and donations to the FIA (Childhood and Adolescence Fund).

Sales Volume – Thousand Barrels/day

Domestic sales volume in 1Q-2007 was up 1,5% versus 1Q-2006, led by fuel oil, LPG and aviation fuel, reflecting higher demand from the manufacturing industry and thermoelectric power plants, population growth, increased earnings among the less favored income groups, the expansion of tourism and GDP growth.

Gasoline volume recorded an increase, triggered by the reduction in the anhydrous alcohol ratio in type “C” gasoline and the increase in consumer income. Diesel sales declined, due to the start-up of thermoelectric plants powered by fuel oil, as well as exceptionally heavy rainfall which reduced transport levels, in turn reducing the level of operations in agricultural, mining and construction machinery.

Export volumes rose by 17%, as a result of increased production and the reduced share of domestic oil production in total processed throughput.

International sales volume climbed by 53% due to the inclusion of the Pasadena Refinery’s operations in October/06, the increase in US output and commercial operations abroad, partially offset by the deconsolidation of operations in Venezuela.

Decrease in the oil products sales when compared with 4Q06, mainly diesel, LPG and gasoline due to the seasonality effect and the distribution companies’ high level inventories.

Especially about diesel the usual decrease because of seasonality was exceptionally caused by reduced activity level in industry and agriculture operations given the remarkably heavy rainfall period and substitution from diesel to fuel oil in the Manaus thermo-plants operations.

The natural gas sales volumes decline because of lower sales for thermoelectric power stations and, in lower level, of gas for other utilities, due to the seasonality.

Pag: 111

Result by Business Area R$ million (1)
		First Quarter

4Q-2006		2007	2006	Δ%

4.640	EXPLORATION & PRODUCTION	5.096	6.774	(25)
1.462	SUPPLY	2.144	2.000	7
(307)	GAS AND ENERGY	(314)	(78)	303
130	DISTRIBUTION	189	163	16
(247)	INTERNATIONAL (2)	(259)	236	(210)
(798)	CORPORATE	(2.616)	(1.862)	40
320	ELIMINATIONS AND ADJUSTMENT	(109)	(568)	(80)

5.200	CONSOLIDATED NET INCOME	4.131	6.675	(38)

(1) Comments on the results by business area begin on page 16 and their respective financial statements on page 26.

(2) In the international business segment, given that all operations are executed abroad, comparisons between the periods is influenced by foreign exchange variations in dollars or in the currency of those countries in which the companies in question are headquartered. As a result, there may be substantial variations in Reais, primarily arising from and reflecting changes in the exchange rate.

Pag: 112

RESULTS BY BUSINESS AREA

Petrobras is a company that operates in an integrated manner, with the greater part of oil and gas production in the Exploration and Production area being sold or transferred to other Company areas.

The main criteria used to report results per business area are as follows:

a) Net operating revenues: revenues from sales to external clients, plus intra-Company sales and transfers, using internal transfer prices established between the various areas as a benchmark, with assessment methodologies based on market parameters;

b) Operating income: net operating revenues, plus the cost of goods and services sold, which are reported by business area, taking into account the internal transfer price and other operating costs for each area, plus the operating expenses effectively incurred by each area;

c) The entire financial result is allocated to the corporate group;

d) Assets: refers to the assets as identified by each area. Equity accounts of a financial nature are allocated to the corporate group.

E&P: Net income from Exploration and Production totaled R$ 5,096 million in 1Q-2007, down 25% from the first three months of 2006 (R$ 6,774 million), due to the following factors:

      • A R$ 1,904 million reduction in gross profit, due to the decline in average domestic oil prices, partially offset by the 3% upturn in oil and NGL output, lower production costs and higher average transfer prices for natural gas;

      • Expenses of R$ 220 million, comprised of financial incentives to pension plan participants in exchange for accepting amendments to the plan’s regulations.

The spread between the average domestic oil price and the average Brent price widened from US$ 8.07/bbl in 1Q-2006 to US$ 9.96/bbl in 1Q-2007.

In comparison with the previous quarter, net income increased 10% during 1Q-2007 due to lower production costs and higher average transfer prices for natural gas, partially offset by the reduction in oil and NGL output triggered by the scheduled maintenance stoppage in P-37 and the lower average sale/transfer prices for domestic oil.

The spread between the average domestic oil sale/transfer price and the average Brent price narrowed from US$ 10.98/bbl in 4Q-2006 to US$ 9.96/bbl in 1Q-2007.

SUPPLY: The Supply segment recorded a net income of R$ 2,144 million in 1Q-2007, up 7% from the R$ 2,000 million registered during the same period of 2006, reflecting the reduction in the average price of oil acquired, lower prices for oil product imports associated with the 4% appreciation of the Real, and the lower cost of heavy oils, partially offset by:

      • A 2% decline in the average domestic sale price of basic oil products;

      • A 9% reduction in oil product export volumes;

      • The sale of inventories in 1Q-2006 that had been acquired at a lower cost at the end of 2005.

The increase in other operating expenses was primarily due to expenses of R$ 129 million from the financial incentive to pension plan participants in exchange for their acceptance of the amendments to the regulations.

Pag: 113

In comparison with 4Q-2006, net income increased by 47% during the quarter due to the reduction in the oil acquisition/transfer cost, and the sale, in 4Q-2006, of inventories acquired at a higher cost, partially offset by the 3% decline in domestic oil product sales volume and the narrower spread between heavy and light oils.

GAS AND ENERGY: Gas and Energy recorded a loss of R$ 314 million (versus a loss of R$ 78 million in 1Q-2006), generated by the increase in the average domestic transfer cost for natural gas, partially offset by the improvement in the energy sales margin due to the lower energy acquisition cost, in turn caused by the rise in the reservoir levels of Brazil’s hydro plants.

The comparison with the previous quarter was less marked (net loss of R$ 314 million versus a loss of R$ 307 million in 4Q-2006). The difference was the result of:

• The increase in the average transfer cost of domestic natural gas;

• The 10% reduction in natural gas sales volume.

These effects were partially offset by the increase in energy sales volume and the wider sales margin, resulting from lower acquisition costs of electricity.

DISTRIBUTION: The Distribution segment posted a first-quarter net income of R$ 189 million, 16% more than the R$ 163 million declared in 1Q-2006, pushed by the 11% upturn in sales volume.

According to the new criterion, which revised market volume for ethanol, the market share of the fuel distribution business was 33.9% against 31.6% in 1Q06 (equivalent to 32.7% based on the previous criterion).

Net income increased by 45% over 4Q-2006 due to the wider sales margin. This effect was partially offset by a 4% drop in sales volume, reflecting the smaller number of days in comparison with the final three months of 2006, and the decline in the segment’s share of the fuel distribution market from 35.1%, in the 4Q-2006, to 33.9% .

The reduction in selling expenses also contributed to the 1Q-2007 improvement.

INTERNATIONAL: The International segment generated a net loss during the first-quarter 2007 of R$ 259 million, versus net income of R$ 236 million in 1Q-2006.

This reversal was primarily due to:

• A R$ 273 million decrease in gross profit caused by:
     i) The reduced income from Venezuelan operations;
     ii) the increase in government take in Bolivia;
     iii) the decline in international oil prices;
     iv) the impact of the 6% appreciation of the Real against the US dollar on the financial statement currency conversion process.

• A R$ 235 million increase in exploration and drilling expenses from the acquisition of seismic data in Turkey, Angola and United States.

The first-quarter loss of R$ 259 million was very close to the R$ 247 million loss reported in the 4Q-2006.

Pag: 114

CORPORATE: Corporate activities generated a loss of R$ 2,616 million in 1Q-2007, versus a loss of R$ 1,862 million in 1Q-2006, as a result of:

• Expenses of R$ 632 million as financial incentive to pension plan participants in exchange for their acceptance of the amended plan;

• The R$ 506 million increase in net financial expenses, as detailed on page 6;

• The R$ 190 million increase in G&A expenses resulting from higher third-party services and personnel expenses, the latter due to the expansion of the workforce in 2006 and the collective bargaining agreement.

These effects were partially offset by the reduction in foreign exchange losses from the conversion of equity investments abroad due to the lower appreciation of the Real in relation to 1Q-2006;

The variation between 1Q2007 and 4Q-2006 quarter was even larger (loss of R$ 2,616 million, versus a loss of R$ 798 million in 4Q-2006) mainly due to:

• The R$ 878 million increase in net financial expenses (see page 8);

• Expenses of R$ 632 million from the financial incentive to pension plan participants in exchange for their acceptance of the amended plan;

• The higher tax burden caused by the non-recurrence of the fiscal benefit from provisioning of interest on equity, which totaled R$ 671 million in 4Q-2006.

These effects were partially offset by reduced expenses from institutional relations and cultural projects (R$ 161 million).

Pag: 115

Consolidated Debt

	R$ million

	03.31.2007	12.31.2006	Δ %
Short-term Debt (1)	11.879	13.074	(9)
Long-term Debt (1)	32.539	33.531	(3)

Total	44.418	46.605	(5)
Net Debt (2)	23.955	18.776	28
Net Debt/(Net Debt + Shareholder's Equity) (1)	19%	16%	3
Total Net Liabilities (1) (3)	189.368	185.249	2
Capital Structure
(Third Parties Net / Total Liabilities Net)	46%	47%	(1)

(1) Includes debt from leasing contracts (R$ 2.259 million 3.31.2007 and R$ 2.540 million on 12.31.2006) .
(2) Total debts – cash and cash equivalents
(3) Total liabilities net of cash/financial investments.

The net debt of the Petrobras System totaled R$ 23.955 million on March 31, 2007, up 28% from December 31, 2006, due to the reduction in cash and cash equivalents caused by the payment of dividends and interest on equity in 1Q-2007.

The level of indebtedness, measured by the net debt/EBITDA ratio, increased from 0,37 on December 31, 2006 to 0,54 on March 31, 2007. The portion of the capital structure represented by third parties was 46%, down 1 percentage point from the close of 2006.

Total Gross Debt
03.31.2007
Leasing CP
1%
Short Term Financing
26%
Long Term Financing
69%
Leasing LP
4%
by index
up to 6%
32%
from 6 to 8%
32%
5%
10%
21%
Others
from 10 to 12%
From 8 to 10%
by currency
Dollar
77%
Yen
4%
Others
4%
Reais
15%
by category
"Notes"
28%
Debentures
10%
BNDES
13%
Others
6%
Financial Institutionbs
by index type
Fixed
41%
59%
Floating
by maturity
2008
12%
2009
19%
15%
2010
9%
2011
10%
2012
35%
After 2012
Gross Debt - R$ million
23.955
20.463
18.776
27.829
Cash/Cash Equivalents
Net Debt
03.31.2007
12.31.2006

Pag: 116

Consolidated Investments

In compliance with the goals outlined in its strategic plan, Petrobras continues to prioritize investments in the expansion of its oil and natural gas production capacity by investing its own funds or by structuring ventures with strategic partners. On March 31, 2007, total investments amounted to R$ 8.300 million, an increase of 40% from the same period of 2006.

R$ million
		First Quarter
	2007	%	2006	%	Δ %
• Own Investments	7.385	88	5.386	91	37

Exploration & Production	3.986	48	3.359	57	19
Supply	1.040	12	799	13	30
Gas and Energy	197	2	149	3	32
International	1.922	23	703	12	173
Distribution	107	1	138	2	(22)
Corporate	133	2	238	4	(44)

• Special Purpose Companies (SPCs)	861	11	494	8	74

• Ventures under Negotiation	54	1	33	1	64

• Structured Projects	-	-	1	-	-

Exploration & Production	-	-	1	-	(100)

Total Investments	8.300	100	5.914	100	40

R$ million
		First Quarter
	2007	%	2006	%	Δ %
International
Exploration & Production	1.737	90	578	82	201
Supply	88	5	57	8	54
Gas and Energy	49	2	15	2	227
Distribution	15	1	6	1	150
Other	33	2	47	7	(30)

Total Investments	1.922	100	703	100	173

R$ million
			First Quarter
	2007	%	2006	%	Δ %
Projects Developed by SPCs
Marlim Leste	285	33	219	44	30
PDET Off Shore	77	9	13	3	492
Barracuda and Caratinga	-	-	8	2	(100)
Malhas	199	23	129	26	54
Gasene	69	8	68	14	-
EVM	-	-	30	6	-
CDMPI	37	4	-	-	-
Mexilhão	90	11	-	-	-
Amazônia	104	12	27	5	285

Total Investments	861	100	494	100	74

In line with its strategic objectives, Petrobras acts in consortiums with other companies as a concessionaire of oil and natural gas exploration, development and production rights. Currently the Company is a member of 82 consortiums. These ventures will require total investments of around US 8,764 million by the end of the present year.

Pag: 117

PETROBRAS SYSTEM	Financial Statements

Income Statement – Consolidated

R$ million
		First Quarter

4Q-2006		2007	2006

53.156	Gross Operating Revenues	50.127	46.768
(12.115)	Sales Deductions	(11.233)	(10.882)

41.041	Net Operating Revenues	38.894	35.886
(26.696)	Cost of Goods Sold	(23.629)	(19.644)

14.345	Gross profit	15.265	16.242
	Operating Expenses
(1.550)	Sales	(1.415)	(1.342)
(1.728)	General and Administratives	(1.641)	(1.186)
(818)	Cost of Prospecting, Drilling & Lifting	(655)	(310)
(45)	Losses on recovery of assets	-	-
(473)	Research & Development	(376)	(242)
(356)	Taxes	(299)	(240)
(487)	Pension and Health Plan	(453)	(484)
(1.428)	Other	(1.844)	(428)

(6.885)		(6.683)	(4.232)

	Net Financial Expenses
688	Income	669	370
(604)	Expenses	(883)	(1.084)
(677)	Monetary & FX Correction - Assets	(1.870)	(228)
521	Monetary & FX Correction - Liabilities	1.134	498

(72)		(950)	(444)

(6.957)		(7.633)	(4.676)
20	Gains from Investments in Subsidiaries	(84)	(426)

7.408	Operating Profit	7.548	11.140
35	Non-operating Income (Expenses)	27	(93)
(1.901)	Income Tax & Social Contribution	(2.968)	(3.868)
(342)	Minority Interest	(476)	(504)

5.200	Net Income	4.131	6.675

Pag: 118

Balance Sheet – Consolidated

Assets	R$ million
	03.31.2007	12.31.2006

Current Assets	59.665	67.219

Cash and Cash Equivalents	20.463	27.829
Accounts Receivable	14.373	14.412
Inventories	15.065	15.941
Recoverable Taxes	7.160	6.826
Other	2.604	2.211

Non-current Assets	147.906	143.319

Long-term Assets	17.255	16.361

Petroleum & Alcohol Account	789	786
Advances to Suppliers	651	707
Marketable Securities	538	410
Deferred Taxes and Social Contribution	6.952	6.399
Advance for Pension Plan Migration	1.277	1.242
Prepaid Expenses	1.950	1.839
Accounts Receivable	1.830	1.776
Judicial Deposits - Legal Matters	1.663	1.750
Other	1.605	1.452

Investments	4.471	4.755
Fixed Assets	118.295	115.341
Intangible	5.628	4.414
Deferred	2.257	2.448

Total Assets	207.571	210.538

Liabilities	R$ million
	03.31.2007	12.31.2006

Current Liabilities	40.541	48.157

Short-term Debt	11.366	12.522
Suppliers	9.546	11.510
Taxes and Social Contribution Payable	9.533	8.413
Project Finance and Joint Ventures	62	34
Pension Fund Obligations	314	415
Dividends	1.582	7.897
Salaries, Benefits and Charges	1.443	1.452
Other	6.695	5.914
Non Current Liabilities	57.234	56.962

Long-term Debt	30.793	31.543
Pension Fund Obligations	3.358	3.048
Health Care Benefits	8.758	8.419
Deferred Taxes and Social Contribution	9.294	9.116
Other	5.031	4.836
Deferred Income	393	413
Minority interest	7.656	7.475
Shareholders’ Equity	101.747	97.531

Capital Stock	48.264	48.264
Reserves	49.352	49.267
Net Income	4.131	-

Total Liabilities	207.571	210.538

In line with international accounting practices, CVM Resolution No. 488 approved Proclamation NPC 27 of the Institute of Independent Auditors of Brazil (IBRACON), which establishes new standards for the presentation and publication of financial statements. According to this proclamation, assets must be classified as “Current” and “Non-current”, the latter further divided into long-term, investments, fixed assets, intangible assets and deferred assets. Liabilities must be classified as “Current” and “Non-current”.

Pag: 119

Statement of Cash Flow - Consolidated

R$ million
		First Quarter

4Q-2006		2007	2006

5.200	Net Income	4.131	6.675
8.044	(+) Adjustments	3.362	3.487

2.765	Depreciation & Amortization	2.411	2.103
532	Charges on Financing and Connected Companies	(676)	(1.078)
342	Minority interest	476	504
(20)	Result of Participation in Material Investments	84	426
486	Foreign Exchange on Fixed Assets	1.749	2.575
1.307	Deferred Income Tax and Social Contribution	106	775
651	Inventory Variation	876	(1.707)
534	Suppliers Variation	(1.895)	1.290
601	Pension and Health Plan Variation	548	604
846	Other	(317)	(2.005)
13.244	(=) Net Cash Generated by Operating Activities	7.493	10.162
(12.061)	(-) Cash used for Cap.Expend.	(7.951)	(6.020)

(5.558)	Investment in E&P	(4.364)	(3.884)
(1.687)	Investment in Refining & Transport	(1.102)	(728)
(1.351)	Investment in Gas and Energy	(704)	(283)
(232)	Project Finance	(104)	(138)
(2.990)	Investment in International Segment	(1.526)	(656)
24	Dividends	86	21
(267)	Other investments	(237)	(352)

1.183	(=) Free cash flow	(458)	4.142
2.127	(-) Cash used in Financing Activities	(6.908)	(4.576)
2.128	Financing	(1.035)	(499)
(1)	Dividends	(5.873)	(4.077)
3.310	(=) Net cash generated in the period	(7.366)	(434)

24.519	Cash at the Beginning of Period	27.829	23.417
27.829	Cash at the End of Period	20.463	22.983

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

Pag: 120

Statement of Value Added – Consolidated

	R$ million
	First Quarter
	2007	2006
Description
Sales of Products and Services and Non-Operating Revenues*	50.687	46.915
Raw Materials Used	(5.576)	(4.988)
Products for Resale	(7.949)	(5.395)
Materials, Energy, Services & Other	(7.124)	(3.167)

Added Value Generated	30.038	33.365

Depreciation & Amortization	(2.411)	(2.103)
Participation in Related Companies, Goodwill & Negative Goodwill	(84)	(426)
Financial Result	669	143
Rent and Royalties	126	149

Total Distributable Added Value	28.338	31.128

Distribution of Added Value
Personnel
Salaries, Benefits and Charges	3.569	2.538

	3.569	2.538

Government Entities
Taxes, Fees and Contributions	13.170	13.758
Government Take	3.468	3.998

	16.638	17.756

Financial Institutions and Suppliers
Interest, FX Rate and Monetary Changes	1.620	858
Rent and Freight Expenses	1.904	2.797

	3.524	3.655

Shareholders
Minority Interest	476	504
Retained Earnings	4.131	6.675

	4.607	7.179

Distributed Added Value	28.338	31.128

* Net of Provisions for Doubtful Debts.

Pag: 121

Consolidated Result by Business Area - 1Q-2007

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
INCOME STATEMENTS

Net Operating Revenues	16.967	29.690	2.145	10.223	4.671	-	(24.802)	38.894

Intersegments	15.376	8.024	552	182	668	-	(24.802)	-
Third Parties	1.591	21.666	1.593	10.041	4.003	-	-	38.894
Cost of Goods Sold	(7.922)	(25.241)	(1.885)	(9.253)	(3.926)	-	24.598	(23.629)

Gross Profit	9.045	4.449	260	970	745	-	(204)	15.265
Operating Expenses	(970)	(1.239)	(563)	(678)	(899)	(2.373)	39	(6.683)
Sales, General & Administrative	(173)	(892)	(259)	(593)	(384)	(794)	39	(3.056)
Taxes	(12)	(42)	(26)	(49)	(28)	(142)	-	(299)
Exploratory Costs	(216)	-	-	-	(439)	-	-	(655)
Research & Development	(187)	(71)	(40)	(3)	(1)	(74)	-	(376)
Health and Pension Plans	-	-	-	-	-	(453)	-	(453)
Other	(382)	(234)	(238)	(33)	(47)	(910)	-	(1.844)

Operating Profit (Loss)	8.075	3.210	(303)	292	(154)	(2.373)	(165)	8.582
Interest Income (Expenses)	-	-	-	-	-	(950)	-	(950)
Equity Income	-	42	6	(4)	9	(137)	-	(84)
Non-operating Income (Expenses)	(3)	7	3	-	23	(3)	-	27

Income (Loss) Before Taxes and Minority
Interests	8.072	3.259	(294)	288	(122)	(3.463)	(165)	7.575
Income Tax & Social Contribution	(2.744)	(1.094)	102	(99)	(66)	877	56	(2.968)
Minority Interests	(232)	(21)	(122)	-	(71)	(30)	-	(476)

Net Income (Loss)	5.096	2.144	(314)	189	(259)	(2.616)	(109)	4.131

Consolidated Result by Business Area - 1Q-2006

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
INCOME STATEMENTS

Net Operating Revenues	18.902	29.144	2.165	9.510	2.779	-	(26.614)	35.886

Intersegments	17.405	7.672	693	144	700	-	(26.614)	-
Third Parties	1.497	21.472	1.472	9.366	2.079	-	-	35.886
Cost of Goods Sold	(7.953)	(25.318)	(1.709)	(8.596)	(1.761)	-	25.693	(19.644)

Gross Profit	10.949	3.826	456	914	1.018	-	(921)	16.242
Operating Expenses	(426)	(813)	(406)	(669)	(521)	(1.472)	75	(4.232)
Sales, General & Administrative	(219)	(692)	(208)	(582)	(268)	(604)	45	(2.528)
Taxes	(17)	(34)	(15)	(42)	(29)	(103)	-	(240)
Exploratory Costs	(106)	-	-	-	(204)	-	-	(310)
Research & Development	(91)	(46)	(15)	(2)	(2)	(86)	-	(242)
Health and Pension Plan	-	-	-	-	-	(484)	-	(484)
Other	7	(41)	(168)	(43)	(18)	(195)	30	(428)

Operating Profit (Loss)	10.523	3.013	50	245	497	(1.472)	(846)	12.010
Interest Income (Expenses)	-	-	-	-	-	(444)	-	(444)
Equity Income	-	37	(22)	-	16	(457)	-	(426)
Non-operating Income (Expense)	(87)	(4)	(1)	2	(3)	-	-	(93)

Income (Loss) Before Taxes and Minority
Interests	10.436	3.046	27	247	510	(2.373)	(846)	11.047
Income Tax & Social Contribution	(3.549)	(1.023)	(17)	(84)	(163)	680	288	(3.868)
Minority Interests	(113)	(23)	(88)	-	(111)	(169)	-	(504)

Net Income (Loss)	6.774	2.000	(78)	163	236	(1.862)	(558)	6.675

Pag: 122

EBITDA(1) Consolidated Statement by Business Area - 1Q-2007

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Operating Profit (Loss)	8.075	3.210	(303)	292	(154)	(2.373)	(165)	8.582
Depreciation & Amortization	1.367	391	199	72	287	95	-	2.411

EBITDA (1)	9.442	3.601	(104)	364	133	(2.278)	(165)	10.993

(1) Operating income before the financial results and equity income + depreciation /amortization.

Statement of Other Operating Revenues (Expenses) - 1Q-2007

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Expenses with Renegotiation of Petros Fund Plan	(220)	(129)	(11)	(40)	(8)	(632)	-	(1.040)
Institutional relations and cultural projects	(21)	(15)	-	(7)	-	(247)	-	(290)
Operating expenses with thermoelectric	-	-	(205)	-	-	-	-	(205)
Unscheduled stoppages at installations and production equipment	(19)	(41)	-	-	-	-	-	(60)

Contractual losses from ship-or-pay transport services	-	-	-	-	(15)	-	-	(15)
Losses and Contingencies related to Legal Proceedings	(6)	(12)	-	1	(2)	9	-	(10)
Result from hedge operations	-	15	-	-	-	-	-	15
Other	(116)	(52)	(22)	13	(22)	(40)	-	(239)

	(382)	(234)	(238)	(33)	(47)	(910)	-	(1.844)

Statement of Other Operating Revenues (Expenses) - 1Q-2006

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Institutional relations and cultural projects	-	(9)	-	(14)	-	(182)	-	(205)
Operating expenses with thermoelectric	-	-	(196)	-	-	-	-	(196)
Unscheduled stoppages at installations and production equipment	(5)	(29)	-	-	-	-	-	(34)

Contractual losses from ship-or-pay transport services	-	-	-	-	(30)	-	-	(30)
Losses and Contingencies related to Legal Proceedings	(8)	(11)	-	(2)	(1)	(9)	-	(31)
Result from hedge operations	-	(12)	39	-	-	-	-	27
Other	20	20	(11)	(27)	13	(4)	30	41

	7	(41)	(168)	(43)	(18)	(195)	30	(428)

Pag: 123

Consolidated Assets by Business Area - 03.31.2007

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	79.698	43.897	22.230	8.048	24.434	37.570	(8.306)	207.571

CURRENT ASSETS	6.918	20.910	2.922	4.307	5.692	26.659	(7.743)	59.665

CASH AND CASH EQUIVALENTS	-	-	-	-	-	20.463	-	20.463
OTHER	6.918	20.910	2.922	4.307	5.692	6.196	(7.743)	39.202
NON-CURRENT ASSETS	72.780	22.987	19.308	3.741	18.742	10.911	(563)	147.906

LONG-TERM ASSETS	4.567	1.102	2.057	685	1.323	8.080	(559)	17.255
PROPERTY, PLANTS AND EQUIPMENT	65.338	20.655	16.223	2.630	11.877	1.576	(4)	118.295
OTHER	2.875	1.230	1.028	426	5.542	1.255	-	12.356

Consolidated Assets by Business Area - 12.31.2006

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	77.642	42.917	21.951	7.814	23.713	43.926	(7.425)	210.538

CURRENT ASSETS	6.892	20.852	2.965	4.176	5.429	33.812	(6.907)	67.219

CASH AND CASH EQUIVALENTS	-	-	-	-	-	27.829	-	27.829
OTHER	6.892	20.852	2.965	4.176	5.429	5.983	(6.907)	39.390
NON-CURRENT ASSETS	70.750	22.065	18.986	3.638	18.284	10.114	(518)	143.319

LONG-TERM ASSETS	4.464	1.102	2.201	596	1.023	7.493	(518)	16.361
PROPERTY, PLANTS AND EQUIPMENT	63.173	19.924	15.720	2.599	12.533	1.392	-	115.341
OTHER	3.113	1.039	1.065	443	4.728	1.229	-	11.617

Pag: 124

Consolidated Results – International Business Area - 1Q-2007

	R$ MILLION INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY	DISTRIBUTION	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL AREA
ASSETS (03.31.2007)	17.221	5.034	4.565	749	2.155	(5.290)	24.434

Income Statement
Net Operating Revenues	1.211	2.974	634	889	16	(1.053)	4.671

Intersegments	914	706	99	2	-	(1.053)	668
Third Parties	297	2.268	535	887	16	-	4.003
Operating Profit (Loss)	(153)	(74)	195	21	(168)	25	(154)
Net Income (Loss)	(239)	(38)	144	17	(168)	25	(259)

Consolidated Results – International Business Area

	R$ MILLION INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY	DISTRIBUTION	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL AREA
ASSETS (12.31.2006)	16.351	4.967	4.483	749	2.072	(4.909)	23.713

Income Statement (03.31.2006)
Net Operating Revenues	1.345	1.309	622	582	1	(1.080)	2.779

Intersegments	869	798	109	4	-	(1.080)	700
Third Parties	476	511	513	578	1	-	2.079
Operating Profit (Loss)	414	45	140	(37)	(124)	59	497
Net Income (Loss)	198	22	79	(15)	(86)	38	236

Pag: 125

PETROBRAS SYSTEM	Appendices

1. Petroleum and Alcohol Accounts – STN

In order to settle the accounts with the federal government, in accordance with Provisional Measure No. 2181 of August 24, 2001, Petrobras has already submitted all the information required by the National Treasury (STN) and is in discussion with the latter institution in order to reconcile the differences between the parties.

The account balance of R$ 789 million (R$ 786 million on December 31, 2006) may be paid by the federal government through the issuance of National Treasury bonds, in an amount equal to the final settlement amount or with other amounts that Petrobras may owe to the federal government, including those related to taxes or a combination of these options.

2. Consolidated Taxes and Contributions

The economic contribution of Petrobras to the country, measured through the generation of current taxes, duties and social contributions, totaled R$ 12,282 million on March 31, 2007.

R$ million
		First Quarter

4Q-2006		2007	2006	Δ%

	Economic Contribution - Country
4.447	Value Added Tax (ICMS)	4.132	4.085	1
2.033	CIDE (1)	1.853	1.847	-
2.914	PASEP/COFINS	2.749	3.420	(20)
1.880	Income Tax & Social Contribution	2.892	2.973	(3)
644	Other	656	590	11

11.918	Subtotal Country	12.282	12.915	(5)

923	Economic Contribution - Foreign	888	843	5

12.841	Total	13.170	13.758	(4)

(1) CIDE – CONTRIBUTION FOR INTERVENTION IN THE ECONOMIC DOMAIN.

3. Government Participations

R$ million
		First Quarter

4Q - 2006		2007	2006	Δ%

	Country
1.842	Royalties	1.627	1.758	(7)
2.008	Special Participation	1.509	2.000	(25)
26	Surface Rental Fees	32	24	38

3.876	Subtotal Country	3.169	3.782	(16)

312	Foreign	299	216	38

4.188	Total	3.468	3.998	(13)

Government participation in Brazil declined by 16% in relation to 1Q-2006, due to the 12% decrease in the reference price for local oil, which averaged R$ 98.40 (US$ 46.72), versus R$ 111.80 (US$ 50.93) in 1Q-2006, reflecting the lower average Brent price on the international market, as well as the lower tax rate bracket use to calculate Special Participation, especially in relation to the Marlim and Marlim Sul fields due to the natural decline in production, as well as the scheduled maintenance stoppage in the P-37 (Marlim) platform in January 2007.

Pag: 126

4. Reconciliation of Consolidated Shareholders’ Equity and Net Income

	R$ million

	Shareholders' Equity	Result
. According to PETROBRAS information as of March 31, 2007	103.718	4.336
. Profit in the sales of products in affiliated inventories	(321)	(321)
. Reversal of profits on inventory in previous years	-	438
. Capitalized interest	(780)	(47)
. Absorption of negative net worth in affiliated companies *	(267)	(187)
. Other eliminations	(603)	(88)

. According to consolidated information as of March 31, 2007	101.747	4.131

* Pursuant to CVM Instruction 247/96, losses considered temporary on investments evaluated by the equity method, where the investee shows no signs of stoppage or the need for financial support from the investor, must be limited to the amount of the controlling company’s investment. Thus losses generated by unfunded liabilities (negative shareholders’ equity) of the controlled companies did not affect the results or shareholders’ equity of Petrobras on March 31, 2007, generating a reconciling item between the Financial Statements of Petrobras and the Consolidated Financial Statements.

5. Performance of Petrobras Shares and ADRs

Nominal Change
		First Quarter

4Q-2006		2007	2006

20,15%	Petrobras ON	-5,05%	12,83%
22,69%	Petrobras PN	-7,35%	15,94%
22,86%	ADR- Nível III - ON	-3,38%	21,61%
23,94%	ADR- Nível III - PN	-3,68%	24,05%
22,01%	IBOVESPA	2,99%	13,44%
6,71%	DOW JONES	-0,87%	3,66%
6,95%	NASDAQ	0,26%	6,10%

Petrobras’ shares had a book value of R$ 23, 64 per share on March 31, 2007.

6. Dividends and Interest on Equity

The allowance for dividends in the financial statements on December 31, 2006, in the amount of R$ 7,897 million, corresponding to R$ 1.80 (one Real and eighty cents of a Real) per common share and preferred share, includes the installments of interest on capital, the first of which having been approved by the Board of Directors on October 20, 2006 and paid to shareholders on January 4, 2007, in the amount of R$ 4,387 million, corresponding to R$ 1.00 per common and preferred share, based on shareholders’ positions on October 31, 2006, monetarily restated as of December 31, 2006 according to the Selic interest rate. The second installment, approved by the Board of Directors on December 15, 2006, was paid on March 30, 2007, based on shareholders’ positions on December 28, 2006, in the amount of R$ 1,974 million, corresponding to R$ 0.45 per common and preferred share, with monetary restatement of R$ 0.0137 by the Selic interest rate for the period between December 31, 2006 and March 30, 2007. Interest on capital is subject to withholding income tax of 15%, except for shareholders who are exempt from said tax pursuant to Law 9.249/95. A total of R$ 1,535 million will be paid as dividends, equivalent to R$ 0.35 per common and preferred share, as approved by the Board of Directors on February 12, 2007 and ratified by the General Shareholders Meeting of February 12, 2007, based on shareholders’ positions on April 2, 2007.

Pag: 127

7. Foreign Exchange Exposure

The Petrobras System’s foreign exchange exposure is measured according to the following table:

Assets	R$ million
	03.31.2007	12.31.2006

Current Assets	21.796	25.537

Cash and Cash Equivalents	9.732	13.494
Other Current Assets	12.064	12.043

Non-current Assets	31.701	38.008

Long-term Assets	4.018	5.264
Investments	1.254	941
Property, plant and equipment	23.186	29.338
Intangible	2.613	1.446
Deferred	630	1.019

Total Assets	53.497	63.545

Liabilities	R$ million
	03.31.2007	12.31.2006

Current Liabilities	15.656	18.286

Short-term Debt	7.415	8.948
Suppliers	4.920	5.732
Other Current Liabilities	3.321	3.606
Long-term Liabilities	23.904	26.367

Long-term Debt	22.976	23.647
Other Long-term Liabilities	928	2.720

Total Liabilities	39.560	44.653

Net Assets (Liabilities) in Reais	13.937	18.892

(+) Investment Funds - Exchange	1.745	3.644
(-) FINAME Loans - dollar-indexed reais	487	553

Net Assets (Liabilities) in Reais	15.195	21.983

Net Assets (Liabilities) in Dollar	7.411	10.282

Exchange rate (*)	2,0504	2,1380

(*) US dollars are converted into Reais at the dollar sell price at the close of the period.

Pag: 128

PETROBRAS SYSTEM	Demonstrações Contábeis

Income Statement – Parent Company

R$ million
		First Quarter

4Q-2006		2007	2006

41.709	Gross Operating Revenues	37.986	37.920
(11.118)	Sales Deductions	(10.118)	(9.809)

30.591	Net Operating Revenues	27.868	28.111
(18.270)	Cost of Products Sold	(15.233)	(14.025)

12.321	Gross Profit	12.635	14.086
	Operating Expenses
(1.318)	Sales	(1.257)	(1.163)
(1.135)	General & Administrative	(1.136)	(832)
(412)	Exploratory Costs	(216)	(106)
(40)	Impairment	-	-
(470)	Research & Development	(373)	(240)
(199)	Taxes	(155)	(116)
(456)	Benefit expenses	(424)	(456)
(1.198)	Other	(1.745)	(484)

(5.228)		(5.306)	(3.397)

	Net Financial Expense
970	Income	971	302
(567)	Expense	(588)	(489)
(628)	Monetary & Foreign Exchange Variation - Assets	(2.112)	(2.463)
375	Monetary & Foreign Exchange Variation - Liabilities	1.140	1.971

150		(589)	(679)

(5.078)		(5.895)	(4.076)
(155)	Equity Results	52	343

7.088	Operating Income	6.792	10.353
(27)	Non-operating Income (Expense)	(1)	(85)
(1.824)	Income Tax & Social Contribution	(2.455)	(3.354)

5.237	Net Income (Loss)	4.336	6.914

Pag: 129

PETROBRAS SYSTEM	Financial Statements

Balance Sheet – Parent Company

Assets	R$ million
	03.31.2007	12.31.2006

Current Assets	43.379	49.443

Cash and Cash Equivalents	13.139	20.099
Accounts Receivable	11.175	10.376
Inventories	12.282	12.969
Dividends Receivable	579	777
Deferred Taxes & Social Contribution	4.942	4.382
Other	1.262	840
Non-current assets	137.298	130.171

Long-term Assets	49.216	45.185

Petroleum & Alcohol Account	789	786
Subsidiaries and affiliated companies	37.515	34.283
Ventures under Negotiation	1.007	928
Advances to Suppliers	514	564
Advance for Pension Plan Migration	1.277	1.242
Deferred Taxes and Social Contribution	4.335	3.763
Judicial Deposits	1.358	1.438
Antecipated Expenses	966	819
Others	1.455	1.362
Investments	23.167	22.777

Property, plant and equipment	61.517	58.682

Intangible	2.825	2.779

Deferred	573	748

Total Assets	180.667	179.614

Liabilities	R$ million
	03.31.2007	12.31.2006

Current Liabilities	47.022	50.797

Short-term Debt	1.281	1.279
Suppliers	29.278	28.900
Taxes & Social Contribution Payable	8.087	6.855
Dividends / Interest on Own Capital	1.582	7.897
Project Finance and Joint Ventures	1.551	1.565
Pension fund obligations	294	392
Clients Anticipation	1.751	1.120
Other	3.198	2.789
Long-term Liabilities	29.937	29.435

Long-term Debt	4.820	5.094
Subsidiaries and affiliated companies	2.599	2.507
Pension plan	3.051	2.777
Health Care Benefits	8.085	7.769
Deferred Taxes & Social Contribution	7.635	7.522
Other	3.747	3.766
Shareholders' Equity	103.718	99.382

Capital	48.264	48.264
Capital Reserves	51.118	25.055
Net Income	4.336	26.063

Total liabilities	180.667	179.614

In line with international accounting practices, CVM Resolution No. 488 approved Proclamation NPC 27 of the Institute of Independent Auditors of Brazil (IBRACON), which establishes new standards for the presentation and publication of financial statements. According to this proclamation, assets must be classified as “Current” and “Non-current”, the latter further divided into long-term, investments, fixed assets, intangible assets and deferred assets. Liabilities must be classified as “Current” and “Non-current”.

Pag: 130

Statement of Cash Flow – Parent Company

R$ million
		First Quarter

4Q-2006		2007	2006

5.237	Net Income (Loss)	4.336	6.914
2.715	(+) Adjustments	3.384	1.919

1.361	Depreciation & Amortization	1.260	943
(4)	Oil and Alcohol Accounts	(3)	(4)
596	Oil and Oil Products Supply - Foreign	159	1.207
79	Charges on Financing and Affiliated Companies	784	1.055
683	Other Adjustments	1.184	(1.282)
7.952	(=) Net Cash Generated by Operating Activities	7.720	8.833
(5.201)	(-) Cash used for Cap.Expend.	(4.634)	(3.841)

(2.848)	Investment in E&P	(3.112)	(2.947)
(1.874)	Investment in Refining & Transport	(1.015)	(545)
(230)	Investment in Gas and Energy	(298)	(136)
(100)	Structured Projects Net of Advance	(94)	(153)
6	Dividends	36	171
(155)	Other Investments	(151)	(231)

(2.751)	(=) Free Cash Flow	3.086	4.992
(203)	(-) Cash used in Financing Activities	(10.046)	(4.576)
(2.548)	(=) Cash Generated in the Period	(6.960)	416

17.551	Cash at the Beginning of Period	20.099	17.482
20.099	Cash at the End of Period	13.139	17.898

Pag: 131

Statement of Value Added - Parent Company

	R$ million
	First Quarter
	2007	2006
Description
Sale of products and services and non operating income*	38.320	38.104
Raw Materials Used	(2.824)	(3.622)
Products for Resale	(1.889)	(2.217)
Materials, Energy, Services & Others	(6.043)	(2.577)

Added Value Generated	27.564	29.688

Depreciation & Amortization	(1.260)	(943)
Participation in subsidiaries, goodwill / discount amortization	52	343
Financial Income	491	(167)
Rent and royalties	98	97

Total Distributable Added Value	26.945	29.018

Distribution of Added Value

Personnel
Salaries, Benefits and Charges	2.974	2.020

	2.974	2.020

Government Entities
Taxes, Fees and Contributions	13.093	12.954
Government Participation	3.169	3.782
Deferred Income Tax & Social Contribution	36	726

	16.298	17.462

Financial Institutions and Suppliers
Interest, FX Rate and Monetary Variations	1.081	511
Rent and Freight Expenses	2.256	2.111

	3.337	2.622

Shareholders
Net Income	4.336	6.914

	4.336	6.914

Value Added distributed	26.945	29.018

* Net of Provisions for Doubtful Debts.

Pag: 132

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 – ITEM	01
02 - ISSUANCE ORDER NUMBER	1
03 - CVM REGISTRATION NUMBER
04 - DATE OF REGISTRATION WITH CVM
05 - DEBENTURE SERIES ISSUED	1
06 – TYPE	SIMPLE
07 – NATURE	PRIVATE
08 - ISSUE DATE	02/15/1998
09 - DUE DATE	02/15/2015
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	2,5% above TJLP
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)	10.000,00
14 - AMOUNT ISSUED (IN THOUSANDS OF REAIS)	430.000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	43.000
16 - DEBENTURES IN CIRCULATION (UNITS)	43.000
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT	08/15/2007

Pag: 133

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 - ITEM	02
02 - ISSUANCE ORDER NUMBER	2
03 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/035
04 - DATE OF REGISTRATION WITH CVM	08/30/2002
05 - DEBENTURE SERIES ISSUED	1
06 - TYPE	SIMPLE
07 - NATURE	PUBLIC
08 - ISSUE DATE	08/01/2002
09 - DUE DATE	08/01/2012
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	IGPM plus 11% per year
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)	1.000,00
14 - AMOUNT ISSUED (IN THOUSANDS OF REAIS)	750.000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	750.000
16 - DEBENTURES IN CIRCULATION (UNITS)	750.000
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT	07/31/2007

Pag: 134

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 - ITEM	03
02 - ISSUANCE ORDER NUMBER	3
03 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/037
04 - DATE OF REGISTRATION WITH CVM	10/31/2002
05 - DEBENTURE SERIES ISSUED	1
06 - TYPE	SIMPLE
07 - NATURE	PUBLIC
08 - ISSUE DATE	10/04/2002
09 - DUE DATE	10/01/2010
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	IGPM plus 10,3% per year
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)	1.000,00
14 - AMOUNT ISSUED (IN THOUSANDS OF REAIS)	775.000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	775.000
16 - DEBENTURES IN CIRCULATION (UNITS)	775.000
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT	10/01/2007

Pag: 135

16.01 - OTHER INFORMATION THE COMPANY CONSIDERED SIGNIFICANT

STATEMENT OF VALUE ADDED

	R$ thousand

	Consolidated				Parent Company

	03.31.2007		03.31.2006		03.31.2007		03.31.2006

Sales of products and services and
nonoperating income (*)	50.686.717		46.914.987		38.319.637		38.104.448

Consumed raw material	(5.576.423)		(4.988.078)		(2.823.693)		(3.622.302)
Cost of products and services sold	(7.948.620)		(5.395.134)		(1.889.159)		(2.217.492)
Energy, third party services and other
operating expenses	(7.123.668)		(3.167.091)		(6.042.770)		(2.576.771)

GROSS VALUE ADDED	30.038.006		33.364.684		27.564.015		29.687.884

Depreciation and amortization	(2.411.399)		(2.102.633)		(1.260.089)		(942.823)

Equity pickup	(74.829)		(399.620)		49.786		339.018
Financial income/monetary and foreign
exchange variations	669.238		142.708		491.050		(167.727)
Goodwill/discount - amortization	(9.301)		(26.683)		2.364		4.361
Rental and royalties	126.154		149.999		97.836		97.362

TOTAL VALUE ADDED AVAILABLE
FOR DISTRIBUTION	28.337.869		31.128.455		26.944.962		29.018.074

DISTRIBUTION OF VALUE ADDED	28.337.869	100%	31.128.455	100%	26.944.962	100%	29.018.074	100%

Personnel	3.569.215	13%	2.537.842	8%	2.973.903	11%	2.020.262	7%
Salaries, benefits and charges	3.569.215	13%	2.537.842	8%	2.973.903	11%	2.020.262	7%

Government entities	16.638.108	58%	17.755.854	57%	16.297.338	61%	17.461.164	60%
Taxes, charges and contributions	13.063.843	46%	12.982.930	42%	13.092.977	49%	12.952.948	44%
Deferred income/social contribution taxes	105.886	1%	774.629	2%	35.641	0%	726.519	3%
Government participations	3.468.379	11%	3.998.295	13%	3.168.720	12%	3.781.697	13%

Financial institutions and suppliers	3.523.705	13%	3.655.693	12%	3.337.401	12%	2.622.882	9%
Interest, monetary and exchange
variations	1.619.336	6%	858.275	3%	1.081.034	4%	511.551	2%
Leasing and charter expenses	1.904.369	7%	2.797.418	9%	2.256.367	8%	2.111.331	7%

Shareholders:	4.606.841	16%	7.179.066	23%	4.336.320	16%	6.913.766	24%
Minority interest	476.122	2%	504.074	2%
Retained earnings	4.130.719	14%	6.674.992	21%	4.336.320	16%	6.913.766	24%
(*) Includes allowance for doubtful debts.

Pag: 136

STATEMENT OF CASH FLOW

	R$ thousand

	Consolidated		Parent Company

	03.31.2007	03.31.2006	03.31.2007	03.31.2006

Net Income for the Period	4.130.719	6.674.991	4.336.320	6.913.765

(+) Adjustments	3.368.698	3.486.801	3.384.269	1.919.159
Goodwill/Discount - amortization	2.411.399	2.102.633	1.260.089	942.823
Petroleum and alcohol accounts	(3.487)	(4.095)	(3.487)	(4.095)
Operation with supply of petroleum and oil products -
foreign			159.448	1.206.383
Financial charges, related parties and projects financings	(676.198)	(1.078.422)	784.326	1.055.239
Minority interest	476.122	504.073
Equity pickup	84.130	426.303	(52.150)	(343.378)
Exchange variation on fixed assets	1.749.457	2.574.697
Net book value of permanent assets written off	30.178	386.183	11.731	2.884
Deferred income tax and social contribution, net	105.886	774.629	35.641	869.821
Change in inventories	875.622	(1.706.595)	698.761	(2.122.933)
Change in accounts receivable from third and related
parties	79.366	(1.235.019)	(785.191)	106.049
Change in suppliers to third and related parties	(1.895.367)	1.289.912	187.803	(764.871)
Change in taxes and contributions	1.291.967	(12.859)	405.416	1.156.599
Change in projects financings			27.471	(1.349.831)
Change in pension and health care plans	548.319	603.543	491.836	558.738
Change in other assets and liabilities	(1.714.696)	(1.138.182)	162.575	605.731
(=) Cash Generated by Operating Activities	7.493.417	10.161.792	7.720.589	8.832.924

(-) Cash Used in Investment Activities	(7.951.432)	(6.019.692)	(4.634.628)	(3.840.747)
Investment in exploration and production	(4.364.259)	(3.883.795)	(3.111.983)	(2.946.778)
Investment in refining and transportation	(1.101.743)	(727.788)	(1.015.816)	(545.377)
Investment in gas and energy	(704.376)	(282.516)	(298.021)	(135.681)
Investment in distribution	(104.396)	(137.988)
Investment in international segment	(1.525.699)	(655.700)	(4.076)	(2.001)
Other investments	(236.793)	(353.017)	(146.768)	(228.939)
Dividends received	85.834	21.112	36.420	171.185
Ventures under negociation			(94.384)	(153.156)

(=) Net Cash Flow	(458.015)	4.142.100	3.085.961	4.992.177

(-) Cash Used in Financing Activities	(6.908.395)	(4.575.823)	(10.045.879)	(4.575.638)

(=) Cash Generated (Used) in the Period	(7.366.410)	(433.723)	(6.959.918)	416.539

At Beginning of the Period	27.829.105	23.417.040	20.098.892	17.481.555

At End of the Period	20.462.695	22.983.317	13.138.974	17.898.094

Pag: 137

CONSOLIDATED SEGMENT INFORMATION AS OF MARCH 31, 2007

Consolidated Assets by Operating Segment - 03.31.2007

	R$ THOUSANDS

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

ASSETS	79.698.890	43.896.691	22.229.737	8.048.324	24.433.632	37.570.429	(8.306.426)	207.571.277

CURRENT ASSETS	6.918.259	20.909.558	2.922.325	4.306.981	5.692.051	26.658.971	(7.743.265)	59.664.880

Cash and cash equivalents						20.462.695		20.462.695
Other	6.918.259	20.909.558	2.922.325	4.306.981	5.692.051	6.196.276	(7.743.265)	39.202.185
NON-CURRENT ASSETS	72.780.631	22.987.133	19.307.412	3.741.343	18.741.581	10.911.458	(563.161)	147.906.397

Long-term assets	4.567.105	1.101.571	2.056.870	685.390	1.323.250	8.080.385	(559.713)	17.254.858
Property, plant and equipment	65.338.290	20.655.515	16.222.564	2.629.622	11.877.040	1.575.724	(3.448)	118.295.307
Other	2.875.236	1.230.047	1.027.978	426.331	5.541.291	1.255.349		12.356.232

Consolidated Statement of Income by Operating Segment - 1T- 2007

	R$ THOUSANDS

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net Operating Revenues	16.967.222	29.690.299	2.145.266	10.222.901	4.670.989		(24.802.230)	38.894.447

Intersegment	15.375.956	8.022.969	552.575	182.487	668.243		(24.802.230)
Third parties	1.591.266	21.667.330	1.592.691	10.040.414	4.002.746			38.894.447
Cost of Goods Sold	(7.921.854)	(25.240.741)	(1.885.623)	(9.252.471)	(3.925.945)		24.597.800	(23.628.834)

Gross Profit	9.045.368	4.449.558	259.643	970.430	745.044		(204.430)	15.265.613
Operating Expenses	(970.414)	(1.239.678)	(562.065)	(678.119)	(899.479)	(2.373.322)	39.649	(6.683.428)
Sulling, General & Administrative	(173.206)	(891.994)	(258.775)	(593.423)	(384.628)	(794.012)	39.649	(3.056.389)
Taxes	(11.939)	(42.085)	(25.840)	(49.200)	(27.591)	(142.109)		(298.764)
Prospecting & Drilling	(215.828)				(439.450)			(655.278)
Research & Development	(187.341)	(71.376)	(39.877)	(2.846)	(737)	(74.224)		(376.401)
Benefit Expenses						(452.645)		(452.645)
Other Operating Expenses	(382.100)	(234.223)	(237.573)	(32.650)	(47.073)	(910.332)		(1.843.951)

Operating Income (Loss)	8.074.954	3.209.880	(302.422)	292.311	(154.435)	(2.373.322)	(164.781)	8.582.185
Financial Expenses. net						(950.098)		(950.098)
Participation in subsidiaries and
Affiliated Companies		42.249	5.609	(3.895)	8.990	(137.083)		(84.130)
Non-operating income (expenses)	(2.926)	6.706	2.957	445	23.037	(3.400)		26.819

Income before taxes and minority interests
income tax and social contribution	8.072.028	3.258.835	(293.856)	288.861	(122.408)	(3.463.903)	(164.781)	7.574.776
Income tax and social contribution	(2.744.489)	(1.093.640)	101.818	(99.537)	(65.741)	877.625	56.029	(2.967.935)
Minority Interests	(231.747)	(21.156)	(122.240)		(70.986)	(29.993)		(476.122)

Net Income (Loss)	5.095.792	2.144.039	(314.278)	189.324	(259.135)	(2.616.271)	(108.752)	4.130.719

Pag: 138

Consolidated Statement by International Operating Segment - 1T - 2007

	R$ THOUSANDS
	INTERNATIONAL

			GAS
	E&P	SUPPLY	&	DISTRIB.	CORP.	ELIMIN.	TOTAL
			ENERGIA
INTERNATIONAL
ASSETS	17.220.522	5.034.534	4.564.863	748.903	2.154.560	(5.289.750)	24.433.632

INCOME STATEMENT
Net Operating Revenues	1.211.108	2.974.387	633.572	889.400	15.586	(1.053.064)	4.670.989

Inter segment	914.050	705.825	98.668	2.764		(1.053.064)	668.243
Third parties	297.058	2.268.562	534.904	886.636	15.586		4.002.746

Operating Profit (Loss)	(153.270)	(74.294)	195.043	21.220	(168.562)	25.428	(154.435)

Net Income (Loss)	(238.532)	(37.870)	143.957	16.746	(168.864)	25.428	(259.135)

Statement of Other Operating Income (Expenses) - 1T - 2007

	R$ THOUSANDS

			GAS
	E&P	SUPPLY	&	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			ENERGY

Petros Plan Repactuation Costs	(219.741)	(128.741)	(11.437)	(40.034)	(7.832)	(632.125)		(1.039.910)
Cultural projects and institutional relations	(20.598)	(15.027)		(6.587)		(246.607)		(288.819)
Operational expenses with thermoelectric			(204.851)					(204.851)
Unscheduled stoppages – plant and
equipment	(18.996)	(41.009)						(60.005)
Contractual losses on transportation
services (Ship or Pay)					(15.476)			(15.476)
Losses and contingencies on judicial
process	(6.470)	(12.330)	(1)	887	(2.154)	9.460		(10.608)
Hedge gains (losses)		14.819						14.819

Other	(116.295)	(51.935)	(21.284)	13.084	(21.611)	(41.060)		(239.101)

	(382.100)	(234.223)	(237.573)	(32.650)	(47.073)	(910.332)		(1.843.951)

Pag: 139

			Composition of Stock
	Composition of Stock		Capital
	Capital (12/31/2006)		(03/31/2007)
Stockholders	Shares	%	Shares	%

Common Shares	2.536.673.672	100	2.536.673.672	100
Federal Union	1.413.258.228	55,7	1.413.258.228	55,7
BNDESPar	47.246.164	1,9	47.246.164	1,9
ADR Level 3	684.488.756	27,0	688.173.320	27,1
FMP - FGTS PETROBRAS	111.122.616	4,4	111.222.023	4,4
Offshore (Resolution no 2.689 C.M.N.)	73.044.091	2,9	67.013.333	2,6
Other transfer agents (1)	207.513.817	8,2	209.760.604	8,3

Preferred Shares	1.850.364.698	100	1.850.364.698	100
BNDESPar	287.023.667	15,5	287.023.667	15,5
ADR Level 3 e Rule 144-A	676.900.544	36,6	680.428.836	36,8
Offshore (Resolution no 2689 C.M.N.)	291.682.789	15,8	264.071.855	14,3
Other transfer agents (1)	594.757.698	32,1	618.840.340	33,4

Capital	4.387.038.370	100	4.387.038.370	100
Federal Union	1.413.258.228	32,2	1.413.258.228	32,2
BNDESPar	334.269.831	7,6	334.269.831	7,6
ADR (Common Shares)	684.488.756	15,6	688.173.320	15,7
ADR (Preferred Shares)	676.900.544	15,4	680.428.836	15,5
FMP - FGTS PETROBRAS	111.122.616	2,5	111.222.023	2,5
Offshore (Resolution no 2689 C.M.N.)	364.726.880	8,3	331.085.188	7,5
Other transfer agents (1)	802.271.515	18,3	828.600.944	18,9

Pag: 140

17.01 – SPECIAL REVIEW REPORT - QUALIFIED

Petróleo Brasileiro S.A. - Petrobras

Independent accountant’s report on the
special review of the quarter ended
March 31, 2007

(A translation of the original report in Portuguese, as filed with the Brazilian Securities Commission (CVM) prepared in
accordance with accounting principles derived from the
Brazilian Corporation Law and rules of the CVM)

Pag: 141

Independent accountants’ special review report

(A translation of the original report in Portuguese, as filed with the Brazilian Securities Commission (CVM) prepared in accordance with accounting principles derived from the Brazilian Corporation Law and rules of the CVM)

To
The Board of Directors and Shareholders
Petróleo Brasileiro S.A. - Petrobras
Rio de Janeiro - RJ

We have reviewed the quarterly information of Petróleo Brasileiro S.A. - Petrobras for the quarter ended March 31, 2007, comprising the balance sheet of Petróleo Brasileiro S.A. - Petrobras and the consolidated balance sheet of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries, the related statements of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with the review standards established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Council of Accountancy, which comprised, mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events, which have, or may have, a material effect on the financial position and operations of the Company and its subsidiaries.

Based on our special review, we are not aware of any material change which should be made to the quarterly information above for it to be in accordance with accounting practices adopted in Brazil and regulations issued by the Brazilian Securities Exchange Commission (CVM), specifically applicable to the preparation of the quarterly information.

Pag: 142

Our special review was performed with the objective of issuing a special review report on the quarterly information referred to in the first paragraph, taken as a whole. The statements of cash flows, added value and the segment information for the quarter ended March 31, 2007, represent supplementary information to the quarterly information, are not required by the accounting practices adopted in Brazil, and are being presented to facilitate additional analysis. These supplementary information were subject to the same review procedures as applied to the quarterly information and, based on our special review, we are not aware of any material change which should be made for them to be in accordance with the quarterly financial information referred to in the first paragraph, taken as a whole.

May 11, 2007

KPMG Auditores Independentes
CRC SP-14.428/O -6-F-RJ

Manuel Fernandes Rodrigues de Sousa Accountant
CRC RJ-052-428/O-2

Pag: 143

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.